                                                Filed pursuant to Rule 424(b)(4)
                                                Registration No. 333-95125


                                3,000,000 Shares

                            BROADBASE SOFTWARE, INC.
[BROADBASE LOGO]

                                  Common Stock
                           -------------------------

     Broadbase is offering 1,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 1,500,000 shares. Broadbase will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

     The common stock is quoted on the Nasdaq National Market under the symbol "BBSW". The last reported sale price of the common stock on February 14, 2000 was $96.31 per share.

     See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share       Total
                                                              ---------    ------------
Initial price to public.....................................   $95.00      $285,000,000
Underwriting discount.......................................   $ 4.75      $ 14,250,000
Proceeds, before expenses, to Broadbase.....................   $90.25      $135,375,000
Proceeds, before expenses, to the selling stockholders......   $90.25      $135,375,000

     To the extent that the underwriters sell more than 3,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 450,000 shares from Broadbase at the initial price to public less the underwriting discount.

                           -------------------------

     The underwriters expect to deliver the shares against payment in New York, New York on February 18, 2000.

GOLDMAN, SACHS & CO.
               DEUTSCHE BANC ALEX. BROWN
                              DAIN RAUSCHER WESSELS
                                          THOMAS WEISEL PARTNERS LLC
                           -------------------------
                      Prospectus dated February 15, 2000.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
PROSPECTUS SUMMARY.....................    1
RISK FACTORS...........................    5
SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS AND INDUSTRY DATA.........   17
USE OF PROCEEDS........................   18
DIVIDEND POLICY........................   18
PRICE RANGE OF COMMON STOCK............   18
CAPITALIZATION.........................   19
DILUTION...............................   20
SELECTED CONSOLIDATED FINANCIAL DATA...   21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................   24

                                         PAGE
                                         ----
BUSINESS...............................   32
MANAGEMENT.............................   50
RELATED PARTY TRANSACTIONS.............   61
PRINCIPAL AND SELLING STOCKHOLDERS.....   63
DESCRIPTION OF CAPITAL STOCK...........   66
SHARES ELIGIBLE FOR FUTURE SALE........   69
LEGAL MATTERS..........................   71
EXPERTS................................   71
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION..........................   72
INDEX TO THE FINANCIAL STATEMENTS......  F-1
UNDERWRITING...........................  U-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of the factors set forth under "Risk Factors" and elsewhere in this prospectus.

                                  OUR BUSINESS

     Broadbase develops and markets software that integrates and analyzes customer information from Internet and traditional business channels, enabling businesses to improve their customer acquisition, retention and profitability. Our software integrates information from numerous points of customer interaction, or touch points, by pulling information from multiple data sources and transforming it into a standard format that can be analyzed. Our software then analyzes this reformatted information to provide a comprehensive understanding of the customer lifecycle from initial identification through acquisition and retention. Our products then allow businesses to translate this analysis into specific actions such as targeting profitable customers, personalizing customer interactions and identifying opportunities to sell complementary or higher-end products and services. In addition, with our recent acquisition of Rubric, Inc., we now offer Rubric's eMA (eMarketing Automation) application, which enables businesses to act on this analysis through automated marketing campaigns over the Internet and traditional channels. By integrating, analyzing and acting on valuable customer information, our products enable businesses to build long-lasting and profitable customer relationships.

     The Internet is emerging as an important channel for businesses to interact with their customers. As a result, traditional "bricks and mortar" companies are adapting many of their business activities to the Internet. In addition, a new class of Internet-only companies is rapidly emerging. Together, these companies represent a new category of enterprise called the e-business. The rise of the Internet as a new business channel has led to a dramatic increase in the number of ways that businesses interact with their customers. Today, these include not only traditional storefronts, catalogs and call centers, but also websites, e-mail marketing campaigns and online customer service. The Internet has also created a highly competitive environment for businesses, where customers can easily switch among alternative product and service offerings. To maintain customer loyalty in this environment, e-businesses need to develop a complete understanding of individual customers to maximize the effectiveness of every customer interaction.

     Broadbase software addresses this need. Our software consists of a suite of applications that are built on Foundation, our software platform that provides a wide range of analytic capabilities. Our software integrates information that has traditionally been isolated in separate systems designed to support specific types of customer interactions, such as customer service and Internet-based sales. It provides decision-makers in sales, marketing, customer service and e-commerce business functions with a more comprehensive view of the customer. Each application provides these decision-makers with analysis of customer information that is specifically designed for their particular business function. Our solutions can generally be deployed in less than 30 days, allowing our customers to quickly capture revenue opportunities and achieve rapid return on investment. To date, over 150 end user customers have licensed our products from us and our distributors and resellers. Traditional "bricks and mortar" customers include Aon Service Corporation, Boeing, Canon Computer, Chevron, HealthSystem Minnesota, Hewlett-Packard, Honda, Inprise, Polaris Service, Telia AB and Xerox. Internet-only customers include BizBuyer.com, CMP Media, InsWeb, Onvia.com and Pets.com. Each of the foregoing end user customers has licensed products and purchased services totaling at least $300,000.

                             ACQUISITION OF RUBRIC

     On February 1, 2000, we acquired privately-held Rubric, a leading provider of e-marketing software applications. Rubric's product, eMA, automates the planning, execution and measurement of marketing campaigns. It streamlines campaign planning by automating the process of requesting, reviewing, approving and launching campaigns. The software enables the identification of prospect and customer segments that can be targeted with personalized messages and offers. eMA then automates the execution of Internet and traditional marketing campaigns by generating personalized e-mail and web pages, personalized letters and faxes, and lists for direct mail and call center campaigns. It can manage their campaigns concurrently over a number of different channels. In addition, eMA can also automate other areas of customer interaction, such as customer service. The software also provides a communications system that facilitates personalized, targeted and interactive communications across the Internet and traditional channels over an extended period of time. Following execution of the marketing campaign, eMA's measurement capabilities allow users to close the loop by tracking campaign results, costs and revenue. By enabling users to more effectively generate leads and build customer relationships, eMA is designed to generate revenue, reduce marketing costs and improve marketing effectiveness. We believe that the combination of eMA and our existing products will allow businesses to both analyze their customer data and to plan, manage and execute marketing campaigns based on this analysis.

     Rubric's customers include BEA Systems, Cisco Systems, Citrix, DiTech.com, Hewlett-Packard, Internet Appliance Network, LoanCity.com, MERANT, MSHOW.com, N.E.T., Outpost.com, PeopleFirst.com, Rainmaker Systems, Sierra Atlantic and Sybase. Each of these end users has licensed products and purchase services totaling at least $100,000. Rubric had total revenue of approximately $343,000 in 1998 and approximately $3.4 million in 1999, and at December 31, 1999, Rubric had an accumulated deficit of approximately $29.3 million. Rubric grew from 38 employees at December 31, 1998 to 78 employees at December 31, 1999.

     In connection with this acquisition, we issued approximately 3.0 million shares of our common stock in exchange for all outstanding shares of Rubric capital stock, and converted all outstanding options and warrants to acquire Rubric capital stock into options and warrants to purchase approximately 600,000 shares of our common stock. We intend to account for the acquisition as a purchase, and the merger is intended to qualify as a tax-free reorganization.

                             OUR BUSINESS HAS RISKS

     We introduced Foundation in the fourth quarter of 1997, and began offering our analytic applications in the third quarter of 1998. In May 1999, we expanded our suite by introducing our first applications designed for e-business. We expect that our future growth will depend significantly on revenue from licenses of these new applications. We have incurred net losses in each period since our inception and as of December 31, 1999 we had accumulated net losses of approximately $41.7 million. We have not achieved profitability and we expect to continue to incur losses for the foreseeable future. Our business is subject to risks, and our market is subject to rapid technological change and intense competition. In addition, our acquisition of Rubric involves risks, including the possibility that costs or difficulties related to the integration of our businesses or products could be greater than expected.

                                  THE OFFERING

Common stock offered by
Broadbase..........................     1,500,000 shares

Common stock offered by the selling
  stockholders.....................     1,500,000 shares

Common stock to be outstanding
after this offering................    22,542,151 shares

Use of proceeds....................    General corporate purposes, including
                                       working capital. See "Use of Proceeds".

Nasdaq National Market symbol......    BBSW

     The number of shares of our common stock that will be outstanding after this offering is based on the shares outstanding on December 31, 1999 and the 2,992,064 shares that we issued in exchange for all outstanding shares of Rubric capital stock in connection with our acquisition of Rubric, and excludes:

     - 607,728 shares reserved for issuance pursuant to the exercise of options and warrants to purchase Rubric capital stock that were converted into options and warrants to purchase our common stock;

     - 3,195,489 shares subject to options outstanding as of December 31, 1999, at a weighted average exercise price of $10.12 per share;

     - 2,764,695 shares available for issuance under our 1999 Equity Incentive Plan as of December 31, 1999 which amount was increased by 902,504 shares on January 1, 2000; and

     - 500,000 shares available for issuance under our 1999 Employee Stock Purchase Plan as of December 31, 1999 which amount was increased by 180,500 shares on January 1, 2000.

     As of February 1, 2000, we had granted additional options to purchase an aggregate of 2,667,591 shares of common stock at a weighted average price of $86.41 per share under our 1999 Equity Incentive Plan, and options to purchase 300,000 shares of common stock at an exercise price of $54.00 per share outside of our employee benefit plans.

                             CORPORATE INFORMATION

     We incorporated in California in November 1995 under the name BroadBase Information Systems, Inc., and reincorporated in Delaware in September 1999 under our current name. Our principal executive offices are located at 172 Constitution Drive, Menlo Park, California 94025. Our telephone number is (650) 614-8300.

     Broadbase, Foundation, Rubric and eMA are our trademarks. This prospectus also contains trademarks and trade names of other companies.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       PERIOD FROM          YEARS ENDED             YEAR ENDED
                                    NOVEMBER 28, 1995       DECEMBER 31,        DECEMBER 31, 1999
                                     (INCEPTION) TO      ------------------   ----------------------
                                    DECEMBER 31, 1996     1997       1998      ACTUAL     PRO FORMA
                                   -------------------   -------   --------   --------   -----------
                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenue......................        $    --         $    --   $  3,439   $ 10,442    $  13,872
Gross margin.....................             --              --      2,472      6,395        6,437
Loss from operations.............         (1,273)         (5,575)   (11,452)   (24,135)    (106,582)
Net loss.........................        $(1,272)        $(5,487)  $(11,343)  $(23,570)   $(106,233)
Basic and diluted net loss per
  share..........................        $ (4.30)        $ (6.19)  $  (8.85)  $  (3.74)   $  (11.44)
Weighted-average common
  shares -- basic and diluted....            296             887      1,281      6,296        9,287

                                                                      DECEMBER 31, 1999
                                                            -------------------------------------
                                                                                       PRO FORMA
                                                                                          AS
                                                            ACTUAL      PRO FORMA      ADJUSTED
                                                            -------    -----------    -----------
                                                                       (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $76,642      $ 76,852       $211,377
Working capital...........................................   69,362        60,025        194,550
Total assets..............................................   84,770       449,280        583,805
Long-term debt and capital lease obligations, net of
  current portion.........................................      333           548            548
Stockholders' equity......................................  $73,206      $426,093       $560,618

     The unaudited pro forma information reflects our recent acquisition of Rubric. The unaudited pro forma combined statement of operations data is derived from our audited statement of operations data and audited statement of operations data of Rubric, for the year ended December 31, 1999, giving effect to the acquisition as if it had occurred on January 1, 1999. The unaudited pro forma combined balance sheet data is derived from our audited balance sheet data and the audited balance sheet data of Rubric as of December 31, 1999, giving effect to the acquisition as if it had occurred on December 31, 1999. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined companies.

     The unaudited pro forma as adjusted balance sheet data above reflects the receipt of the net proceeds from the sale of the 1,500,000 shares of common stock offered by Broadbase at the initial price to public of $95.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses.

     Unless otherwise indicated, all information in this prospectus (1) assumes that the underwriters will not exercise their over-allotment option to purchase additional shares in this offering, (2) does not give effect to the recently announced two-for-one split of our common stock that is planned to occur after this offering, and (3) does not include approximately 3.0 million shares of our common stock that we issued in connection with our acquisition of Rubric.

                                  RISK FACTORS

     Before you invest in our common stock, you should carefully consider the risks described below, together with all of the other information included in this prospectus.

                         RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY IS LIMITED

     We are still in the early stages of our development. Our revenue and income potential is unproven and depends on emerging, rapidly changing markets and on acceptance of products that we have only recently introduced. Because our operating history is limited and our product offerings are evolving, it is difficult to evaluate our business and our future prospects.

     We incorporated in November 1995, and from that date through December 1997 were in the development stage, conducting research and developing our initial products. We have only recently begun licensing our products and deriving revenue. In the fourth quarter of 1997, we introduced our first product, Foundation, which was designed to enable organizations to build and manage datamarts -- a system for storing, retrieving and managing data for a specific business function or department -- to analyze their customer information. In the third quarter of 1998, we began offering applications designed to operate with Foundation to provide analysis for customer relationship management. In May 1999, we introduced applications designed for Internet sales channels, Internet marketing and other customer-focused e-business applications, and we also released new versions of existing applications. Because we have only recently introduced our products, it is difficult to predict whether our products will continue to be accepted by the market and the level of revenues we can expect to derive from sales of our products.

     Rubric was also in the early stages of its development and had licensed its eMA product to a limited number of customers. It is difficult to predict the effect our recent acquisition of Rubric will have on our business.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE

     We incurred net losses and losses from operations for each period from our inception through the end of 1999. As of December 31, 1999, we had accumulated net losses of approximately $41.7 million, which represented 300% of our cumulative revenue as of that date. As of December 31, 1999, Rubric had accumulated net losses of approximately $29.3 million. We have not achieved profitability and we expect to continue to incur substantial operating losses for the foreseeable future. We expect to incur increasing sales and marketing, research and development and general and administrative expenses. As a result, we will need to significantly increase our revenue to achieve profitability. Although our revenue grew significantly in 1999, our growth may not continue at the current rate or at all.

WE EXPECT OUR QUARTERLY REVENUE AND OPERATING RESULTS TO FLUCTUATE

     Our revenue and operating results are likely to vary significantly from quarter to quarter. The factors that affect our quarterly operating results include:

     - the demand for our products, particularly our e-business applications;

     - the size and timing of customer orders for our products and our professional services;

     - increased expenses for sales and marketing, product development and administration;

     - changes in the level of sales of professional services as compared to product licenses;

     - changes in the mix of our domestic and international sales; and

     - changes in general economic and market conditions.

Our quarterly revenue increased 314% from the fourth quarter of 1998 to the fourth quarter of 1999. We do not believe that these rates of growth are indicative of the growth in revenues, if any, that we can expect in the future. Accordingly, we believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely on these comparisons as an indication of our future performance. Our operating results may fall below the expectations of investors. In this event, the market price of our common stock would likely fall.

OUR OPERATING EXPENSES ARE INCREASING AND WE WOULD NOT BE ABLE TO REDUCE THEM QUICKLY, WHICH COULD RESULT IN LOWER THAN EXPECTED OPERATING RESULTS IF WE DO NOT ACHIEVE EXPECTED REVENUE LEVELS

     We plan to significantly increase our operating expenses as we expand our sales, marketing, research and development, professional services, customer support and administrative groups. These expenses will be incurred before we generate any revenues from this increased spending. If we do not significantly increase revenues as a result of these efforts, we will not achieve profitability. Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. As a result, we would not be able to reduce spending quickly if our revenue were lower than we had projected. Our ability to accurately forecast our quarterly revenue is limited because of our limited operating history, the rapidly evolving nature of our market and the sales cycle for our products, which can be long and unpredictable. If our revenue falls below our expectations in any quarter, or if we increase our spending ahead of our revenue growth, our operating results would be lower than expected.

THE UNPREDICTABLE TIMING OF OUR SALES AND IMPLEMENTATION CYCLE MAKES IT DIFFICULT TO FORECAST OUR OPERATING RESULTS

     Our products can have a long and unpredictable sales cycle. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur. This contributes to the uncertainty of our future operating results. Potential customers often require time to weigh the costs and benefits of our products compared to those of in-house development and integration efforts. As a result, our sales cycle has typically ranged from approximately two to four months, although it can take longer, particularly for sales to traditional "bricks and mortar" companies.

     In a typical application license transaction, a portion of the implementation of our products is performed by our professional services group, which connects our products to the customer's systems and data sources. Upon completion of that connection, no significant obligations remain with respect to implementation, and we recognize the revenue related to that license. The actual connection process can often be completed in approximately two to four weeks. However, the timing of the commencement and completion of this connection process is subject to factors that may be beyond our control, as this process requires access to the customer's facilities and coordination with the customer's personnel after delivery of the software. As a result, we typically do not recognize the license revenue from an application license until one to three months after our product is shipped to the customer. Uncertainty as to when our product can be connected at the customer's facilities makes it more difficult to forecast our operating results and can result in significant variability in our period to period results.

OUR ACQUISITION OF RUBRIC MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND MANAGEMENT DUE TO DIFFICULTIES IN ASSIMILATING PERSONNEL, TECHNOLOGY AND OPERATIONS

     We may not realize the benefits from our acquisition of Rubric to the extent that we anticipate, or at all. We may not be able to successfully assimilate the additional personnel, operations, acquired technology and products into our business. In particular, we will need to assimilate and retain key professional services, engineering and marketing personnel. Other key Rubric personnel may decide not to continue to work for us. The integration of Rubric into our operations will be a complex, time consuming and expensive process and may disrupt our operations if it is not completed efficiently or in a timely manner. Among the challenges we may face in this regard are demonstrating to customers and suppliers that the acquisition will not result in adverse changes in client service standards or dilution or distraction to our business focus, retaining key personnel in the transition and ensuring that Rubric's eMA product can be successfully integrated with our products. Neither we nor Rubric has experience in integrating operations on a scale similar to this acquisition, and the difficulties of integrating our businesses could be larger than we anticipate. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

OUR PROFITABILITY WILL BE DELAYED AND THEREAFTER REDUCED AS A RESULT OF ACCOUNTING CHARGES RELATING TO THE ACQUISITION OF RUBRIC

     We will account for the Rubric acquisition using the purchase method of accounting. Under the purchase method, the purchase price of Rubric will be allocated to the assets acquired and liabilities assumed from Rubric. As a result, we expect to record a charge to operations upon consummation of the transaction related to acquired in-process research and development of approximately $10.1 million. Also, we expect to record approximately $360.9 million of intangible assets and goodwill on our balance sheet which will result in amortization expense of $72.9 million for 2000, $72.6 million for 2001, $72.6 million for 2002, $71.4 million for 2003, and $71.4 million for 2004. These charges will delay and thereafter reduce our profitability.

WE NEED TO ATTRACT, TRAIN AND RETAIN ADDITIONAL QUALIFIED PERSONNEL IN A COMPETITIVE EMPLOYMENT MARKET

     Our success depends on our ability to attract, train and retain qualified, experienced employees. There is substantial competition for experienced management, engineering, sales and marketing personnel, particularly in the market segment in which we compete. If we are unable to retain our existing key personnel, or to attract, train and retain additional qualified personnel, we may experience inadequate levels of staffing to develop and sell our products and perform services for our customers.

     The market price of our common stock has increased substantially since our initial public offering in September 1999. We have relied historically on our ability to attract employees using equity incentives, and any perception by potential and existing employees that our equity incentives are less attractive could adversely affect our ability to attract and retain qualified employees.

     We believe that our success will depend on the continued services of our executive officers. These employees serve "at-will" and may elect to pursue other opportunities at any time. The loss of any of our executive officers could harm our business. Several of our executive officers joined us only recently and have had a limited time to work together. For example, our Chief Financial Officer joined us in January 2000. In addition, we intend to recruit and hire a new Executive Vice President of Marketing to oversee our marketing operations. We cannot assure you that our new executive officers will be able to work effectively together to manage our growth and continuing operations. If we are unable to expand our sales and marketing organizations in a timely manner, our growth could be limited.

OUR GROWTH DEPENDS ON MARKET ACCEPTANCE OF OUR APPLICATIONS DESIGNED FOR INTERNET-BASED SYSTEMS AND RUBRIC'S EMA PRODUCT

     We first introduced applications designed for Internet-based systems in May 1999, and Rubric first introduced its eMA product in May 1998. We expect that our future growth will depend significantly on revenue from licenses of these applications, eMA and related services. There are significant risks inherent in introducing these new products. Market acceptance of these new products will depend on the growth of the market for e-business solutions. This growth may not occur. We cannot assure you that our new e-business applications or eMA will meet customer performance expectations. If they do not meet customer expectations or the market for these products fails to develop or develops more slowly than we expect, our business would be harmed.

OUR BUSINESS WILL SUFFER IF WE DO NOT INCREASE MARKET AWARENESS OF OUR PRODUCTS BY SIGNIFICANTLY EXPANDING OUR SALES CAPABILITIES

     We sell our products primarily through our direct sales force. We must significantly expand our direct sales operations to increase market awareness of our products and increase revenue. We cannot be certain that we will be successful in these efforts. Our products and services require sophisticated sales efforts. As a result, our ability to increase our direct sales operation will depend on our ability to recruit, train and retain top sales people with advanced sales skills and technical knowledge. There is a shortage of sales personnel with these qualifications, and competition for qualified personnel is intense in our industry.

     The introduction of our new e-business applications has required us to hire new sales personnel with the skills required to sell these products. As a result, most of our current direct sales force has been with us for a relatively short period. During 1999, we added 12 direct sales representatives to our direct sales force, which represents 52.2% of our total direct sales representatives and 24.0% of our total sales personnel as of December 31, 1999. New sales personnel require training and take time to achieve full productivity. If we are unable to hire or retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity more slowly than anticipated, our business could be harmed.

WE ARE DEPENDENT ON MARKETING, TECHNOLOGY AND DISTRIBUTION RELATIONSHIPS THAT MAY GENERALLY BE TERMINATED AT ANY TIME, AND IF OUR CURRENT AND FUTURE RELATIONSHIPS ARE NOT SUCCESSFUL, OUR GROWTH MAY BE LIMITED

     We rely on marketing and technology relationships with a variety of companies which, in part, generate leads for the sale of our products. These marketing and technology relationships include relationships with:

     - system integrators and consulting firms;

     - vendors of e-commerce and Internet software;

     - vendors of software designed for customer relationship management or for management of organizations' operational information;

     - vendors of key technology and platforms;

     - demographic data providers; and

     - an application service provider and an Internet hoster.

     If we cannot maintain successful marketing and technology relationships or cannot enter into additional marketing and technology relationships, we may have difficulty expanding the sales of our products and our growth may be limited. While these companies do not sell or distribute our products, we believe that many of our direct sales are the result of leads generated by vendors of e-business and enterprise applications that work with our products. Our marketing and technology relationships are generally not documented in writing, or are governed by agreements that can be terminated by either party with little or no prior notice. Some of these agreements specify that payments are to be made by us to these companies for providing us with qualifying customer leads. The generation of leads to date by these companies has not generally satisfied the specified criteria and therefore payments for leads have been immaterial in amount.

     In addition, we have distribution relationships with companies located in the United States, Japan and the Netherlands that distribute or resell our products -- our indirect sales channel. Sales through our indirect sales channel accounted for approximately 28.7% of our total revenue for 1998 and 35.3% for 1999. Sales of our products to Indus, which integrates Foundation into certain of its enterprise solutions for the energy and utility industries, represented 18.4% of our total revenue in 1998 and 11.2% in 1999. Substantially all of our sales in Japan have been made through distributors. If we cannot maintain successful relationships with our indirect sales channel, we may have difficulty expanding the sales of our products and our growth may be limited.

     Companies with which we have a marketing, technology or distribution relationship may promote products of several different companies, including, in some cases, products that compete with our products. These companies may not devote adequate resources to selling our products. We may not be able to maintain these relationships and enter into additional relationships that will provide timely and cost-effective customer support and service.

CUSTOMER SATISFACTION AND DEMAND FOR OUR PRODUCTS WILL DEPEND ON OUR ABILITY TO EXPAND OUR PROFESSIONAL SERVICES GROUP, WHICH ASSISTS OUR CUSTOMERS WITH THE IMPLEMENTATION OF OUR PRODUCTS

     We believe that growth in our product sales depends on our ability to provide our customers with professional services to assist with support, training, consulting and initial implementation of our products and to educate third-party systems integrators in the use of our products. As a result, we plan to increase the number of professional services personnel to meet these needs. New professional services personnel will require training and take time to reach full productivity. We may not be able to attract or retain a sufficient number of highly qualified professional services personnel. Competition for qualified professional services personnel with the appropriate knowledge is intense. We are in a new market and there is a limited number of people who have the necessary skills. To meet our customers' needs for professional services, we may also need to use more costly third-party consultants to supplement our own professional services group. In addition, we could experience delays in recognizing revenue if our professional services group falls behind schedule in connecting our products to customers' systems and data sources.

WE MAY BE UNABLE TO ATTRACT NEW CUSTOMERS IF WE DO NOT DEVELOP NEW PRODUCTS AND ENHANCEMENTS

     If we do not continue to improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements and achieve market acceptance, we may be unable to attract new customers. For example, we are developing new applications as well as new versions of a number of our existing applications, which are scheduled for release in 2000. In particular, we are currently developing an enhanced version of eMA, which we plan to introduce in the first half of 2000. The actual features and introduction date of this new version could differ materially from those anticipated as a result of a number of factors, many of which are beyond our control. We may not be successful in developing and marketing these applications and new versions, or other product enhancements and new products that respond to technological advances and market changes, on a timely or cost-effective basis. In addition, even if these products are developed and released, they may not achieve market acceptance. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. These delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products.

MARKET ACCEPTANCE OF OUR PRODUCTS MAY SUFFER IF WE ARE UNABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY

     Rapidly changing technology and operating system standards may impede market acceptance of our products. Our new applications have been designed based upon currently prevailing Internet technology. If new Internet technologies emerge that are incompatible with our applications, our key products may become obsolete and our existing and potential customers may seek alternatives to our products. We may not be able to quickly adapt our products to any new Internet technology.

     Additionally, we have designed our products to work with databases such as Oracle and Microsoft SQL Server. Any changes to those databases, or increasing popularity of other databases, could require us to modify our products, and could cause us to delay releasing future products and enhancements. Furthermore, software adapters are necessary to integrate our products with other systems and data sources used by our customers. We must develop and update these adapters to reflect changes to these systems and data sources in order to maintain the functionality provided by our products. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, databases, customer relationship management software, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expense or cause customers to delay evaluation, purchase and deployment of our products.

WE ARE DEPENDENT ON THE ACCEPTANCE AND USE OF THE WINDOWS NT OPERATING SYSTEM

     Our products currently run only on the Windows NT operating system. Any change to this operating system could require us to modify our products and could cause us to delay product releases. Any decline in the market acceptance of the Windows NT operating system for any reason, including as a result of errors or delayed introduction of enhancement or upgrades, could seriously harm us. If potential customers do not want to use the Windows NT operating system, we will need to develop products that run on other operating systems such as UNIX. eMA currently runs on Windows NT and on UNIX operating systems from Hewlett-Packard and Sun Microsystems.

     The development of new products in response to these risks would require us to commit a substantial investment of resources, and we may not be able to successfully develop or introduce such products on a timely or cost-effective basis, or at all, which could lead potential customers to choose alternatives to our products.

FAILURE TO LICENSE NECESSARY THIRD PARTY SOFTWARE INCORPORATED IN OUR PRODUCTS MAY CAUSE DELAYS OR REDUCTIONS IN OUR SALES

     We license third party software which we incorporate into our products. Additionally, Rubric relies on web application server technology licensed from BEA Systems. These licenses may not continue to be available on commercially reasonable terms or at all. The loss of any such license could result in delays or reductions of our applications until equivalent software is identified, licensed and integrated or developed by us.

WE FACE INTENSE COMPETITION WHICH COULD MAKE IT DIFFICULT TO ACQUIRE AND RETAIN CUSTOMERS

     Our market is intensely competitive, and we expect competition to intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business. Our customers' requirements and the technology available to satisfy those requirements are continually changing. Therefore, we must be able to respond to these changes in order to remain competitive. Our competitors vary in size and in the scope and breadth of products and services offered.

     In addition, we face potential competition from vendors of other enterprise applications as they expand the functionality of their product offerings, including companies that design software for decision support, management of customer relationships or of organizations' operational information, as well as vendors of database applications. Accordingly, it is possible that new competitors may emerge and acquire our market share.

     Some of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have wider name recognition and more extensive customer bases that they could leverage, thereby gaining market share to our detriment. They may be able to undertake more extensive promotional activities, adopt more aggressive pricing strategies, and offer purchasers more attractive terms than we can. Our competitors may develop products that are superior to ours or that achieve greater market acceptance. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products to address customer needs.

     Competitive pressures may make it difficult for us to acquire and retain customers and may require us to reduce the price of our products. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully against current or future competitors, our business would be seriously harmed.

WE DEPEND ON OUR INTELLECTUAL PROPERTY, AND LITIGATION REGARDING OUR INTELLECTUAL PROPERTY COULD HARM OUR BUSINESS

     Our intellectual property is important to our business. Our intellectual property includes our proprietary technology, our trade secrets, copyrights in our software products, including Foundation and our applications, and our trademarks. Our copyrights are important to the protection of our software, and our trademarks are important to the protection of our company and product names. These copyrights and trademarks discourage unauthorized use of our software and our company and product names and provide us with a way to enforce our rights in the event that this unauthorized use occurs. We have no patents, although patents may become increasingly important in software and e-business applications. Unauthorized use or misappropriation of our intellectual property could seriously harm our business. Third parties may infringe upon our intellectual property rights, and we may be unable to detect this unauthorized use or effectively enforce our rights. In addition, any legal action that we may bring to protect our intellectual property rights could be expensive and distract management from day-to-day operations.

     Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. In addition, in the future, we may receive communications from other parties asserting that our intellectual property infringes their proprietary rights. If we become liable to any other third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses or cease selling the applications that contain the infringing intellectual property. We could have to redesign our products, which could be costly and time-consuming and could substantially delay product shipments, assuming that a redesign is feasible. We may be unable to develop non-infringing technology or obtain licenses on commercially reasonable terms, if at all. Litigation is subject to inherent uncertainties and any of these results in connection with a lawsuit could seriously harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, will likely be time-consuming, costly and a distraction for our management personnel. Publicity related to any intellectual property litigation could also harm the sale of our products.

SOFTWARE DEFECTS COULD LEAD TO LOSS OF REVENUE OR DELAY IN MARKET ACCEPTANCE FOR OUR PRODUCTS

     Our software products are internally complex and may contain defects, especially when they are first introduced or when new versions are released. In the past we have discovered software errors in some of our products after their introduction. If we are not able to detect and correct errors in products or releases before commencing commercial shipments, we may experience loss of revenue or delays in market acceptance for our products. We continue to evaluate our products for errors following the commencement of commercial shipments and receive information from customers regarding errors they detect, as well as requests for future enhancements to our products. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, all domestic and international jurisdictions may not enforce these limitations. We may encounter product liability claims in the future. Product liability claims brought against us could divert the attention of management and key personnel, could be expensive to defend and may result in adverse settlements and judgments.

BARRIERS TO INTERNATIONAL EXPANSION COULD LIMIT OUR FUTURE GROWTH

     We intend to expand our international operations, but we may face significant barriers to this expansion. Our failure to manage our international operations effectively could limit the future growth of our business. International sales represented approximately 5.1% of our total revenue for the year ended December 31, 1998 and 23.2% of our total revenue in 1999, substantially all of which consisted of sales to customers in Canada, Europe and Japan. We conduct our international sales primarily through direct sales offices in Germany, the Netherlands and the United Kingdom, through our Canadian subsidiary and through distributors in Japan. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

     Our international operations face numerous risks. Our products must be localized -- customized to meet local user needs -- in order to be sold in particular foreign countries. Developing local versions of our products for foreign markets is difficult and can take longer than we anticipate. We currently have limited experience in localizing products and in testing whether these localized products will be accepted in the targeted countries. For example, we are currently marketing localized products only in Germany and Japan. We cannot assure you that our localization efforts will be successful. In addition, we have only a limited history of marketing, selling and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. However, we may experience difficulties in recruiting and training an international staff. We must also be able to enter into strategic relationships with companies in international markets, particularly in Japan where all of our sales have been made through distributors. If we are not able to maintain successful strategic relationships internationally or recruit additional companies to enter into strategic relationships, our future growth could be limited.

     We also face certain other risks inherent in conducting business internationally, such as:

     - difficulties and costs of staffing and managing international operations;

     - language and cultural differences;

     - difficulties in collecting accounts receivable and longer collection periods;

     - seasonal business activity in certain parts of the world;

     - fluctuations in currency exchange rates;

     - legal and governmental regulatory requirements;

     - trade barriers; and

     - potentially adverse tax consequences.

Any of these factors could seriously harm our international operations and, consequently, our business.

     To date, a majority of our international revenue and costs have been denominated in foreign currencies. We have not engaged in any foreign exchange hedging transactions, and we are therefore subject to foreign currency risk.

WE ARE GROWING RAPIDLY, AND THE FAILURE TO MANAGE OUR GROWTH, INCLUDING EXPANSION OF OUR MANAGEMENT SYSTEMS, COULD ADVERSELY AFFECT OUR BUSINESS

     We have grown rapidly and will need to continue to grow in all areas of operation in order to execute our business strategy. Our total number of full-time employees grew from 75 at December 31, 1998 to 131 at December 31, 1999, and we anticipate further significant increases in the number of our employees. In addition, Rubric grew from 38 employees as of December 31, 1998 to 78 employees as of December 31, 1999. Our growth has placed significant demands on management as well as on our administrative, operational and financial resources and controls. We expect our future growth to cause similar, and perhaps increased, strain on our systems and controls. In particular, we need to implement several new information systems. If we cannot effectively establish and improve our processes, we may not be able to manage our growth successfully or sustain and manage the growth rates we have experienced in the past.

IF WE ACQUIRE ADDITIONAL COMPANIES, PRODUCTS OR TECHNOLOGIES, WE MAY FACE RISKS SIMILAR TO THOSE THAT WE CURRENTLY FACE IN CONNECTION WITH OUR ACQUISITION OF RUBRIC

     If we are presented with appropriate opportunities, we intend to make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any other acquisition or investment. If we acquire another company, we will likely face the same risks, uncertainties and disruptions as discussed above with respect to our acquisition of Rubric. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to us or our existing stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING, IF REQUIRED, ARE UNCERTAIN AND FAILURE TO OBTAIN NEEDED FINANCING COULD AFFECT OUR ABILITY TO PURSUE FUTURE GROWTH

     We expect that our cash on hand, cash equivalents and proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, we may need to raise additional funds to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. We cannot assure you that we would be able to obtain additional financing on favorable terms, if at all. If we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise necessary additional funds on acceptable terms, we may not be able to develop or enhance our products, fund expansion, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

SOME OF OUR EXISTING INVESTORS MAY ASSERT CLAIMS AGAINST US FOR FAILING TO SELL THEM SHARES IN OUR INITIAL PUBLIC OFFERING

     In connection with our private financing in June 1999, we granted rights to purchase up to 238,306 shares in our initial public offering to many of these investors, subject to compliance with applicable laws, including federal securities laws. Because the offering of the rights started privately in June 1999, the issuance of these shares could not be registered in connection with our initial public offering or on any other registration statement. Although we offered to sell the shares to these investors in a separate private placement at the initial public offering price, only some of these investors accepted this offer as to 45,063 shares. We believe that we have fulfilled our obligations under the agreement, but it is possible that the investors who did not accept this offer could claim that we breached the agreement by failing to sell them the shares in the initial public offering. If they were successful in their claims, we could be obligated to pay damages, which could equal the amount of any increase in the market value of our common stock.

                         RISKS RELATED TO OUR INDUSTRY

WE DEPEND ON THE GROWTH IN THE USE OF THE INTERNET FOR OUR BUSINESS

     Our future success depends heavily on the increased acceptance and use of the Internet for business. Although the Internet is experiencing rapid growth in the number of users and traffic, this growth is a recent phenomenon and may not continue. Furthermore, despite this growth in usage, the use of the Internet for business transactions is relatively new. If use of the Internet for business does not continue to increase or increases more slowly than expected, our business would be seriously harmed. Consumers and businesses may reject the Internet as a viable commercial medium, or be slow to adopt it, for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, concerns about the security of transactions and confidential information and insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased governmental regulation, could cause the Internet to lose its viability as a commercial medium. If these or any other factors cause use of the Internet for business to slow or decline, our business would be harmed. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expenses adapting our products to changing or emerging technologies.

INCREASING GOVERNMENTAL REGULATION OF THE INTERNET COULD LIMIT THE MARKET FOR OUR PRODUCTS

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. Legislation could dampen the growth in Internet usage and decrease or limit its acceptance as a communications and commercial medium. If enacted, these laws and regulations could limit the market for our products. In addition, existing laws could be applied to the Internet, including consumer privacy laws. Legislation or application of existing laws could expose companies involved in electronic commerce, or e-commerce, to increased liability, which could limit the growth of e-commerce generally.

GOVERNMENT REGULATION OF THE COLLECTION AND USE OF PERSONAL DATA COULD REDUCE DEMAND FOR OUR PRODUCTS

     Our products connect to and analyze data from various applications, including Internet applications, that enable businesses to capture and use information about their customers. Government regulation which limits our customers' use of this information could reduce the demand for our products. A number of jurisdictions have adopted, or are considering adopting, laws that restrict the use of customer information from Internet applications. The European Union has required that its member states adopt legislation that imposes restrictions on the collection and use of personal data, and that limits the transfer of personally-identifiable data to countries that do not impose equivalent restrictions. In the United States, the Children's Online Privacy Protection Act was enacted in October 1998. This legislation directs the Federal Trade Commission to regulate the collection of data from children on commercial websites. In addition, the Federal Trade Commission has begun investigations into the privacy practices of businesses that collect information on the Internet. These and other privacy-related initiatives could reduce demand for some of the Internet applications with which our products operate, and could restrict the use of our products in some e-commerce applications. This could reduce demand for our products.

POTENTIAL YEAR 2000 PROBLEMS MAY INVOLVE SIGNIFICANT TIME AND EXPENSE AND MAY REDUCE OUR FUTURE SALES

     If our technology or technology developed by third parties which is incorporated into our products or which interacts with our products, is not year 2000 compliant, our business could be seriously harmed. The year 2000 problem exists because many currently installed computer systems and software products electronically store dates using only the last two digits of the calendar year. As a result, these systems may not be able to distinguish whether "00" means 1900 or 2000, which may cause system failures or erroneous results. In addition, currently installed computer systems and software products may not properly recognize the date February 29, 2000. Year 2000 problems could subject us to liability claims and disrupt our operations and customers' purchasing patterns, any of which could harm our business.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness" for more information about our potential year 2000 problems and the measures that we have taken to address these problems.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD LEAD TO LOSSES BY INVESTORS AND TO SECURITIES LITIGATION

     Our common stock has traded in a public market only since September 1999. The public offering price may not be indicative of the prices that will prevail in the public market after this offering, and the market price of the common stock could fall below the public offering price. The value of your investment in Broadbase could decline due to the impact of any of the following factors upon the market price of our common stock:

     - variations in our actual and anticipated operating results;

     - changes in our earnings estimates by analysts;

     - our failure to meet analysts' performance expectations; and

     - the volume of trading in our common stock.

     In addition, stock markets, particularly the Nasdaq National Market, have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. These fluctuations have often been unrelated to the operating performance of such companies. Fluctuations such as these may affect the market price of our common stock. Substantial sales of our common stock could also cause our stock price to decline. As a result, investors may not be able to resell their shares at or above the public offering price.

     In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management's attention and resources.

OUR OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL HAVE SIGNIFICANT CONTROL OVER US, WHICH COULD DELAY OR PREVENT A CHANGE OF CONTROL

     Our executive officers, directors and major stockholders will have significant control over us following completion of this offering as they will beneficially own an aggregate of approximately 41.3% of our outstanding common stock at that time. This could limit the ability of our other stockholders to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or similar transactions.

WE HAVE ADOPTED ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT THE SALE OF OUR COMPANY AND DIMINISH THE VOTING RIGHTS OF THE HOLDERS OF OUR COMMON STOCK

     Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, we have a classified board of directors. In addition, our stockholders are unable to act by written consent or to fill any vacancy on the board of directors. In addition, our stockholders cannot call special meetings of stockholders for any purpose, including to remove any director or the entire board of directors without cause. We will also be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING, AND OUR INVESTMENT OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN

     Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Pending any such uses, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return.

FUTURE SALES OF SHARES OF OUR COMMON STOCK COULD CAUSE THE PRICE OF OUR SHARES TO DECLINE

     Our common stock began trading on the Nasdaq National Market on September 22, 1999; however, to date there have been a limited number of shares trading in the public market. This offering will result in additional shares of our common stock being available on the open market. In addition, our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock in this offering and thereafter could cause our stock price to fall. In addition, the sale of shares by our stockholders could impair our ability to raise capital through the sale of additional stock. See "Underwriting" and "Shares Eligible for Future Sale".

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT

     The public offering price is substantially higher than the pro forma net book value per share of the outstanding common stock, after giving effect to our acquisition of Rubric. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $86.14 per share, based on the initial price to public of $95.00 per share. If the holders of outstanding options exercise those options, you will experience further dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                               AND INDUSTRY DATA

     We make many statements in this prospectus under the captions "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere that are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as "believe", "expect", "anticipate", "intend" and "plan" and similar expressions. These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

     This prospectus contains estimates of market growth related to the Internet. These estimates have been included in studies published by Forrester Research, a market research firm. These estimates assume that certain events, trends and activities will occur. If Forrester Research is wrong about any of their assumptions, then their market estimates may also be wrong.

                                USE OF PROCEEDS

     We will not receive any proceeds from the shares sold by the selling stockholders in this offering. We estimate that we will receive net proceeds from the sale of the 1,500,000 shares of common stock offered by us of approximately $134,525,000, or $175,137,500 if the underwriters exercise their over-allotment option in full, based on the initial price to public of $95.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. We have no present plans or commitments with respect to any transactions of this type.

     We have not identified any specific uses for the net proceeds from this offering, and we will have discretion over their use and investment. Pending use of the net proceeds, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. See "Risk
Factors -- We have broad discretion to use the proceeds from this offering, and our investment of these proceeds may not yield a favorable return".

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on shares of our capital stock. We intend to retain any future earnings to finance future growth and do not anticipate paying any cash dividends in the future. In addition, the terms of our credit facility with Silicon Valley Bank restrict our ability to pay cash dividends.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "BBSW" since September 22, 1999. The following table sets forth, for the periods indicated, the high and low sales prices for the common stock as reported by the Nasdaq National Market.

                                                               HIGH       LOW
                                                              -------    ------
Fiscal Year Ended December 31, 1999
  Third Quarter (from September 22, 1999)...................  $ 29.19    $15.50
  Fourth Quarter............................................   142.75     15.94
Fiscal Year Ending December 31, 2000
  First Quarter (through February 14, 2000).................   114.94     80.06

     On February 14, 2000, the last reported sale price on the Nasdaq National Market for our common stock was $96.31 per share. As of December 31, 1999, there were approximately 179 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect our acquisition of Rubric as if it had occurred on December 31, 1999; and

     - on a pro forma as adjusted basis to reflect the application of the net proceeds from the sale of
      1,500,000 shares of common stock offered by us in this offering, based upon the initial price to public of $95.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                                       DECEMBER 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                                                           AS
                                                               ACTUAL     PRO FORMA     ADJUSTED
                                                              --------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
Long-term liabilities, less current portion.................  $    333    $    548      $    548
Stockholders' equity:
  Preferred stock, par value $0.001 per share; 5,000,000
     shares authorized and none designated..................        --          --
  Common stock, par value $0.001 per share; 90,000,000
     shares authorized, 18,050,087 shares issued and
     outstanding, actual; 21,042,151 shares issued and
     outstanding, pro forma; 22,542,151 shares issued and
     outstanding, pro forma as adjusted.....................        17          21            23
  Additional paid-in capital................................   124,297     487,238       621,761
  Deferred stock compensation...............................    (8,710)     (8,710)       (8,710)
  Notes receivable from stockholders........................      (693)       (693)         (693)
  Accumulated other comprehensive loss......................       (33)        (33)          (33)
  Accumulated deficit.......................................   (41,672)    (51,730)      (51,730)
                                                              --------    --------      --------
     Total stockholders' equity.............................    73,206     426,093       560,618
                                                              --------    --------      --------
          Total capitalization..............................  $ 73,539    $426,641      $561,166
                                                              ========    ========      ========

     The outstanding share information shown in the table above excludes:

     - 3,195,489 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 1999, at a weighted-average per share exercise price of $10.12;

     - 2,764,695 shares of common stock available for issuance under our 1999 Equity Incentive Plan as of December 31, 1999, which were increased by 902,504 shares on January 1, 2000;

     - 500,000 shares available for issuance under our 1999 Employee Stock Purchase Plan as of December 31, 1999, which were increased by 180,500 shares on January 1, 2000; and

     - 607,728 shares reserved for issuance pursuant to the exercise of options and warrants to purchase Rubric capital stock that were converted into options and warrants to purchase our common stock.

     See "Management -- Employee Benefit Plans" for more information about our stock plans.

     As of February 1, 2000, we had granted additional options to purchase an aggregate of 2,667,591 shares of common stock at a weighted average exercise price of $86.41 per share under our 1999 Equity Incentive Plan and options to purchase 300,000 shares of common stock at an exercise price of $54.00 per share outside of our employee benefit plans.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was $65.2 million, or $3.10 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities after giving effect to our acquisition of Rubric as if it was completed on December 31, 1999, divided by 21,042,151 shares, which reflects shares of common stock outstanding as of December 31, 1999 and the shares that we issued in connection with our acquisition of Rubric. After giving effect to the receipt of the net proceeds from the sale of 1,500,000 shares of our common stock by us at the initial price to public of $95.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been approximately $199.7 million, or $8.86 per share. This represents an immediate increase in pro forma net tangible book value of $5.76 per share to existing stockholders and an immediate dilution of $86.14 per share to new investors purchasing shares at the initial price to public. The following table illustrates this per share dilution:

Initial price to public per share...........................          $ 95.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $3.10
  Increase per share attributable to new investors..........   5.76
                                                              -----
Pro forma net tangible book value per share after
  offering..................................................             8.86
                                                                      -------
Dilution per share to new investors.........................          $ 86.14
                                                                      =======

     If the underwriters exercise the over-allotment option in full, the pro forma net tangible book value per share after this offering would be $10.45 per share, representing an increase in net tangible book value per share to existing stockholders of $7.35 and dilution in pro forma net tangible book value of $84.55 to investors purchasing common stock in this offering.

     The above discussion and table assumes no exercise of any stock options outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 3,195,489 shares of our common stock with a weighted-average exercise price of $10.12 per share. If any of these options are exercised, there will be further dilution to new public investors. Please see
Note 4 of Notes to Financial Statements for more information about these options.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this prospectus. The consolidated statement of operations data for each of the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 and 1999, are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statement of operations data for the period from November 28, 1995 (inception) to December 31, 1996 and the consolidated balance sheet data at December 31, 1997 are derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of future results.

     The unaudited pro forma information reflects our recent acquisition of Rubric, and has been derived from the Broadbase unaudited pro forma combined condensed financial statements included elsewhere in this prospectus. The unaudited pro forma combined condensed statement of operations data is derived from our statement of operations data combined with the statement of operations data of Rubric for the year ended December 31, 1999, giving effect to the acquisition as if it had occurred on January 1, 1999. The unaudited pro forma combined condensed balance sheet data presents our balance sheet data combined with the balance sheet data of Rubric, as of December 31, 1999, giving effect to the acquisition as if it had occurred on December 31, 1999. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company.

                                                           PERIOD FROM
                                                        NOVEMBER 28, 1995      YEARS ENDED             YEAR ENDED
                                                         (INCEPTION) TO        DECEMBER 31,        DECEMBER 31, 1999
                                                          DECEMBER 31,      ------------------   ----------------------
                                                              1996           1997       1998      ACTUAL     PRO FORMA
                                                        -----------------   -------   --------   --------   -----------
                                                                                                            (UNAUDITED)
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue:
  License..............................................      $    --        $    --   $  2,996   $  7,689    $   9,557
  Maintenance and professional services................           --             --        443      2,753        4,315
                                                             -------        -------   --------   --------    ---------
         Total net revenue.............................           --             --      3,439     10,442       13,872
Cost of revenue:
  License..............................................           --             --        713      1,437        1,715
  Maintenance and professional services................           --             --        254      2,610        4,133
  Amortization of core and developed technology........           --             --         --         --        1,587
                                                             -------        -------   --------   --------    ---------
         Total cost of revenue.........................           --             --        967      4,047        7,435
                                                             -------        -------   --------   --------    ---------
Gross margin...........................................           --             --      2,472      6,395        6,437
Operating expenses:
  Sales and marketing..................................          130          2,851      7,888     15,092       20,141
  Research and development.............................          928          1,980      3,738      6,024        9,868
  General and administrative...........................          215            744      1,165      2,011        4,288
  Amortization of intangibles and goodwill.............           --             --         --         --       71,319
  Amortization of deferred stock compensation..........           --             --      1,133      6,403        6,403
  Merger expenses......................................           --             --         --      1,000        1,000
                                                             -------        -------   --------   --------    ---------
         Total operating expenses......................        1,273          5,575     13,924     30,530      113,019
                                                             -------        -------   --------   --------    ---------
Loss from operations...................................       (1,273)        (5,575)   (11,452)   (24,135)    (106,582)
Interest income........................................           30            154        335      1,454        1,586
Interest expense.......................................          (29)           (66)      (226)      (889)      (1,237)
                                                             -------        -------   --------   --------    ---------
Net loss...............................................      $(1,272)       $(5,487)  $(11,343)  $(23,570)   $(106,233)
                                                             =======        =======   ========   ========    =========
Basic and diluted net loss per share...................      $ (4.30)       $ (6.19)  $  (8.85)  $  (3.74)   $  (11.44)
                                                             =======        =======   ========   ========    =========
Weighted-average shares used in computing basic and
  diluted net loss per share...........................          296            887      1,281      6,296        9,287
                                                             =======        =======   ========   ========    =========

                                                                DECEMBER 31,         DECEMBER 31, 1999
                                                              -----------------    ----------------------
                                                               1997      1998      ACTUAL      PRO FORMA
                                                              ------    -------    -------    -----------
                                                                                              (UNAUDITED)
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $1,153    $13,990    $76,642     $ 76,852
Working capital.............................................      61      8,801     69,362       60,025
Total assets................................................   2,113     17,173     84,770      449,280
Long-term debt and capital lease obligations, net of current
  portion...................................................     916      9,360        333          548
Stockholders' equity (net capital deficiency)...............     (75)     1,226     73,206      426,093

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain consolidated statement of operations data for each of the eight quarters beginning with the quarter ended March 31, 1998 through the quarter ended December 31, 1999, including such amounts expressed as a percentage of total net revenue. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair representation of the information for the periods presented. This statement of operations data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                    THREE MONTHS ENDED
                                        --------------------------------------------------------------------------
                                        MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                          1998        1998         1998            1998         1999        1999
                                        ---------   --------   -------------   ------------   ---------   --------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenue:
 License..............................   $   482    $   867       $   888        $   759       $ 1,126    $ 1,567
 Maintenance and professional
   services...........................        --         98           104            241           360        486
                                         -------    -------       -------        -------       -------    -------
       Total net revenue..............       482        965           992          1,000         1,486      2,053
Cost of revenue:
 License..............................       210        156           180            167           260        168
 Maintenance and professional
   services...........................        --         83            84             87           391        541
                                         -------    -------       -------        -------       -------    -------
       Total cost of revenue..........       210        239           264            254           651        709
                                         -------    -------       -------        -------       -------    -------
Gross margin..........................       272        726           728            746           835      1,344
Operating expenses:
 Sales and marketing..................     1,595      2,046         1,975          2,272         2,656      3,839
 Research and development.............       742        923         1,030          1,043         1,188      1,612
 General and administrative...........       219        303           315            328           494        438
 Amortization of deferred stock
   compensation.......................        62        266           374            431           925      1,547
 Merger expenses......................        --         --            --             --            --         --
                                         -------    -------       -------        -------       -------    -------
       Total operating expenses.......     2,618      3,538         3,694          4,074         5,263      7,436
                                         -------    -------       -------        -------       -------    -------
Loss from operations..................    (2,346)    (2,812)       (2,966)        (3,328)       (4,428)    (6,092)
Interest income.......................        53        105            94             83           113         81
Interest expense......................       (60)       (40)          (47)           (79)         (260)      (301)
                                         -------    -------       -------        -------       -------    -------
Net loss..............................   $(2,353)   $(2,747)      $(2,919)       $(3,324)      $(4,575)   $(6,312)
                                         =======    =======       =======        =======       =======    =======

                                             THREE MONTHS ENDED
                                        ----------------------------
                                        SEPTEMBER 30,   DECEMBER 31,
                                            1999            1999
                                        -------------   ------------
                                               (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenue:
 License..............................     $ 2,114        $ 2,882
 Maintenance and professional
   services...........................         650          1,257
                                           -------        -------
       Total net revenue..............       2,764          4,139
Cost of revenue:
 License..............................         482            527
 Maintenance and professional
   services...........................         750            928
                                           -------        -------
       Total cost of revenue..........       1,232          1,455
                                           -------        -------
Gross margin..........................       1,532          2,684
Operating expenses:
 Sales and marketing..................       4,062          4,535
 Research and development.............       1,587          1,637
 General and administrative...........         498            581
 Amortization of deferred stock
   compensation.......................       1,976          1,955
 Merger expenses......................          --          1,000
                                           -------        -------
       Total operating expenses.......       8,123          9,708
                                           -------        -------
Loss from operations..................      (6,591)        (7,024)
Interest income.......................         237          1,023
Interest expense......................        (275)           (53)
                                           -------        -------
Net loss..............................     $(6,629)       $(6,054)
                                           =======        =======

                                                                    THREE MONTHS ENDED
                                        --------------------------------------------------------------------------
                                        MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                          1998        1998         1998            1998         1999        1999
                                        ---------   --------   -------------   ------------   ---------   --------
PERCENT OF TOTAL NET REVENUE
Net revenue:
 License..............................     100.0%      89.8%         89.5%          75.9%         75.8%      76.3%
 Maintenance and professional
   services...........................        --       10.2          10.5           24.1          24.2       23.7
                                         -------    -------       -------        -------       -------    -------
       Total net revenue..............     100.0      100.0         100.0          100.0         100.0      100.0
Cost of revenue:
 License..............................      43.6       16.2          18.1           16.7          17.5        8.2
 Maintenance and professional
   services...........................        --        8.6           8.5            8.7          26.3       26.4
                                         -------    -------       -------        -------       -------    -------
       Total cost of revenue..........      43.6       24.8          26.6           25.4          43.8       34.5
                                         -------    -------       -------        -------       -------    -------
Gross margin..........................      56.4       75.2          73.4           74.6          56.2       65.5
Operating expenses:
 Sales and marketing..................     330.9      212.0         199.1          227.2         178.7      187.0
 Research and development.............     153.9       95.6         103.8          104.3          79.9       78.5
 General and administrative...........      45.4       31.4          31.8           32.8          33.2       21.3
 Amortization of deferred stock
   compensation.......................      12.9       27.6          37.7           43.1          62.2       75.4
 Merger expenses......................        --         --            --             --            --         --
                                         -------    -------       -------        -------       -------    -------
       Total operating expenses.......     543.1      366.6         372.4          407.4         354.0      362.2
                                         -------    -------       -------        -------       -------    -------
Loss from operations..................    (486.7)    (291.4)       (299.0)        (332.8)       (297.8)    (296.7)
Interest income.......................      11.0       10.9           9.5            8.3           7.6        3.9
Interest expense......................     (12.5)      (4.1)         (4.7)          (7.9)        (17.5)     (14.7)
                                         -------    -------       -------        -------       -------    -------
Net loss..............................    (488.2)%   (284.6)%      (294.2)%       (332.4)%      (307.7)%   (307.5)%
                                         =======    =======       =======        =======       =======    =======

                                             THREE MONTHS ENDED
                                        ----------------------------
                                        SEPTEMBER 30,   DECEMBER 31,
                                            1999            1999
                                        -------------   ------------
PERCENT OF TOTAL NET REVENUE
Net revenue:
 License..............................       76.5%           69.6%
 Maintenance and professional
   services...........................       23.5            30.4
                                           ------          ------
       Total net revenue..............      100.0           100.0
Cost of revenue:
 License..............................       17.4            12.7
 Maintenance and professional
   services...........................       27.1            22.4
                                           ------          ------
       Total cost of revenue..........       44.6            35.2
                                           ------          ------
Gross margin..........................       55.4            64.9
Operating expenses:
 Sales and marketing..................      147.0           109.6
 Research and development.............       57.4            39.6
 General and administrative...........       18.0            14.0
 Amortization of deferred stock
   compensation.......................       71.5            47.2
 Merger expenses......................         --            24.2
                                           ------          ------
       Total operating expenses.......      293.9           234.5
                                           ------          ------
Loss from operations..................     (238.5)         (169.7)
Interest income.......................        8.6            24.7
Interest expense......................       (9.9)           (1.3)
                                           ------          ------
Net loss..............................     (239.8)%        (146.3)%
                                           ======          ======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We incorporated in November 1995 and from that date through December 1997 were in the development stage, conducting research and developing our initial products. In the fourth quarter of 1997, we introduced Foundation. This software product was originally designed to enable organizations to build and manage datamarts for their customer information. In the third quarter of 1998, we began offering applications, built on Foundation, which provide analysis for customer relationship management. In May 1999 we expanded our suite by introducing new applications designed for Internet sales channels, Internet marketing and other customer-focused e-business applications, as well as new versions of our existing applications. Throughout these periods, we expanded our organization by hiring personnel in key areas, particularly marketing, sales and research and development. We have grown from a total of 41 full-time employees at December 31, 1997 to 75 full-time employees at December 31, 1998 and 131 full-time employees at December 31, 1999.

     Our revenue comes principally from licenses of our software products, with the balance coming from maintenance and professional services. We adopted the provisions of Statement of Position ("SOP") No. 97-2 Software Revenue Recognition, as amended by SOP No. 98-4, Deferral of the Effective Date of Certain Provisions of SOP No. 97-2. Under SOP No. 97-2 we recognize license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant company obligations with regard to installation or implementation of the software remain, the fee is fixed or determinable and collectibility is probable. In a typical application license transaction, our professional services group connects our product to the customer's systems and data sources. Upon completion of that connection, no significant obligations remain with respect to implementation, and we recognize the revenue related to that license. The actual connection process can often be completed in two to four weeks. However, the timing of the commencement and completion of this process is subject to factors that may be beyond our control, as this process requires access to the customer's facilities and coordination with the customer's personnel following delivery of the software. As a result, we typically do not recognize the license revenue from an application license until one to three months after our product is shipped to the customer. License revenue generated by distributors and other resellers is recognized upon receipt of a reseller report of sale and our shipment of the licensed software. Maintenance and support revenue associated with new product licenses and maintenance revenue resulting from renewed maintenance contracts are deferred and recognized ratably over the contract period. Professional services revenue is recognized when services are performed.

     Currently, businesses that license our products generally license one or more of our applications, together with Foundation and adapters to interface with the customers' existing data sources. Customers generally receive nonexclusive, perpetual licenses to use our products for a specified number of servers and named users. After the initial license, they may purchase licenses for additional servers and users as needed. In addition, customers often purchase professional services from us, including training services, although they may use other consulting organizations. Customers that license our products also usually purchase maintenance contracts, which provide software upgrades and technical support over a stated term, typically 12 months.

     We sell our products through our direct sales force and through indirect sales channels. Direct sales are made by our direct sales force in North America, Germany, the United Kingdom and the Netherlands. Our indirect sales channels include software application vendors, resellers and distributors located in the United States, Japan and the Netherlands. Sales through indirect sales channels accounted for approximately 28.7% of our total net revenue for 1998 and 35.3% of our total net revenue for 1999. Although a significant portion of our revenue to date has been generated by our indirect sales channels, we intend to continue increasing the size of our direct sales force, both in the United States and internationally.

     Revenue from customers outside the United States represented 5.1% of our total net revenue for 1998 and 23.2% of our total revenue for 1999. We intend to continue to expand our international operations and commit significant management time and financial resources to developing our direct and indirect international sales channels. International revenue may not, however, increase as a percentage of total net revenue.

     We have experienced substantial net losses since our inception due to the significant costs incurred to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administration departments. As of December 31, 1999, we had an accumulated deficit of $41.7 million. We expect to continue to incur substantial operating losses for the foreseeable future.

                             ACQUISITION OF RUBRIC

     On February 1, 2000, we acquired privately-held Rubric, a leading provider of e-marketing software. Rubric's product, eMA, automates the planning, execution and measurement of marketing campaigns. In connection with this acquisition, we issued approximately 3.0 million shares of our common stock in exchange for all outstanding shares of Rubric capital stock, and converted all outstanding options and warrants to acquire Rubric capital stock into options and warrants to purchase approximately 600,000 shares of our common stock. The merger is intended to qualify as a tax-free reorganization.

     Rubric was incorporated in Delaware in September 1997, and introduced its eMA product in May 1998. Rubric had total revenue of $343,000 in 1998 and $3.4 million in 1999. Rubric's cost of revenues increased from $318,000 in 1998 to $2.4 million in 1999, and its operating expenses increased from $6.3 million in 1998 to $22.9 million in 1999. As of December 31, 1999, Rubric had accumulated net losses of $29.3 million. Rubric grew from 38 employees at December 31, 1998 to 78 employees at December 31, 1999.

     We will account for the Rubric acquisition using the purchase method of accounting. Under the purchase method, the purchase price of Rubric will be allocated to the assets acquired and liabilities assumed from Rubric. As a result we expect to record a charge to operations upon consummation of the transaction related to acquired in-process research and development of approximately $10.1 million. Also, we expect to incur merger-related costs of up to $4.0 million, of which $1.0 million were included in our 1999 results of operations. In addition, we expect to record approximately $360.9 million of intangible assets and goodwill on our balance sheet, which will result in amortization expense of $72.9 million for 2000, $72.6 million for 2001, $72.6 million for 2002, $71.4 million for 2003, and $71.4 million for 2004. These charges will delay and thereafter reduce our profitability.

RESULTS OF OPERATIONS

  NET REVENUE

     License. We began licensing our products in the first quarter of 1998. We had no license revenue in 1997. License revenue increased from $3.0 million in 1998 to $7.7 million in 1999. This increase is attributable to increases in the number of customers licensing our products, and the increase in the average revenue per license transaction. The increase in customers reflects the expansion of our direct sales force and our indirect sales channels, and the increase in the average revenue per license transaction results from our customers' licensing our applications together with Foundation. In addition, both the increase in number of customers and the average revenue per license transaction reflects our introductions of new e-business applications. We intend to continue to expand both our direct and indirect sales channels in 2000.

     Maintenance and professional services. We first began recognizing maintenance revenue in the second quarter of 1998 for maintenance contracts sold at the end of the first quarter of 1998. Professional services revenue was first recognized in the second quarter of 1998. Maintenance and professional services revenue increased from $443,000 in 1998 to $2.8 million in 1999 which reflects the expansion of our installed base of customers.

  COST OF REVENUE

     Cost of licenses. The cost of licenses consists primarily of royalties payable to third parties as well as the cost of product manuals, media, packaging and shipping. The cost of licenses increased from $713,000 in 1998 to $1.4 million in 1999. This increase is primarily the result of increased license revenue. Our cost of licenses as a percentage of license revenue has fluctuated significantly from year to year and from quarter to quarter. These fluctuations are due primarily to changes in the mix of products sold, since different products require royalty payments at different rates.

     Cost of maintenance and professional services. The cost of maintenance and professional services consists primarily of personnel costs associated with providing maintenance and support services, consulting services and training services. We began incurring costs associated with maintenance and support in the second quarter of 1998 when support periods for our customers began. We recorded no cost of maintenance and professional services in 1997. The cost of maintenance and professional services increased from $254,000 in 1998 to $2.6 million in 1999. This increase is primarily the result of an increase in our professional services personnel from three at December 31, 1998 to 14 at December 31, 1999. We plan to continue expanding our professional services group and, accordingly, expect the dollar amount of our cost of maintenance and professional services to increase.

     Sales and marketing. Sales and marketing expenses consist primarily of salaries, benefits, bonuses, commissions, travel and promotional expenses as well as the facilities cost for the various domestic and international field sales offices. Sales and marketing expenses increased from $2.9 million in 1997 to $7.9 million in 1998 and to $15.1 million in 1999. These increases in sales and marketing expenses resulted primarily from higher salary, recruiting, benefits, travel and facilities costs associated with the hiring of additional sales and marketing personnel and the expansion of our international sales organization. Full time sales and marketing personnel grew from 17 at December 31, 1997 to 35 at December 31, 1998 and to 56 at December 31, 1999. We plan to continue expanding our sales and marketing organization, and expect our sales and marketing expense to increase.

     Research and development. Research and development expenses consist primarily of salaries for development personnel and related costs associated with the development of new products, the enhancement of existing products, localization, quality assurance and testing. Research and development expenses increased from $2.0 million in 1997 to $3.7 million in 1998 and to $6.0 million in 1999. These increases in research and development expenses were due to the hiring of additional personnel and to other expenses associated with the development and localization of new products. Full time research and development personnel grew from 18 at December 31, 1997 to 26 at December 31, 1998 and to 45 at December 31, 1999. We plan to continue expanding our research and development organization, and expect our research and development expense to increase.

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

     General and administrative. General and administrative expenses consist primarily of salaries of executive, financial, human resource and information services personnel as well as outside professional fees. General and administrative expenses increased from $744,000 in 1997 to $1.2 million in 1998 and to $2.0 million in 1999. These increases in general and administrative expenses were primarily due to increased staffing required to support our expanded operations in the United States and abroad and, to a lesser extent, increased costs of outside professional services and costs to implement additional management information systems. Our full time general and administrative personnel grew from four at December 31, 1997 to 10 at December 31, 1998 and to 15 at December 31, 1999.

     Amortization of deferred stock compensation. We recorded deferred stock compensation of $3.5 million in 1998 and $12.8 million in 1999, representing the difference between the exercise prices of options granted to acquire approximately 2.1 million shares of our common stock during 1998 and 1999 and the deemed fair value for financial reporting purposes of our common stock on the grant dates. We are amortizing our deferred stock compensation using a graded vesting method over the vesting periods of the options. We amortized deferred compensation expense of approximately $1.1 million during 1998 and $6.4 million during 1999. This compensation expense relates to options awarded to individuals in all operating expense categories. In addition, on January 4, 2000, we granted options to acquire 300,000 shares of our common stock at an exercise price per share that was less than the fair market value on the date of grant, and we will record related deferred stock compensation of approximately $12.0 million. The amortization of deferred compensation will be approximately $12.4 million for 2000, $5.0 million for 2001, $2.5 million for 2002 and $800,000 for 2003.

     Merger expenses. Pursuant to our agreement to acquire Rubric, which we entered into on December 9, 1999, we loaned Rubric $1.0 million in December 1999 under a note which is payable on June 9, 2000. The loan bears interest at a rate of 8.5% per annum. The purpose of the loan was to fund Rubric's working capital requirements until the completion of the acquisition. This amount has been expensed in full on our statement of operations as a direct expense of the merger. In January 2000, we loaned an additional $1.0 million to Rubric under this note. These amounts will be expensed in full in the first quarter of 2000.

     Interest income. Interest income consists of interest earned on our cash and cash equivalents. Interest income for 1997 was $154,000, representing interest earned on the cash proceeds of our Series A and Series B preferred stock financings. Interest income increased to $335,000 in 1998, due primarily to the investment of the proceeds of our Series C preferred stock financing. The increase in interest income in 1999 to $1.5 million is due to higher invested cash balances in 1999, primarily as a result of the investment of proceeds received from the sale of $8.3 million and $1.2 million of Series D convertible debentures in December 1998 and April 1999, respectively, the proceeds received from the sale of $20.0 million of Series E preferred stock in June 1999 and the proceeds from the sale of $57.8 million of our common stock in our initial public offering in September and October 1999.

     Interest expense. Interest expense consists primarily of interest on our notes payable, bank line of credit and convertible debentures. Interest expense was $66,000 in 1997 due to $300,000 in borrowings in 1997 under notes from a financial institution. Interest expense was $226,000 in 1998 due to $1.0 million in additional borrowing in 1998 under a bank line of credit. Interest expense increased to $889,000 in 1999 due primarily to interest payments on $8.3 million of convertible debentures issued in December 1998 and $1.2 million of convertible debentures issued in April 1999. These debentures were converted to common stock upon the closing of our initial public offering in September 1999.

     Income taxes. There was no federal income tax provision in any period presented due to our net operating losses. We had deferred tax assets of $6.5 million as of December 31, 1998 and $13.2 million as of December 31, 1999. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax assets as of December 31, 1998 and 1999, has been established to reflect these uncertainties. Our deferred tax assets primarily relate to net operating loss and tax credit carryforwards. As of December 31, 1999, we had federal net operating loss carryforwards of $29.1 million and state net operating loss carryforwards of $13.6 million. We also had federal and state research and development tax credit carryforwards of $500,000 and $300,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities was $4.8 million in 1997, $6.1 million in 1998 and $13.7 million in 1999. In each period, net cash used in operating activities resulted from our net loss, offset by non-cash charges including depreciation and amortization of deferred stock compensation, and increases in current liabilities, especially deferred revenue in 1998 and accrued expenses in 1999. Deferred revenue consists primarily of prepayments of licenses from distributors and OEM's and prepayment of maintenance fees which are recognized ratably over the related support period.

     Our investing activities used cash of $661,000 in 1997, $1.4 million in 1998 and $2.7 million in 1999. Net cash used in investing activities in these periods was primarily the result of capital expenditures for computer and communications equipment, purchased software, office equipment, furniture, fixtures and leasehold improvements and in 1999 the restriction of $580,000 of cash used to secure a letter of credit on a facilities lease.

     Our financing activities provided cash of $1.1 million in 1997, $20.4 million in 1998 and $79.0 million in 1999. In 1997, financing activities provided cash primarily from issuance of $1.0 million of long-term debt. In 1998, financing activities provided cash of $11.9 million from the issuance of preferred stock, $8.3 million from the issuance of convertible debentures and $1.0 million from borrowings under our bank credit facility. This was offset in part by long-term debt repayment of $380,000 and a $400,000 loan to an officer and stockholder. In 1999, our financing activities provided cash primarily from the issuance of $20.0 million of preferred stock, the issuance of $1.2 million of convertible debentures, and $57.8 million from the issuance of common stock in our initial public offering in September 1999.

     In July 1998, we entered into a loan and security agreement with Silicon Valley Bank, providing an accounts receivable line of credit of up to $2.0 million and an equipment line of credit of up to $1.0 million. The accounts receivable line of credit expired on December 31, 1999, and no borrowings were outstanding under this facility in 1999. Borrowings under the equipment line of credit are due in equal monthly installments of principal, plus accrued interest, beginning in January 1999 and ending in December 2001. Borrowings under the equipment line of credit bear interest at the bank's prime lending rate plus 0.5%. As of December 31, 1999, $667,000 was outstanding under the equipment line of credit and these borrowings accrued interest at a rate of 9%. Borrowings under this agreement are secured by certain assets of Broadbase. The agreement contains covenants requiring that we satisfy certain financial ratios and maintain a minimum tangible net worth. The agreement also prohibits us from paying cash dividends. As of December 31, 1998 and December 31, 1999, we were in compliance with these covenants. In addition, as of December 31, 1999, we had outstanding indebtedness under two separate notes payable to a financial institution aggregating $415,000, at a weighted-average interest rate of 14.5% per year.

     As of December 31, 1999, we had $76.6 million of cash and cash equivalents. We believe that cash and cash equivalents on hand, together with the proceeds from this offering, will be sufficient to

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

fund our operations, including working capital and capital equipment purchase requirements for at least the next 12 months. However, we may need to raise additional funds in future periods through public or private financing, or other arrangements to fund our operations and potential acquisitions, if any, over a long-term basis until we achieve profitability, if ever. We cannot be certain that we would be able to obtain additional financing on favorable terms, if at all. Failure to raise capital when needed could seriously harm our business and results of operations. If additional funds are raised through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily use proceeds from these debt obligations to support general corporate requirements including capital expenditures and working capital needs. We have interest rate exposure on borrowings under our equipment line of credit which bear interest at variable rates based on the prime interest rate. We have no interest rate exposure on our notes payable to a financial institution, as the interest rate on this obligation is fixed.

     The table below presents principal amounts by year of maturity and related weighted-average interest rates for our debt obligations as of December 31, 1999.

                                                                                       FAIR
                                       2000        2001      THEREAFTER    TOTAL      VALUE
                                     --------    --------    ----------   --------   --------
Notes payable
  Fixed rate amounts...............  $415,000          --       --        $415,000   $415,000
  Average rate.....................     14.50%         --
Line of credit
  Variable rate amounts............  $334,000    $333,000       --        $667,000   $667,000
  Average rate.....................      9.00%       9.00%

     We have no derivative financial instruments in our cash and cash equivalents. We invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments and bank certificates of deposit. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments pending their use as described in this prospectus.

     We are exposed to market risk from fluctuations in foreign currency exchange rates. We manage exposure to variability in foreign currency exchange rates primarily through the use of natural hedges, as both liabilities and assets are denominated in the local currency. However, different durations in our funding obligations and assets may expose us to the risk of foreign exchange rate fluctuations. We have not entered into any derivative instrument transactions to manage this risk. Based on our overall foreign currency rate exposure at December 31, 1999, we do not believe that a hypothetical 10% change in foreign currency rates would materially adversely affect our financial position.

YEAR 2000 READINESS

     Many currently installed computer systems and software products electronically store dates using only the last two digits of the calendar year. As a result, these systems may not be able to distinguish whether "00" means 1900 or 2000, which may cause system failures or erroneous results. In addition, currently installed computer systems and software products may not properly recognize the date February 29, 2000. These problems collectively are referred to as the "year 2000 issue".

     State of readiness. We have completed our assessment of the potential overall impact of the impending century change on our business. Based on our current assessment, we believe current and

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

prior versions of our software products are year 2000 compliant. By year 2000 compliant, we mean that the use or occurrence of dates on or after January 1, 2000, including February 29, 2000, will not materially affect the performance of our software products or the ability of our products to correctly create, store, process and output data involving dates, provided that all other products, such as hardware and software used with our products, are also year 2000 compliant. However, our products are generally integrated into, and process data extracted from, other enterprise systems involving sophisticated hardware and complex software products that we cannot adequately evaluate for year 2000 compliance. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system even if our products are otherwise year 2000 compliant.

     Utilizing a combination of an external consulting firm and our information systems department personnel, we have completed an assessment of our internal management information systems and other computer systems' readiness for year 2000 issues. As part of this effort, we have communicated with the external vendors that supply us with our software and information systems and with our significant suppliers to determine their products' and organization's year 2000 compliance. We received a written response from a small percentage of the external vendors and significant suppliers that were contacted indicating that their systems are year 2000 compliant. Those who have not responded have statements on their web sites indicating that their systems are year 2000 compliant with respect to the passing of January 1, 2000. As of the date of this prospectus, we had not received notice of any material Year 2000 compliance issues from our external vendors.

     The results of these readiness assessment initiatives indicated that, with the exception of our accounting system and software on a few of the computers used by our sales representatives to demonstrate our products, all of our internal information technology systems and other internal operating systems were year 2000 compliant. For those internal systems that we identified as non-compliant, we implemented the necessary upgrades.

     Costs. To date, costs directly associated with our year 2000 compliance efforts have not been material, amounting to less than $20,000. These costs consist of fees paid to an external consulting firm assisting us with our year 2000 readiness assessment initiatives as well as costs incurred for consultants to assist in our remediation efforts. In addition, we have incurred expenses in amounts that are not material associated with our salaried employees who have devoted some of their time to our year 2000 assessment and remediation efforts. We do not expect the total cost of year 2000 problems to be material to our business.

     Risks. As of the date of this prospectus, we were not aware of any year 2000 compliance problems relating to our products that would seriously harm our business. We may discover year 2000 compliance problems in our products that will require substantial revision and could subject us to liability claims. Our products operate in complex network environments and directly or indirectly interact with a number of other hardware and software systems that we cannot adequately evaluate for year 2000 compliance. In addition, technology developed by others and incorporated in our products could have year 2000 problems. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system even if our products are otherwise year 2000 compliant. Our failure to fix or replace our internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost revenue, increased operating costs, the loss of customers and other business interruptions, any of which could seriously harm our business. Moreover, our failure to adequately address year 2000 compliance issues in our internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control may not be year 2000 compliant. The failure of these entities to be year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing websites.

     Although we have not been a party to any litigation or arbitration proceeding involving our products related to year 2000 compliance issues, we may in the future be required to defend our products or services in these proceedings, or to negotiate resolutions of claims based on year 2000 issues. Defending and resolving year 2000-related disputes, regardless of the merits of these disputes, and any liability we have for year 2000-related damages, including consequential damages, could be expensive and could seriously harm our business.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires companies to capitalize certain qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. We were required to adopt SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on our consolidated financial position or results of operations.

     In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 was effective beginning on January 1, 1999 and requires that start-up costs capitalized prior to January 1, 1999, be written off, and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on our consolidated financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Financial Accounting Standards Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We will be required to adopt FAS 133 for our fiscal year ending December 31, 2001. However, because we do not utilize derivative financial instruments, we do not believe the impact of FAS 133 will be material to our consolidated financial position or results of operations.

     In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 requires use of the "residual method" for recognition of revenue when vendor-specific objective evidence exists for undelivered elements but does not exist for delivered elements of a software arrangement. We will be required to comply with the provisions of SOP 98-9 for transactions entered into beginning January 1, 2000. The adoption of SOP 98-9 is not expected to have a material impact on our financial position or operating results. However, SOP 98-9 may require more revenue to be deferred for certain types of transactions.

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

                                    BUSINESS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements.

     Broadbase develops and markets software that integrates and analyzes customer information from Internet and traditional business channels, enabling businesses to improve their customer acquisition, retention and profitability. Our software integrates information from numerous points of customer interaction, or touch points, by pulling information from multiple data sources and transforming it into a standard format that can be analyzed. Our software then analyzes this reformatted information to provide a comprehensive understanding of the customer lifecycle from initial identification through acquisition and retention. Our products then allow businesses to translate this analysis into specific actions such as targeting profitable customers, personalizing customer interactions and identifying opportunities to sell complementary or higher-end products and services. In addition, with our recent acquisition of Rubric, we offer Rubric's eMA (eMarketing Automation) application, which enables businesses to act on this analysis through automated marketing campaigns over the Internet and traditional channels. By integrating, analyzing and acting on valuable customer information, our products enable businesses to build long-lasting and profitable customer relationships.

     Our software consists of a suite of applications that are built on Foundation, our software platform that provides comprehensive analytic capabilities. Our software integrates information that has traditionally been isolated in separate systems designed to support specific types of customer interactions, such as customer service and Internet-based sales. It provides decision-makers in sales, marketing, customer service and e-commerce business functions with a more comprehensive view of the customer. Each application provides these decision-makers with analysis of customer information that is specifically designed for their particular business function. Our solutions can generally be deployed in less than 30 days, allowing our customers to quickly capture revenue opportunities and achieve rapid return on investment. To date, over 150 end user customers have licensed our products from us and our distributors and resellers. Traditional "bricks and mortar" customers include Aon Service Corporation, Boeing, Canon Computer, Chevron, HealthSystem Minnesota, Hewlett-Packard, Honda, Inprise, Polaris Service, Telia AB and Xerox. Internet-only customers include BizBuyer.com, CMP Media, InsWeb, Onvia.com and Pets.com. Each of the foregoing end user customers has licensed products and purchased services totaling at least $300,000.

     On February 1, 2000, we acquired privately-held Rubric, a leading provider of e-marketing automation software. Rubric's product, eMA, automates the planning, execution and measurement of marketing campaigns across the Internet and traditional channels.

INDUSTRY BACKGROUND

     The recent emergence and acceptance of the Internet as a medium for commerce is fundamentally changing the way companies communicate, obtain information, purchase goods and transact business with their customers. The Internet offers a number of compelling benefits that are causing increasing numbers of companies to transact business online, including opportunities to increase revenue, reduce operating costs and improve customer retention. As a result, the Internet has become an important new channel for both traditional "bricks and mortar" and Internet-only businesses to interact with and market and sell to customers. Both types of companies are adapting many of their business activities for the Internet, defining a new category of enterprise called the e-business. Forrester Research estimates that the number of U.S. companies with 5,000 or more employees using the Internet as a channel for e-commerce will increase from 20% in 1998 to 92% in 2002. Across companies of all sizes, Forrester Research estimates that online business-to-business and business-to-consumer transactions will grow from $127 billion in 1999 to over $1.4 trillion in 2003.

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     This rise of the Internet as a primary business channel has created a highly competitive environment with low barriers to entry for new competitors and insignificant switching costs for customers. Because customers have a growing number of easily accessible choices both on and off the Internet, e-businesses face a constant battle for customer loyalty. For example, travelers, once limited to traditional travel agents, can now also choose among numerous online providers at the click of a mouse. In this rapid paced Internet environment, existing enterprise applications that automate processes and reduce costs are no longer sufficient to build long lasting and profitable customer relationships. In order to create these relationships, e-businesses must target, convert and retain customers by differentiating their products and services to meet each customer's individual requirements.

  PROLIFERATION OF CUSTOMER TOUCH POINTS

     As a result of this competitive environment, enterprises need to develop customer-focused business models founded on a comprehensive understanding of individual customer relationships. Traditionally, businesses have managed these relationships by functional departments, such as marketing, sales and customer support, and customer information has been isolated within these departments. In contrast, e-businesses must integrate customer information across functional departments to maximize the value of the entire customer lifecycle, from initial identification through acquisition and retention. E-businesses need to analyze and act on customer information gathered from all sources, including direct sales organizations, storefronts, catalogs and websites. By using real time and historic customer intelligence to personalize business relationships, successful e-businesses can maximize loyalty and profitability throughout the customer lifecycle.

     With the emergence of the Internet as a primary business channel, the number of points of customer interaction, or touch points, has increased dramatically. Internet sales systems, online customer service solutions, website logs and e-mail management systems have multiplied the massive amounts of customer interaction data already generated by conventional front office systems such as sales force automation systems, telesales and customer support call centers, marketing automation systems, and customer and field service applications. In addition, traditional back office systems such as billing, manufacturing and human resource systems, capture large volumes of important customer and operational data. This increase in data sources makes the challenge of integrating and analyzing the information generated throughout the customer lifecycle more difficult. The sheer volume and variety of customer data creates a competitive opportunity for businesses that can effectively integrate, analyze and act on this information.

  NEED FOR COMPREHENSIVE E-BUSINESS SOLUTIONS

     Traditionally, businesses tried to analyze this valuable data by piecing together generic technologies -- point tools -- that address narrow and discrete analytical needs. These point tools include data extraction tools to access data, online analytical processing tools to analyze and model data, data mining technologies to identify patterns in data, and report generators to present the information. Piecing together these point tools to create a patchwork system typically requires significant custom programming and takes a long time to complete. In addition, these patchwork systems are very difficult and costly to maintain. Because patchwork systems are inflexible and costly to maintain, they are poorly suited to the rapidly changing business and technology requirements of e-businesses.

     Moreover, patchwork systems and point tools cannot provide e-businesses with a comprehensive understanding of the entire customer lifecycle. Instead, they generally offer limited analysis based on a single element of a customer's interaction with a business, focusing on a single channel, customer touch point or period of time. For example, today's website monitoring tools completely ignore historical customer activity across other channels, such as call centers or traditional storefronts. As a result, these tools would not indicate that a customer used the Internet to gather information about a product, purchased the product at a physical store and later contacted customer support.

     Finally, patchwork systems and point tools do not enable e-businesses to act quickly on data generated by customer interactions. These tools were not designed for specific functions such as e-commerce or customer service, or their unique underlying business processes. Because the data and reports generated by point tools cannot be quickly translated into concrete actions, they cannot unleash one of the most powerful potentials of e-business -- the ability to personalize customer interactions and differentiate product offerings in real time.

     Both multi-channel "bricks and mortar" and Internet-only businesses require solutions that integrate, analyze and act on information from all customer touch points. These analytic solutions must create a comprehensive view of the customer lifecycle by integrating information from e-commerce and Internet-based systems, front office systems, back office applications and external information sources. They also must provide business users in different functional areas with packaged applications that analyze this information using industry benchmarks, business logic and guided decision-making capabilities. In addition, e-businesses require solutions that enable them to move quickly from analysis to action, creating and enhancing customer relationships both online and offline. Finally, both "bricks and mortar" and Internet-only business can realize significant benefits from using this analysis to automate the planning, execution and measurement of marketing campaigns.

OUR SOLUTION

     Our software solution consists of two components: the Foundation software platform and our suite of analytic applications. Foundation is a robust and extensible software platform that integrates and analyzes customer interactions and operational data from multiple sources. Our applications provide decision-makers within various business functions with analysis of this information to improve customer targeting, acquisition, conversion and retention. These applications are designed for the specific and changing analytic needs of decision makers in e-commerce, online publishing and advertising, marketing, sales and customer service functions. Our solutions are designed to enable businesses to target customer segments, personalize marketing promotions and campaigns, differentiate product and service offerings and leverage operational resources, resulting in more loyal and profitable customers.

     We believe our solutions represent an innovative and comprehensive approach to analyzing and optimizing e-business customer interactions by providing the following benefits:

  UNDERSTAND THE ENTIRE CUSTOMER LIFECYCLE

     Our software integrates information from multiple customer touch points to provide a comprehensive view of the entire customer lifecycle, from initial identification through acquisition and retention. Foundation transforms, cleanses, loads and integrates large volumes of customer and operational data, such as previous purchases, responses to promotions and service requests. Our applications then use this integrated information to deliver analysis that is designed to address the needs of specific business departments. In addition, with our recent acquisition of Rubric, our combined solution will enable businesses to act upon this analysis through automated marketing campaigns over the Internet and traditional customer touch points throughout the customer lifecycle.

  IMPROVE CUSTOMER ACQUISITION, CONVERSION AND RETENTION RATES

     E-businesses that deploy our solutions use analysis of the entire customer lifecycle to target, personalize and differentiate all aspects of online and offline customer interactions -- moving beyond the simple automation of customer transactions. For instance, businesses use our solutions to increase customer acquisition by targeting higher value customers, to improve conversion rates by

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

personalizing web content and advertising, and to enhance customer retention by streamlining customer service bottlenecks. In doing so, our solutions enable e-businesses to use both the Internet and traditional business channels to build profitable, long-lasting customer relationships.

  IDENTIFY AND TARGET MOST PROFITABLE CUSTOMERS

     Our software enables e-businesses to identify their most profitable customers and to tailor promotions and marketing campaigns, sales efforts, product offerings and customer service based on individual buying habits and demographics. In doing so, it allows companies to maintain and enhance the value of their most profitable customers as well as to increase the profitability of other customer segments.

  RESPOND RAPIDLY TO OPPORTUNITIES AND RISKS

     Our software allows business decision makers to respond rapidly and effectively to new opportunities and risks by providing timely information, measuring results against industry targets and suggesting actions. These capabilities help close the loop between a customer interaction and the business response -- that is, they help the business react to information generated from previous customer interactions. Examples of these capabilities include utilizing prior customer behavior to personalize web content or identifying opportunities to sell complementary products, or "cross-sell", and to sell higher-end products, or "up-sell". In addition, our solutions incorporate business logic to monitor performance, identify exceptions and alert users to key events such as ineffective promotions or service backlogs.

  ACHIEVE FAST RETURN ON INVESTMENT THROUGH RAPID IMPLEMENTATION

     Because our software can generally be deployed in less than 30 days, businesses can rapidly begin to realize the increased revenue resulting from personalized customer interactions, without suffering the delays associated with the creation of in-house patchwork systems and consulting services-based approaches. In addition, our packaged adapters for integration with Internet and enterprise systems, and our pre-built applications, support rapid implementation with a lower investment than applications developed in-house.

  REDUCE TOTAL COST OF OWNERSHIP

     Our software requires fewer resources than the development and implementation of alternatives such as in-house patchwork systems and consulting services-based approaches. In addition, our applications are specifically designed to be easily used by business decision makers, minimizing training and support costs. Finally, because we offer an open platform, businesses can easily adapt and extend our open modular solutions to meet their changing business and technical requirements with minimal additional investment.

CASE STUDIES

     The following case studies illustrate the use of our software by an Internet-only company as well as a traditional "bricks and mortar" business. Mercata is an Internet-only company that has licensed our new e-business applications. Plymouth Rock is a traditional "bricks and mortar" company whose use of our products is representative of how many companies use our products to improve customer acquisition, retention and profitability. The revenues we have derived from both Mercata and Plymouth Rock together represent less than 5% of our total revenues to date. We continue to provide software upgrades and technical support to both Mercata and Plymouth Rock under maintenance agreements we have with these companies.

  MERCATA

     Mercata is a web-based retailer that offers an online group buying system through which groups of buyers can exercise volume purchasing power and drive prices lower. As its e-commerce activity increases, Mercata must analyze and optimize content, promotions and specific group purchases, as well as improve customer targeting.

     Mercata has implemented our software to analyze the traffic and buying habits of its users by integrating our product with BroadVision, which is Mercata's e-commerce system. By analyzing their users' habits, Mercata can discover trends and patterns, such as how often consumers make offers and how much they raise their offers. In addition, our software analyzes the optimal product mix, price and length of each group purchase. Mercata uses this information to customize and personalize its content to attract new users and retain current ones. Our software enables Mercata to understand and determine the growing purchasing leverage of Mercata's e-consumer community.

  PLYMOUTH ROCK

     The Plymouth Rock Company is a property, casualty and auto insurance company headquartered in New England. Since the state of Massachusetts sets automobile insurance rates and prohibits insurers from denying coverage to any driver, Plymouth faces the challenge of providing coverage to high risk drivers while minimizing costs and claims.

     Plymouth selected our software to help it reduce insurance claim expenses. By generating an enterprise-wide, customer-focused view of Plymouth's lines of business, and by analyzing data about customers' insurance claims, Plymouth can target low risk customers. In addition, Plymouth is incorporating sales to low risk customers as a compensation criterion for its agents, and will automate this process by integrating our software and its payroll applications. Our software is currently used by more than 100 employees at Plymouth and over 150 of its external insurance agents.

OUR STRATEGY

     Our objective is to be the leading provider of customer-focused e-business solutions. To achieve this objective, we have adopted the following strategies:

  EXPAND OUR PRODUCT OFFERINGS

     Our underlying product architecture enables us to develop new products and enhancements rapidly. We will continue to invest significantly in research and development to expand our product offerings in the e-business analytic solutions market. We utilize a customer-driven development cycle, focused on identifying current and future e-business requirements, through frequent customer meetings and customer programs. We will also continue to expand our product offerings to include enhanced customer interaction capabilities such as those provided by the eMA product line, which will allow us to offer additional execution functionality to act upon the analysis provided by our current product line. We intend to continue to work closely with other application, technology and system integration companies to identify other opportunities to expand our product offerings.

  TARGET MULTI-CHANNEL COMPANIES AND INTERNET-ONLY BUSINESSES

     We believe that both traditional multi-channel companies and emerging, Internet-only businesses need our integrated e-business solutions. We also believe that both categories of businesses will continue to invest heavily in e-business solutions, such as ours, in order to differentiate their product and service offerings, leverage the Internet as a primary business channel and develop lasting relationships with their customers. Accordingly, we will continue to target both multi-channel companies and Internet-only businesses.

  BROADEN PRODUCT ADOPTION THROUGH MARKETING AND TECHNOLOGY RELATIONSHIPS

     We believe that marketing and technology relationships with a strong network of companies will broaden our product adoption, increase our market presence and enhance our ability to deliver complete solutions to our customers. Our marketing and technology relationships with these companies provide value to both parties. For example, our marketing and technology relationships with application vendors enhance the value of their products by allowing their customers to access, analyze and act upon the data within these products. We plan to continue to invest in jointly integrating, marketing and selling our solutions and services with these companies, and to form new relationships with additional e-commerce software vendors. We also intend to continue to build relationships with major systems integrators and consulting service providers.

  EXPAND PROFESSIONAL SERVICES CAPABILITIES

     We believe that our professional services group is important to ensure our customers' success and to drive increased sales. Our professional services group assists businesses in developing innovative ways to implement our solution, leading to increased adoption of our products. We plan to continue to expand our professional services group.

  EXTEND OUR GLOBAL PRESENCE

     We believe that there will continue to be significant international opportunities for our solutions. We currently have offices in Germany, Japan, the Netherlands and the United Kingdom, a Canadian subsidiary and distributors in Japan. We plan to continue to invest in our sales infrastructure in order to support a growing global sales force in both the United States and in international markets, particularly Asia-Pacific and Europe.

BROADBASE PRODUCTS AND SERVICES

  OVERVIEW

     Our suite of e-business software solutions is designed to provide business decision-makers in sales, marketing, customer service and e-commerce with analysis of customer information that is specifically designed for their business function. This suite is built on Foundation, our software platform that provides comprehensive analytic capabilities. We introduced Foundation in the fourth quarter of 1997, and began offering our analytic applications designed for specific business functions in the third quarter of 1998. In May 1999, we expanded our suite by introducing new applications designed for e-business, as well as new versions of our existing applications. Our applications may be licensed individually or in any combination. Many of our customers license our "e-business suite", which consists of our E-Commerce, E-Marketing and E-Personalize applications. A license for any one or more of our applications also includes a license for Foundation and adapters to interface with the customers' existing data sources.

     Each application incorporates its own data model and business logic. The data models organize the relevant data through Foundation into consistent formats that can support dynamic and interactive analysis. The business logic used in each application then analyzes this data using the rules that typically govern the decision making process within each specific business function. It can identify risks and opportunities and suggest actions for specific processes. For example, our E-Personalize application organizes profiles of website visitors, analyzes the content of the website, links information about visitors and content and suggests types of content or products that should be presented to the customer. Organizations can customize the data models and business logic to support their specific and changing needs.

     Foundation is the software platform upon which each of our analytic applications is built. It enables the applications to extract data from multiple sources, transform this data into a consistent format and store this data in widely used databases such as Microsoft SQL Server and Oracle. This data can include both real time and historic data from sources such as:

     - Internet-based or e-commerce systems, including websites, e-mail and online services;

     - front-office customer relationship management applications including sales, marketing and customer support systems;

     - back-office enterprise resource planning applications including finance, manufacturing and human resources; and

     - sources of demographic data.

     Foundation's analytic engine provides the capabilities that allow our analytic applications to perform complex analysis.

     Our software incorporates a browser-based interface that enables business users to take advantage of all of its capabilities with minimal training. This intuitive interface guides business users through the analysis process, while providing sophisticated users with more extensive functionality.

     The following graphic illustrates the architecture of our software:

                                   [GRAPHICS]

     With our recent acquisition of Rubric, we now offer Rubric's eMA application. This product automates the planning, execution and measurement of marketing campaigns. It streamlines campaign planning by automating the process of requesting, reviewing, approving and launching campaigns. The software enables the identification of prospect and customer segments that can be targeted with personalized messages and offers. eMA then automates the execution of Internet and traditional marketing campaigns by generating personalized e-mail and web pages, personalized letters and faxes, and lists for direct mail and call center campaigns. It can manage their campaigns concurrently over a number of different channels. In addition, eMA can also automate other areas of customer interaction, such as customer service. The software also provides a communications system that facilitates personalized, targeted and interactive communications across the Internet and traditional channels over an extended period of time. Following execution of the marketing campaign, eMA's measurement capabilities allow users to close the loop by tracking campaign results, costs and revenue. By enabling users to more effectively generate leads and build customer relationships, eMA is designed to generate revenue, reduce marketing costs and improve marketing effectiveness. We believe the combination of eMA and our existing products will allow businesses to both analyze their customer data and then plan, manage and execute marketing campaigns based on this analysis.

     Rubric introduced eMA in the second quarter of 1998. eMA currently interoperates with our current software in two stages. First, data from eMA is loaded into our software for analysis of customer segments. For example, lists of customers developed with analysis by our E-Marketing application can then be extracted by eMA to develop and execute marketing campaigns. Our software can then analyze the results of these campaigns.

     We are currently developing an enhanced version of eMA, which we plan to introduce in the first half of 2000. This new version is expected to provide increased integration with our applications. In addition, we anticipate that it will include a new user interface designed to simplify campaign management. Finally, we expect this new version of eMA to offer several new features, including enhanced personalization functions for improved e-mail content, support for multi-offer campaigns with pre-built processes for automated follow-up, and an automated opt-in/opt-out function that allows recipients of information to choose whether to receive follow-up information. The actual features and introduction date of this new version could differ materially from those anticipated as a result of a number of factors, many of which are beyond our control. See "Risk Factors -- We may be unable to attract new customers if we do not develop new products and enhancements". Even if development is completed when anticipated, we may decide, in our sole discretion, to postpone introduction of the new version, or not to introduce it at all.

  APPLICATIONS

     Each application is designed specifically to address critical business functions. These applications analyze, measure and evaluate information from numerous customer touch points by extracting the information, reformatting it, performing various calculations and identifying customer patterns that are useful for each specific business function. For example, the E-Marketing application collects and analyzes customer information extracted from a company's order processing system, its website and external demographic data sources. It then performs calculations on the information to identify patterns and trends, such as historical purchasing patterns of customers, and uses this analysis to provide information, such as identifying customers that are likely to purchase a particular product. The marketing organization can use this information to tailor its marketing campaigns to those customers most likely to purchase the product.

     Our applications consist of the following:

  -------------------------------------------------------------------------------------------------

            APPLICATION                                    DESCRIPTION
  -------------------------------------------------------------------------------------------------
   Customer Service                - Analyzes service costs and case queues
                                   - Measures workforce readiness and service level management
                                   - Prioritizes support cases and recommends resource
                                   allocation
                                   - Analyzes online customer service activity as compared to call center workloads (not included in current version;
                                     anticipated in next release)
  -------------------------------
   Sales                           - Measures profitability and bookings, billings and backlog
                                   - Analyzes sales leads, pipeline, forecasting accuracy and competitive wins/losses
                                   - Evaluates the productivity of sales representatives and
                                   distribution channels
  -------------------------------
   E-Marketing                     - Recommends cross-selling and up-selling opportunities
                                   - Analyzes return on investment of campaigns and promotions
                                   - Profiles customers and generates lists for campaign
                                   management
  -------------------------------
   E-Commerce                      - Analyzes customer purchasing behavior and online shopping processes, profitability of specific distribution channels and order fulfillment
                                   - Analyzes the performance of website content and identifies impact of content changes
                                   - Measures commerce website statistics and online user
                                   activity
  -------------------------------
   E-Personalize                   - Analyzes business rules for personalization of web
                                   content, product and service offerings
                                   - Features personalization engine that creates content
                                     personalization rules based on usage patterns, user
                                     interests and demographics
                                   - Also will provide input of rules into e-commerce systems, such as BroadVision, to "close the loop" by enabling these systems to personalize the customer's experience based on
                                     analysis of prior interactions (not included in current
                                     version; anticipated in next release)
  -------------------------------
   E-Procurement                   - Analyzes buying behavior throughout the company to help it
     (anticipated to be released     negotiate better volume discounts
     in 2000)                      - Quantifies external interactions with existing suppliers including price/performance scoring
                                   - Analyzes supplier performance
  -------------------------------
   eMA                             - Streamlines the planning of marketing campaigns
                                   - Automates execution of multi-channel campaigns
                                   - Measures campaign effectiveness
  -------------------------------

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

     Our Customer Service, Sales and E-Marketing applications were first released in July 1998, and the most recent versions of each were released in May 1999. Our E-Commerce and our E-Personalize applications were first released in May 1999. We anticipate releasing our E-Procurement application and enhancements to several of our existing applications in 2000. Actual features and release dates for new applications and versions could differ materially from those projected as a result of a variety of factors, many of which are beyond our control. See "Risk Factors -- We may be unable to attract new customers if we do not develop new products and enhancements".

     Our applications provide analysis of a wide range of customer trends and patterns. The analytic capabilities of each application are based on the business logic that is used by a specific business function, such as e-commerce, customer support, sales and marketing. In developing this logic, we survey the major decision points faced by executives in the functional area and in many cases retain industry consultants in the relevant fields to provide further input on the analysis requirements of the business function. We believe that we have gained significant internal expertise in the critical decision processes of executives in these functional areas, and in the data and analysis needed to support these decisions. The members of our research and development organization who have developed this expertise identify the types of analysis that can be effectively provided using our technology and that are needed by the business function. We then develop and refine the models and calculations necessary to provide this analysis. In addition, each application incorporates a specific data model designed to support this analysis using data from multiple alternative third party information systems. These data models are sets of specifications and functions used by the applications to perform functions such as eliminating the data that is not useful for the specific analysis and transforming the data into uniform tables. We have developed a knowledge base about the typical sources of data that can be used for the desired analysis and draw on this knowledge base to design the data models used by our applications. In addition to the standard analytic and data integration capabilities provided by our applications, organizations can customize the business logic and data models to support their specific and changing needs.

     The following examples illustrate how our applications integrate and analyze data:

     Customer Service. One of the functions provided by the Customer Service application is analysis of service costs. To analyze service costs, this application accesses data from an organization's customer support systems, including such case history data as the customer's name, the support representatives that handled the case, the date and time the case was opened and closed and, if available, entries of time spent on the case. In addition, the application extracts data about the relevant support representatives' compensation history from the organization's human resources system. The Customer Service application then calculates the total time spent on each case for each customer and the hourly cost of each representative involved in the case. The application multiplies this cost by the total number of hours spent supporting each customer case to determine the cost for each case. It then aggregates the total costs for each case and sorts this aggregated data to provide such information as the total cost to support an individual customer or product, high or low support costs, costs by region, costs by support representative, and trends by day, week or month. Our customers can customize the application to provide additional functions or incorporate other data sources. For example, the application can be customized to incorporate into the calculation of the cost of each case information from the customer's financial systems about the indirect and fixed costs of customer support, such as administrative overhead and computer systems.

     Sales. The process for making a sale often starts with the generation of a lead by the marketing department. The sales department may not know the quality of that lead, the cost to generate that lead, how that lead turns into a sale and how many leads are needed in order to attain a given revenue goal. To determine how many leads a company or division needs to meet its sales goals, and how much they need to spend to generate those leads, our Sales application performs lead analysis. Our Sales application extracts lead source and company profile information from the organization's marketing automation system. In addition, it extracts data such as lead qualification and closure rates, historical transaction size information and current sales goals from the organization's sales force automation system. The application then uses this data to project the number of leads expected to be required to meet the sales goal. It can perform further calculations using lead generation cost data to create projected budgets to support this lead generation process.

     E-Commerce. Our E-Commerce application analyzes a number of types of data about website content, user activity and online purchasing behavior. For example, it uses information from a company's Internet infrastructure systems to identify the registered visitors to the website who look at a specific piece of content over a specific period. It then obtains data about product sales on a customer to customer basis from the transaction database in the company's e-commerce system. This data includes the type and amount of products purchased, the date of the purchase and the amount paid. Our E-Commerce application then correlates the two sets of data to identify and count the visitors who both viewed the content and purchased the product, and calculates a "look-to-buy" ratio - the percentage of people who viewed a product on the website and who actually purchased it. The application then develops a more detailed analysis that uses data from the company's web logs to correlate actual visitor sessions with purchases and to provide information about whether visitors purchased the product immediately after viewing the content or in a later visit.

     E-Personalize. Our E-Personalize application aggregates a range of website data, including website usage patterns from web logs, user interest data gathered from on-line surveys, and demographic data from the user registration database or the third party demographic databases used by the customer. We are developing analytic capabilities for this application that would then estimate the likelihood that a website visitor would purchase specific products, by aggregating historical usage patterns for groups of users and calculating the percentage of times a product is purchased by each customer group. The group with the highest ratio of product purchases would be identified as the most likely to purchase a product. For example, if a retailer is interested in determining the group that is most likely to purchase blue shirts, the application would be able to determine that this group consisted of males over the age of 30. It would then be able to create a rule that males over the age of 30 who visit the website should be shown blue shirts. The application would then be able to input this rule into application systems such as Broadvision to enable these systems to personalize the customer's experience.

  FOUNDATION

     Our applications are built on Foundation, a comprehensive software platform that provides analytic capabilities. Foundation has the following features:

     Adapters for internal and external enterprise systems. Foundation features adaptable and robust data extraction, transformation and loading capabilities that extract and transform data from key data sources and load that data into our applications. The extraction, transformation and loading layer includes adapters for integration with key enterprise systems and sources. Using adapters, Foundation integrates with:

     - e-commerce systems such as those offered by Art Technology Group, Allaire, BroadVision, InterWorld, Kana, Microsoft, Open Market and Vignette;

     - customer relationship management systems such as those offered by Aurum, Baan, Clarify, Genesys, ONYX, Oracle, Pivotal, Saratoga Systems, Scopus, Siebel and Vantive;

     - enterprise resource planning applications that manage and integrate data from business operations, such as those offered by Baan, JD Edwards, Oracle, PeopleSoft and SAP;

     - custom, legacy and homegrown applications and systems;

     - demographic and other data from external providers such as Acxiom and Dun & Bradstreet; and

     - leading data warehouses, or enterprise-wide systems that store, retrieve and manage data such as those offered by IBM, Informix/Red Brick, NCR, Oracle and Sybase.

The extraction, transformation and loading layer also provides businesses with the flexibility to integrate other data sources and systems as their requirements change.

     Open, scalable architecture. Foundation runs on leading databases, such as Microsoft SQL Server and Oracle. Foundation is composed of industry standard SQL and Java components and utilizes the Microsoft Data Warehouse Framework, including SQL Server's OLAP Services and the Microsoft Metadata Repository. Our applications operate on Windows NT and access data stored on both Windows NT and UNIX platforms.

     Application server and analytic engine. Foundation features a powerful analytic engine, with capabilities including hybrid online analytical processing, data mining, statistical analysis and ad hoc analysis. In addition, Foundation contains an extendable library of reusable application components, such as profitability calculations, that facilitate the management and customization of analytical applications.

     Information delivery server. Foundation supports a completely Internet-based, publish-and-subscribe information delivery model with security features for individuals or groups of users. In addition, alerts and triggers can be set to automatically deliver information only when and where needed.

     Integrated graphical application management. Foundation features an integrated graphical management environment for complete system administration and management of both Foundation and our applications.

  SERVICE OFFERINGS

     Our professional services group helps businesses define, design and implement e-business analysis solutions. Our customers benefit from the accumulated expertise of our professional services group including its experience in developing, deploying and implementing analytic applications, enterprise applications and data warehouses. In addition, our professional services group has built expertise in key functional areas including e-commerce, customer relationship management and direct marketing. Moreover, our professional services group has specific expertise in the systems with which our solution is integrated and assists in the development of our adapters. We generally charge for our services on a time and materials basis and provide them worldwide through offices in the United States, Germany, Netherlands and United Kingdom, through distributors in Japan and through our Canadian subsidiary. Our professional services include:

     - project planning and management;

     - system implementation;

     - software integration;

     - user training; and

     - ongoing customer support.

     In a typical application license transaction, our professional services group connects our products to the customer's systems and data sources. The actual connection process can often be completed in approximately two to four weeks.

     The goals of our professional services group are to rapidly deliver solution value and meet the specific business needs of our customers. We will continue to work closely with our network of systems integration partners and expand our training capabilities both in the United States and internationally. We believe that our professional services group can assist businesses in developing innovative ways to implement our solutions, leading to increased product adoption.

CUSTOMERS

     To date, over 150 end user customers have licensed our products from us and from our indirect sales channel, which includes our distributors and companies that sell our products as part of an integrated solution with their own offerings. These end user customers include both traditional "bricks and mortar" companies and Internet-only companies. The following table represents all end user customers as of December 31, 1999 to whom we had licensed products or sold services totaling at least $100,000. This list does not include end users which license our products under an agreement with another party.


INTERNET AND                       MANUFACTURING                      ENERGY INDUSTRIES
COMMUNICATION SERVICES             Anderson Windows                   Bonneville Power
Allied Riser Communications        Baxter IV Systems                  Boston Edison
Ashford.com                        Bell & Howell                      Chevron
BizBuyer.com                       Boeing Commercial Airplanes        Enbridge Consumer First
CMP Media                          Group                              Idaho Power
Done.com                           Canon Computer                     Los Alamos National Labs
Driveway.com                       Eastman Kodak                      New Century Energy
InsWeb                             Honda                              Omaha Public Power
Mercata                            Rockwell Automation                Seattle City Power
MVX.com
NTT                                FINANCIAL SERVICES                 OTHER
Onvia.com                          Aon Service Corporation            DSC Logistics
Pets.com                           Automatic Data Processing          HealthSystem Minnesota
RealNames Corporation              Fidelity Investments               National TechTeam
WebTV/Microsoft                    Plymouth Rock Assurance            Shikishima Baking Company
TECHNOLOGY                         Putnam Investments                 Telia AB
Hewlett-Packard                                                       The Sharper Image
Inprise                                                               Tokai
Kana Communications                                                   United Airlines
Mercury Interactive
Polaris Service
Rational Software
Vantive
Xerox

     Hewlett-Packard represented 10.1% of our net revenue in 1998 and 3.2% in 1999.

     In addition, the following table represents Rubric's customers as of December 31, 1999, to whom Rubric had licensed products or sold services totaling at least $100,000.

TECHNOLOGY                                          INTERNET
                                                    DiTech.com
BEA Systems                                         Internet Appliance Network
Cisco Systems                                       LoanCity.com
Citrix                                              MSHOW.com
Hewlett-Packard                                     Outpost.com
Merant                                              PeopleFirst.com
N.E.T.
Rainmaker Systems
Sierra Atlantic
Sybase

     Hewlett-Packard represented 26% of Rubric's net revenue in 1999.

  LICENSING

     Currently, businesses that license our products generally license one or more of our applications, together with Foundation and adapters to interface with their existing data sources. Customers generally receive nonexclusive, perpetual licenses to use our products for a specified number of servers and named concurrent users. After the initial license, they may purchase licenses for additional servers and users as needed. In addition, customers often purchase professional services from us, including training services, although they may use other consulting organizations. Customers that license our products also usually purchase maintenance contracts, which provide software upgrades and technical support over a stated term, typically 12 months.

MARKETING AND TECHNOLOGY RELATIONSHIPS

     We establish marketing and technology relationships to assist in the marketing, selling and implementation of our solutions, as well as to increase the interoperability of our solutions with our partners' complementary products.

  TYPES OF RELATIONSHIPS

     We have six types of marketing and technology relationships:

     SYSTEM INTEGRATORS AND CONSULTING FIRMS

     To ensure the successful implementation of our solutions, we have established relationships with a number of leading system integrators and consulting firms. These firms implement our products, provide related business consulting, and often assist us in our sales process. In the United States, we have relationships with Andersen Consulting, Cambridge Technology Partners, Condor/DST, Ernst & Young, Renaissance Worldwide and US Web/CKS. In addition, we have relationships with Internet-focused professional services firms and regional system integrators. As a result of our acquisition of Rubric, we now have integrator relationships with Breakaway Solutions, Dialogos and Tessera.

     E-COMMERCE AND INTERNET SOFTWARE VENDORS

     To enhance our software, and to identify potential customers, we have formed relationships with leading vendors of e-commerce and Internet solutions, such as Art Technology Group, BroadVision, Calico, Kana and Vignette. We jointly integrate, market and sell our complementary solutions with BroadVision. We also have been featured at BroadVision's user group meetings, internal sales meetings and on their website. We are engaged in joint marketing and integration of our solutions with Kana's e-mail management solution, and we have recently entered into an agreement for the joint marketing of our solutions with Calico's e-commerce solution.

     FRONT AND BACK OFFICE SOFTWARE VENDORS

     To enable our solutions to integrate data from as many customer touch points as possible, and to target the installed customer base of these applications, we have formed relationships with leading enterprise applications vendors. We currently have marketing and technology relationships with Clarify, Genesys, ONYX, Saratoga Systems and Vantive. These software vendors highlight Broadbase's applications in their sales cycle, at their user group meetings or on their websites. For each of these vendors, Broadbase provides adapters that enable integration between our complementary systems. In addition, Rubric has a reseller relationship with Hewlett-Packard as a component of Hewlett-Packard's front office software offering.

     TECHNOLOGY AND PLATFORM VENDORS

     To ensure that our products are based on industry standards and to take advantage of new and emerging technologies, we have formed relationships with key technology and platform vendors. As part of our relationship with Microsoft, we have joined the Microsoft Data Warehouse Alliance, whose members support the Microsoft Data Warehouse Framework. In addition, we support Windows NT, Internet Information Server and Office 2000.

     DEMOGRAPHIC DATA PROVIDERS

     To provide more effective customer and marketing analysis, our solutions allow businesses to integrate external demographic data with their customer data. We have entered into joint marketing agreements with Acxiom and Dun & Bradstreet and are integrating our products with their products to enable our customers to access and analyze the demographic data of these companies.

     APPLICATION SERVICE PROVIDER AND INTERNET HOSTER

     To enable our solutions to be rapidly implemented by companies that host their web commerce applications, we have formed a relationship with an application service provider (ASP), USinternetworking. ASP's host and manage software applications for companies that do not want to install and manage software on their own systems. USinternetworking resells Broadbase applications to provide analysis for their e-commerce clients. In addition, Rubric has a marketing relationship with Exodus Communications.

  TERMS OF AGREEMENTS

     Our marketing and technology relationships are generally not documented in writing, or are governed by agreements that can be terminated by either party with little or no notice. These agreements generally provide for the parties to cooperate to make joint press releases, do joint marketing and where appropriate to integrate their products or make them compatible with each other. These agreements may also specify that payments are to be made by us to these companies for providing us with qualifying customer leads. The generation of leads to date by these companies has not generally satisfied the specified criteria and therefore payments for leads have been immaterial in amount.

SALES AND MARKETING

     We license our software through both our direct sales force and indirect sales channels. As of December 31, 1999, our sales group consisted of 50 employees, in 10 locations -- six offices in the United States and four offices internationally, which are located in Germany, Japan, the Netherlands and the United Kingdom. Our direct sales force consists of sales representatives as well as sales personnel who provide pre-sales technical support and other support personnel. We plan to expand our direct sales force significantly. In addition, we intend to recruit and hire a new Executive Vice President of Marketing to oversee our marketing operations. Our corporate sales organization is responsible for collecting inbound leads, performing initial qualification and introducing each prospective customer to a direct sales representative. We sell to companies at the departmental level, targeting directors and executives in e-commerce, sales, marketing, customer service and information technology.

     Our indirect sales channel includes companies such as Baan, Datamedica, Genesys, Indus, and USinternetworking, which sell our products as part of an integrated solution with their own offerings. Indus selected Foundation as the platform on which to build its Indus Knowledge Warehouse solution, which it licenses to its customers in the utility and energy industries. Indus represented 18.4% of our revenue in 1998 and 11.2% of our revenue in 1999. Baan selected Foundation as the platform on which to build its Enterprise Decision Manager decision support suite. USinternetworking, an application service provider, resells our applications. We also have distributors in Japan, which include Beacon Information Technology, Compaq Computer K.K., Oki Electric Industry, Sharp System Products and Teijin Systems Technology.

     Our distribution relationships are generally governed by agreements that can be terminated by either party with little or no prior notice. These agreements generally grant nonexclusive licenses to distribute our products, are not subject to minimum purchase requirements and provide for certain discounts on the purchase prices of our products. We entered into our distribution agreement with Indus, which contains similar provisions, on June 2, 1998. This agreement is effective until June 30, 2001 and will automatically renew for additional one year terms unless it is terminated earlier by either party with 30 days written notice prior to the date of the automatic renewal.

     We focus our marketing efforts on sales lead generation, sales support, creating market awareness of our solutions and establishing strategic relationships. Our marketing activities include direct mail and e-mail campaigns, press relations and industry analyst briefings, speaking engagements, attendance at partners' user group meetings and industry trade shows, and participation in sales and marketing programs of companies with whom we have marketing relationships.

INTERNATIONAL OPERATIONS

     International sales represented approximately 5.1% of our total net revenue in 1998 and 23.2% of our total net revenue in 1999. Approximately 17.3% of our total net revenue in 1999 consisted of sales to customers in Japan. We first recognized revenue from international sales in the last quarter of 1998. We currently conduct our international sales primarily through direct sales offices in Germany, the Netherlands and the United Kingdom, through our Canadian subsidiary and through distributors in Japan. Our products are sold internationally both individually and as part of integrated solutions with the product offerings of certain companies, such as Baan. Our relationships with our Japanese distributors are generally governed by agreements that are similar to those described under "Sales and Marketing" above. The end user companies that license our products internationally span many industries. We believe that there will continue to be significant international opportunities for our integrated e-business solutions. As a result, we intend to expand our international operations and to continue to invest in our sales infrastructure in order to support a growing global sales force in international markets, particularly Asia-Pacific and Europe.

     The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. In particular, we must develop local versions of our products for foreign markets and must recruit and train an international staff. Currently, we have only limited experience in localizing our products and in marketing, selling and supporting our products and services overseas.

RESEARCH AND DEVELOPMENT

     Our research and development organization is comprised of separate groups responsible for core product development, application development and product strategy and management. The core product development group is responsible for ongoing development of Foundation. Our application development group is responsible for developing new applications and enhancing existing applications. Our product strategy and management group is responsible for prioritizing customer requirements and defining the resources and timelines necessary to deliver products. Our current research and development efforts are focused on the development of additional applications and other enhancements that extend the e-business functionality of our solutions.

     Our research and development expenditures were $2.0 million in 1997, $3.7 million in 1998 and $6.0 million in 1999. We expect that we will continue to commit significant resources to research and development in the future. The market for our products and services is characterized by rapid technological change, frequent new product introductions and enhancements, evolving industry standards, and rapidly changing customer requirements. Our future success will depend in part on our ability to anticipate changes, enhance our current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. See "Risk Factors -- We may be unable to attract new customers if we do not develop new products and enhancements".

COMPETITION

     Our competitors vary in company size, and in the scope and breadth of their products and services. We have three primary sources of competition:

     - providers of consulting services-based analysis solutions, such as E.piphany;

     - vendors of point technologies that provide website analysis such as Accrue, Andromedia, which was recently acquired by Macromedia, Net Perceptions and Personify; and

     - in-house development efforts by potential customers using traditional and generic decision support tools.

     The addition of Rubric's eMA product line introduces new competitors, including the following:

     - vendors of online marketing automation software such as MarketFirst and Annuncio;

     - providers of outsourced e-mail marketing services such as Digital Impact and Responsys.com; and

     - campaign management software vendors such as Exchange Applications and Prime Response.

     In addition, we face potential competition from vendors of other enterprise applications as they expand the functionality of their product offerings. These vendors may include Oracle, SAP, Siebel, other vendors of software designed for decision support or management of customer relationships or of organizations' operational information. They also may include vendors of database applications.

     Principal competitive factors include:

     - quality, breadth and depth of application offerings;

     - product robustness and extensibility;

     - openness of technology architecture;

     - ease of deployment and maintenance;

     - quality of services and customer support; and

     - price.

     Although we believe that our solutions compete favorably with respect to these factors, our market is new and rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors. See "Risk Factors -- We face intense competition which could make it difficult to acquire and retain customers".

     We face the same sources of competition and the same competitors both domestically and internationally. However, we face additional challenges in selling our products and services internationally in that we must develop local versions of our products for foreign markets and must recruit and train an international staff.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. We have no patents. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software under signed license agreements, which impose restrictions on the licensee's ability to utilize the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. See "Risk
Factors -- We depend on our intellectual property, and litigation regarding our intellectual property could harm our business".

     We currently rely on software that we have licensed from a number of suppliers. These licenses may not continue to be available to us on commercially reasonable terms or at all. If these licenses cease to be available, we believe we could license equivalent software on commercially reasonable terms. In the future, we expect to license other third party technologies to enhance our products, meet evolving customer needs or adapt to changing technology standards. Failure to license, or the loss of any license of necessary technologies could result in delays or reductions of shipments of our products until equivalent software is identified, licensed and integrated or developed by us.

EMPLOYEES

     As of December 31, 1999, we had a total of 131 full-time employees, including 56 in sales and six in marketing, 45 in research and development, 16 in administrative, eight in professional services and six in customer support, and Rubric had a total of 78 employees. Our future success will depend in part on our ability to attract, train, retain, integrate and motivate highly qualified sales, technical and management personnel, for whom competition is intense. From time to time we also employ independent contractors to support our services, product development, sales and marketing departments. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

FACILITIES

     Our principal office occupies approximately 66,000 square feet in Menlo Park, California under leases that expire on July 31, 2002 and April 30, 2007. In addition, we also lease sales and support offices in the United States in the metropolitan areas of Atlanta, Chicago, Dallas, New York and Oakland, and internationally in the metropolitan areas of Amsterdam, Frankfurt, London and Tokyo. In addition, Rubric's principal office occupies approximately 20,000 square feet in San Mateo, California under a lease that expires in November 2000.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows the name, age and position of each of our executive officers and directors as of February 1, 2000:

              NAME                AGE                            POSITION
              ----                ---                            --------
Chuck Bay.......................  42     Chief Executive Officer, President and Director
Rusty Thomas....................  39     Executive Vice President and Chief Financial Officer
Thomas Doyle....................  49     Executive Vice President of Sales
Brian Kelly.....................  34     Executive Vice President of Products
Chris Maeda.....................  33     Executive Vice President of Engineering
Greg Martin.....................  35     Senior Vice President, Consulting and Customer Advocacy
Eric Willgohs...................  34     General Counsel, Vice President Legal and Secretary
Mark Kremer.....................  43     Chairman of the Board of Directors
Kevin Harvey....................  35     Director
Paul Levy.......................  44     Director
Nancy Schoendorf................  44     Director

     CHUCK BAY joined Broadbase in January 1998 and currently serves as Chief Executive Officer, President and as a member of our board of directors. Mr. Bay previously served as our Chief Financial Officer, General Counsel and Executive Vice President of Operations. From July 1997 to January 1998, Mr. Bay served as Chief Financial Officer and General Counsel for Reasoning, Inc., a software company. From January 1995 to August 1997, Mr. Bay served as Chief Financial Officer and General Counsel, for Pure Atria Software, Inc., a software company. From April 1994 to January 1995, Mr. Bay served as President and Chief Financial Officer of Software Alliance Corporation, a software company. Mr. Bay holds a B.S. degree in business administration from Illinois State University and a J.D. degree from the University of Illinois.

     RUSTY THOMAS joined Broadbase in January 2000 as Executive Vice President and Chief Financial Officer. From June 1982 to July 1995 and from April 1998 to January 2000, Mr. Thomas held various positions in the high technology practice of KPMG LLP, including 8 years as a partner in the Silicon Valley office and most recently as an Industry Leader for Electronics and Software segments. From July 1995 to April 1998, Mr. Thomas served as a Vice President in the finance department of Rubbermaid Inc., a consumer products company. Mr. Thomas holds a B.S. degree in business administration from Creighton University.

     THOMAS DOYLE joined Broadbase in April 1999 as Executive Vice President of Sales. From October 1996 to April 1999, Mr. Doyle served as Senior Vice President of Worldwide Sales at Reasoning, Inc. From May 1984 to September 1996, Mr. Doyle held various sales and sales management positions at Tandem Computers, a computer manufacturer. Mr. Doyle holds a B.S. degree in finance from the University of Missouri.

     BRIAN KELLY joined Broadbase in December 1998 and currently serves as Executive Vice President of Products. Mr. Kelly previously served as our Executive Vice President of Applications and Engineering. From June 1998 to December 1998, Mr. Kelly served as Director of Product Strategy, Analytic Applications at PeopleSoft, Inc., a software company. From June 1996 to June 1998, Mr. Kelly served as Vice President of Product Strategy at Intrepid Systems, Inc., a software company. From December 1992 to June 1996, Mr. Kelly was President of Kelly Information Systems, a software company. Mr. Kelly holds a B.S. degree in computer science from the University of Cincinnati.

     CHRIS MAEDA joined Broadbase in February 2000 as Executive Vice President of Engineering. Dr. Maeda was a co-founder of Rubric and served as Rubric's Chief Technology Officer from March 1997 to January 2000. From May 1995 to February 1997, Dr. Maeda held various positions at the Xerox Palo Alto Research Center. Dr. Maeda holds a B.S. degree in computer science from the Massachusetts Institute of Technology, and M.S. and Ph.D. degrees in computer science from Carnegie Mellon University.

     GREG MARTIN joined Broadbase in January 2000 as Senior Vice President, Consulting and Customer Advocacy. From December 1988 to January 2000, Mr. Martin held various positions in the high technology practice of KPMG LLP, including partner and Industry Leader for Customer Relationship and eBusiness Solution Integration. Mr. Martin holds a B.S. degree in chemistry from the State University of New York.

     ERIC WILLGOHS joined Broadbase in July 1999 and currently serves as General Counsel, Vice President Legal and Secretary. From September 1997 to July 1999, Mr. Willgohs held various positions with Reasoning, Inc., most recently as General Counsel. From July 1993 to July 1997, Mr. Willgohs held various positions with Pure Atria Software, Inc., most recently as Associate General Counsel. From October 1993 to December 1995, Mr. Willgohs also served as Corporate Counsel, Intellectual Property, for StarSight Telecast, Inc., an interactive television company. Mr. Willgohs holds a B.S. degree in electrical engineering from Vanderbilt University and a J.D. degree from Stanford University.

     MARK KREMER is the founder of Broadbase and has served as Chairman of the Board of Directors since our inception in November 1995. Mr. Kremer previously served as our Chief Executive Officer from our inception until January 2000, and as our President from our inception until October 1999. From January 1994 to November 1995, Mr. Kremer served as a Director of Product Development for Oracle Corporation, a software company. Mr. Kremer holds a B.S. degree in computer engineering from the Technion Israel Institute of Technology.

     KEVIN HARVEY has served as a member of our board of directors since January 1996. Mr. Harvey has been a managing member of Benchmark Capital, a venture capital firm, since it was founded in January 1995. Mr. Harvey is also a director of Red Hat Software, a developer and provider of open source software and services, Ashford.com, an Internet retailer, and several privately held companies. Mr. Harvey holds a B.S.E.E. degree from Rice University.

     PAUL LEVY has served as a member of our board of directors since May 1999. In 1981, Mr. Levy co-founded Rational Software Corporation, a software company, and he currently serves as its Chairman of the Board of Directors. From 1981 to April 1999, Mr. Levy served as Chairman of the Board of Directors and Chief Executive Officer of Rational Software Corporation. Mr. Levy also serves as a director of Genesys Telecommunications Laboratories, Inc. Mr. Levy holds a B.S. degree from the United States Air Force Academy and an M.S. degree in engineering from Stanford University.

     NANCY SCHOENDORF has served as a member of our board of directors since February 1997. Ms. Schoendorf has been a General Partner of Mohr, Davidow Ventures, a venture capital firm, since 1994 and a Managing Partner since 1997. Ms. Schoendorf currently serves as a director of Actuate Software Corporation and several privately held companies. Ms. Schoendorf holds a B.S. degree in computer science and mathematics from Iowa State University and an M.B.A. degree from Santa Clara University.

     Our board of directors is currently comprised of five directors. Directors are elected by the stockholders at each annual meeting of stockholders and serve for one year or until their successors are duly elected and qualified. However, our certificate of incorporation and bylaws provide that our board of directors is divided into three classes as nearly equal in size as possible with staggered three-year terms. The term of office of our Class I directors will expire at the annual meeting of stockholders to be held in 2000; the term of office of our Class II directors will expire at the annual meeting of stockholders to be held in 2001; and the term of office of our Class III directors will expire at the annual meeting of stockholders to be held in 2002. At each annual meeting of stockholders, beginning with the 2000 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Mr. Harvey is a Class I director; Mr. Bay and Ms. Schoendorf are Class II directors; and Mr. Kremer and Mr. Levy are Class III directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Broadbase.

BOARD COMMITTEES

     Our board of directors has a compensation committee and an audit committee.

     Compensation committee. The current members of our compensation committee are Mr. Levy and Mr. Harvey. The compensation committee reviews and makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan.

     Audit committee. The current members of our audit committee are Mr. Levy and Ms. Schoendorf. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board of directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee has at any time since our formation been an officer or employee of Broadbase. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses in attending board and committee meetings.

     In September 1999, Kevin Harvey, Paul Levy and Nancy Schoendorf each received an option to purchase 10,000 shares of our common stock under our 1999 Equity Incentive Plan at an exercise price of $14.00 per share, our initial public offering price. In addition, each non-employee director who becomes a member of our board of directors and who has not previously received shares or options in Broadbase will be granted an option to purchase 10,000 shares of our common stock under the 1999 Equity Incentive Plan. Immediately following each annual meeting of our stockholders, each non-employee director will automatically be granted an additional option to purchase 10,000 shares under that plan if the director has served continuously as a member of our board of directors since the date of the director's initial grant. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a ten-year term. Each of these options will be immediately exercisable and fully vested.

     In May 1999, we granted to Paul Levy, one of our directors, an option to purchase 96,750 shares of common stock at an exercise price of $0.73 per share. Mr. Levy exercised this option in full in May 1999. We have a right to repurchase shares issued upon exercise of this option upon termination of Mr. Levy's membership on our board of directors. This repurchase right lapsed as to 19,350 shares in November 1999 and lapses as to 2,577 shares each month thereafter. In the event of a change of control of 50% or more of our outstanding stock, and if Mr. Levy is not invited to serve on the board of the combined company, then any unvested shares will vest immediately.

EXECUTIVE COMPENSATION

     The following table shows all compensation awarded to, earned by or paid for services rendered to Broadbase in all capacities during 1999 by our chief executive officer and our four other most highly compensated executive officers who earned at least $100,000 in 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                                               ------------
                                                       ANNUAL COMPENSATION      SECURITIES
                                                       --------------------     UNDERLYING
         NAME AND PRINCIPAL POSITIONS            YEAR   SALARY     BONUS(1)      OPTIONS
         ----------------------------            ----  --------    --------    ------------
Mark Kremer....................................  1999  $205,000    $ 45,000      200,000
  Chairman of the Board of Directors(2)          1998   205,000      25,000           --
Chuck Bay......................................  1999   150,000      60,000      200,000
  President and Chief Executive Officer(3)       1998   143,269      40,000      259,000
Brian Kelly....................................  1999   150,000      30,000      250,000
  Executive Vice President of Products(4)        1998    12,500          --           --
Thomas Doyle...................................  1999   225,000(6)  500,000(7)   240,000
  Executive Vice President of Sales(5)           1998        --          --           --

-------------------------
(1) Represents bonus earned for the fiscal year listed.

(2) Mr. Kremer served as President until October 1999 and as Chief Executive Officer until January 2000.

(3) Mr. Bay became President in October 1999 and Chief Executive Officer and a director in January 2000.

(4) Mr. Kelly joined Broadbase in December 1998 as Executive Vice President of Applications and Engineering and became Executive Vice President of Products in January 2000.

(5) Mr. Doyle was hired as Executive Vice President of Sales in April 1999 and is compensated at an annual rate of $225,000 with a targeted commission of $100,000.

(6) Includes commissions of $75,000.

(7) Includes a signing bonus of $500,000.

     Rusty Thomas was hired as Executive Vice President and Chief Financial Officer in January 2000 and is compensated at an annual rate of $200,000 with bonuses of up to $50,000 per year. Greg Martin was hired as Senior Vice President, Consulting and Customer Advocacy in January 2000 and is compensated at an annual rate of $200,000 with bonuses of up to $40,000 per year.

OPTION GRANTS IN 1999

     The following table shows information about each stock option grant during 1999 to the executive officers named in the Summary Compensation Table above.

     All options included in the following table have a term of ten years, subject to earlier termination in the event the optionee's service with us terminates. For a description of the terms of each of the options listed below, see "-- Employment Agreements and Stock Option Grants". All options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. The percent of total options granted is based on an aggregate of 3,330,350 options granted by us to our employees, directors and consultants in 1999.

                                               INDIVIDUAL GRANTS                                    POTENTIAL REALIZABLE
                       ------------------------------------------------------------------             VALUE AT ASSUMED
                       NUMBER OF     PERCENT OF                                                    ANNUAL RATES OF STOCK
                         SHARES     TOTAL OPTIONS               DEEMED FAIR                          PRICE APPRECIATION
                       UNDERLYING    GRANTED TO     EXERCISE    MARKET VALUE                          FOR OPTION TERM
                        OPTIONS       EMPLOYEES       PRICE      ON DATE OF    EXPIRATION   ------------------------------------
        NAME            GRANTED        IN 1999      PER SHARE      GRANT          DATE          0%           5%          10%
        ----           ----------   -------------   ---------   ------------   ----------   ----------   ----------   ----------
Chuck Bay............   200,000          6.0%        $26.94        $26.94       10/12/09            --   $3,388,484   $8,587,084
Mark Kremer..........   200,000          6.0          26.94         26.94       10/12/09            --    3,388,484    8,587,084
Brian Kelly..........   135,000          4.0           0.73          6.81        1/18/09    $  820,800    1,398,974    2,286,007
                         95,000          2.8           0.73          7.93        5/27/09       684,000    1,157,778    1,884,646
                         20,000          0.6           0.73          7.93        5/27/09       144,000      243,743      396,768
Thomas Doyle.........   240,000          7.2           0.73          7.65        4/30/09     1,660,800    2,815,451    4,586,911

     The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation in the table above are required by rules of the Securities and Exchange Commission based on the fair market value or deemed fair market value of the common stock used by us for accounting purposes, as applicable, and do not represent our estimates or projections of our future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

     In January 2000, we granted options to purchase 450,000 shares to Chuck Bay, options to purchase 150,000 shares to Thomas Doyle and options to purchase 50,000 shares to Brian Kelly. These options each have an exercise price of $83.375 per share, expire on January 20, 2010, and vest monthly over four years, beginning February 20, 2000. See "Employment Agreements and Stock Option Grants" for information regarding those option grants and option grants made to Rusty Thomas in January 2000.

AGGREGATED OPTION EXERCISES IN 1999 AND YEAR-END OPTION VALUES

     The following table provides information concerning stock option exercises by each of the executive officers named in the Summary Compensation Table above who exercised options during the fiscal year ended December 31, 1999 and information concerning unexercised options held by these officers at the end of 1999. The value realized represents the difference between the deemed fair value of the common stock used by us for accounting purposes and the exercise price of the option. The value of unexercised in-the-money options is based on the closing price on December 31, 1999 of $112.50 per share, minus the exercise price, multiplied by the number of shares issued upon exercise of the option. We have a right to repurchase the shares issued upon exercise of these options upon termination of the optionee's employment. Our right to repurchase the shares lapses over a four-year period from the date of grant.

                                                      NUMBER OF SHARES             VALUE OF UNEXERCISED
                        NUMBER OF                  UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                         SHARES                 OPTIONS AT DECEMBER 31, 1999        DECEMBER 31, 1999
                        ACQUIRED      VALUE     ----------------------------   ----------------------------
        NAME           ON EXERCISE   REALIZED   EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
        ----           -----------   --------   -----------    -------------   -----------    -------------
Chuck Bay............     86,000     $546,960       8,333         191,667      $   712,992     $16,399,508
Brian Kelly..........    135,000      858,600     100,000          15,000       11,177,000       1,676,550

EMPLOYEE BENEFIT PLANS

  1996 EQUITY INCENTIVE PLAN

     We adopted our 1996 Equity Incentive Plan in April 1996, and we terminated this plan in September 1999. As of December 31, 1999, there were outstanding options to purchase a total of 2,289,206 shares of common stock under this plan. No further options will be granted under this plan. Shares reserved under our 1996 Equity Incentive Plan that had not been issued and were not subject to outstanding options as of the date of termination of this plan, and shares subject to options which had become unexercisable, became available for issuance under our 1999 Equity Incentive Plan. However, the termination of this plan did not affect outstanding options, which will remain outstanding until they are exercised or until they terminate or expire.

  1999 EQUITY INCENTIVE PLAN

     We adopted our 1999 Equity Incentive Plan in September 1999. As of January 1, 2000, there were 4,577,057 shares authorized for issuance under this plan, which number includes shares added upon the termination of our 1996 Equity Incentive Plan and an automatic increase of 902,504 shares, or 5% of our total shares outstanding, on January 1, 2000. On each subsequent January 1, the number of shares authorized and reserved for issuance under this plan will be increased automatically by an amount of shares equal to 5% of our total outstanding shares as of the immediately preceding December 31. The following shares will also become available for issuance under our 1999 Equity Incentive Plan:

     - shares subject to issuance upon exercise of an option granted under our 1999 Equity Incentive Plan that cease to be subject to that option for any reason other than exercise of the option;

     - shares issued pursuant to the exercise of an option granted under our 1999 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original purchase price;

     - shares subject to awards granted pursuant to restricted stock purchase agreements under our 1999 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; and

     - shares subject to stock bonuses granted under our 1999 Equity Incentive Plan that terminate without shares being issued.

     Our 1999 Equity Incentive Plan will terminate in 2009, unless sooner terminated in accordance with the terms of the plan.

     Our 1999 Equity Incentive Plan authorizes the award of options, restricted stock awards and stock bonuses. Our non-employee directors are entitled to receive automatic annual grants of fully vested options to purchase 10,000 shares of our common stock, as described under "Management -- Director Compensation". Additionally, our non-employee directors are eligible to receive discretionary awards under our 1999 Equity Incentive Plan. Our 1999 Equity Incentive Plan is administered by the compensation committee of our board of directors, which currently consists of Mr. Harvey and Ms. Schoendorf, both of whom are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The committee has the authority to construe and interpret this plan and any agreement made thereunder, grant awards and make all other determinations necessary or advisable for the administration of this plan.

     Our 1999 Equity Incentive Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to employees. Nonqualified stock options, and all other awards other than incentive stock options, may be granted to employees, officers, directors, consultants, independent contractors and advisors of Broadbase or any parent or subsidiary of Broadbase. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of the our common stock on the date of grant.

     The maximum term of options granted under our 1999 Equity Incentive Plan is ten years. Awards other than nonqualified stock options granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. The plan allows exceptions to this restriction with respect to awards that are nonqualified stock options. Options granted under our 1999 Equity Incentive Plan generally expire three months after the termination of the optionee's service to Broadbase or a parent or subsidiary of Broadbase. In the event of a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation. The compensation committee may also accelerate the vesting of awards upon a change of control transaction.

  1999 EMPLOYEE STOCK PURCHASE PLAN

     We adopted our 1999 Employee Stock Purchase Plan in September 1999. There are currently 680,500 shares authorized for issuance under this plan, which number includes an automatic increase of 180,500 shares, or 1% of our total outstanding shares, on January 1, 2000. On each subsequent January 1, the number of shares authorized and reserved for issuance under this plan will be increased automatically by an amount of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our 1999 Employee Stock Purchase Plan is administered by our compensation committee.

     Employees generally become eligible to participate in our 1999 Employee Stock Purchase Plan if they are employed 10 days before the beginning of the applicable offering period and they are customarily employed by us or a parent or any subsidiary that we designate for more than 20 hours per week and more than five months in a calendar year. Employees are not eligible to participate in our 1999 Employee Stock Purchase Plan if they are 5% stockholders, or would become 5% stockholders as a result of their participation in this plan.

     Under our 1999 Employee Stock Purchase Plan, eligible employees are able to acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 2% and 10% of their cash compensation and are subject to certain maximum purchase limitations. Participation in this plan ends automatically upon termination of employment for any reason.

     Offering periods under our 1999 Employee Stock Purchase Plan generally last two years and consist of four six-month purchase periods. The first offering period and purchase period began on September 22, 1999. Offering periods and purchase periods thereafter begin on each January 1 and July 1. In addition, an offering period and purchase period will begin 15 days after the completion of our acquisition of Rubric.

     The purchase price for common stock purchased under our 1999 Employee Stock Purchase Plan is 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. Our compensation committee has the authority to change the duration of offering periods. Our 1999 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The plan will terminate in 2009, unless it is terminated earlier pursuant to its terms.

RUBRIC STOCK OPTIONS

     In connection with our acquisition of Rubric, we assumed all options to purchase Rubric common stock outstanding as of the closing of the acquisition and converted these into options to purchase approximately 600,000 shares of our common stock.

  401(k) PLAN

     We sponsor a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All employees are generally eligible to participate and may enter the 401(k) plan as of the first day of each month. Participants may make pre-tax contributions to the plan of up to 20% of their eligible pay, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

EMPLOYMENT AGREEMENTS AND STOCK OPTION GRANTS

     In January 2000, we executed an offer letter to Rusty Thomas, our Executive Vice President and Chief Financial Officer. This offer letter established Mr. Thomas' annual base salary at $200,000 and provides for bonuses of up to $50,000 per year. Under this offer letter, Mr. Thomas was granted an option to purchase 175,000 shares of common stock at an exercise price of $54.00 per share, which price is $40.00 less than the closing price of our common stock on Mr. Thomas' starting date. This option will vest as to 10,937 shares in April 2000, and as to 3,646 shares each month thereafter. In the event of a change of control after which Mr. Thomas is not offered the same position, this option will vest as to 50% of the unvested shares. The offer letter also provides for a loan of $250,000, to be repayable in full within two weeks if Mr. Thomas terminates his employment with us within the first three months of his employment, and otherwise to be secured by the shares of common stock underlying the above option. We will provide Mr. Thomas with the same health, holiday, vacation, 401(k) and other benefits that are available to all of our employees. Mr. Thomas' employment is considered an "at-will" agreement. We or Mr. Thomas may terminate the employment relationship at any time for any reason.

     In January, 2000, we executed an offer letter to Greg Martin, our Senior Vice President, Consulting and Customer Advocacy. This offer letter established Mr. Martin's annual base salary at $200,000 and provides for bonuses of up to $40,000 a year. Under this offer letter, Mr. Martin was granted an option to purchase 125,000 shares of common stock at an exercise price of $54.00 per share, which price is $40 less than the closing price of our common stock on Mr. Martin's starting date. This option will vest and become exercisable as to 7,812 share in April, 2000, and as to 2,604 shares each month thereafter. The offer letter also provides for a loan of $200,000 to be repayable in full within two weeks if Mr. Martin terminates his employment with us within the first three months of employment, and otherwise to be secured by the shares of common stock underlying the above option. We will provide Mr. Martin with the same health, holiday, vacation and other benefits that are available to all of our employees. Mr. Martin's employment is considered an "at will" agreement. We or Mr. Martin may terminate the employment relationship at any time.

     In December 1999, we entered into an employment agreement with Chris Maeda, to become our Executive Vice President of Engineering upon the completion of our acquisition of Rubric. This agreement established Mr. Maeda's annual base salary at not less than $150,000 and provides for bonuses of up to $30,000 per year. In addition, under the agreement, Mr. Maeda was granted an option to purchase 105,000 shares of Broadbase common stock at an exercise price of $88.25 per share immediately after the acquisition. This stock option will vest as to 12.5% of the shares in August 2000, and as to 2.1% of the shares each month thereafter. In addition, if Mr. Maeda's employment with us is terminated for other than cause, as defined in the agreement, he will receive three months' base salary in a lump sum payment. The agreement also imposes non-competition restrictions on Mr. Maeda for a period of at least twelve months following the merger. We will provide Mr. Maeda with the same health, holiday, vacation and other benefits that are available to all of our employees. Mr. Maeda's employment is considered an "at-will" agreement. We or Mr. Maeda may terminate the employment relationship at any time for any reason.

     In July 1999, we executed an offer letter to Eric Willgohs, our General Counsel, Vice President Legal and Secretary. This offer letter established Mr. Willgohs' annual base salary at $120,000 and provides for bonuses of up to $30,000 a year. Under this offer letter, Mr. Willgohs was granted an option to purchase 60,000 shares of common stock at an exercise price of $4.56 per share. This option was immediately exercisable in full, and Mr. Willgohs exercised this option in part. We have a right to repurchase the shares issued upon exercise of this option upon termination of Mr. Willgohs' employment. The repurchase right lapses and the remaining option vests as to 7,500 shares in January, 2000, and will lapse or vest, as applicable, as to 1,250 shares each month thereafter. In the event of a change of control of Broadbase and Mr. Willgohs' involuntary termination, the repurchase right will lapse and the option will vest as to 50% of the unvested shares. On January 20, 2000, we granted Mr. Willgohs an option to purchase an additional 10,000 shares of common stock at an exercise price of $83.375 per share. This option vests as to 208 shares each month over four years. We will provide Mr. Willgohs with the same health, holiday, vacation and other benefits that are available to all of our employees. Mr. Willgohs' employment is considered an "at will" agreement. We or Mr. Willgohs may terminate the employment relationship at any time.

     In April 1999, we executed an offer letter to Thomas Doyle, our Executive Vice President of Sales. This offer letter established Mr. Doyle's annual base salary at $225,000 and a commission of $100,000, which can increase or decrease if sales are above or below an established sales target. In addition, the offer letter provides for a sign-on bonus of $250,000 to be paid on his first day of employment and an additional bonus of $250,000 payable on July 1, 1999. Each bonus is subject to repayment if he voluntarily terminates his employment less than 18 months after the payment of that bonus. Under this offer letter, Mr. Doyle was granted an option to purchase 240,000 shares of common stock at an exercise price of $0.73 per share. This option is immediately exercisable in full. This option vested as to 30,000 shares in October 1999, and vests as to 5,000 shares each month thereafter. In the event of a change of control of Broadbase and Mr. Doyle's involuntary termination, this repurchase right will lapse as to 50% of the shares still subject to the repurchase right. In January 2000, we granted Mr. Doyle an option to purchase an additional 150,000 shares of common stock at an exercise price of $83.375 per share. This option vests as to 3,125 shares each month over four years. We will provide Mr. Doyle with the same health, holiday, vacation and other benefits that are available to all of our employees. Mr. Doyle's employment is considered an "at-will" agreement. We or Mr. Doyle may terminate the employment relationship at any time for any reason.

     In November 1998, we executed an offer letter to Brian Kelly, Executive Vice President of Products. This offer letter established Mr. Kelly's annual base salary at $150,000 and provides for bonuses of up to $30,000 a year. Under this offer letter, Mr. Kelly was granted an option to purchase 135,000 shares of common stock at an exercise price of $0.73 per share. This option was immediately exercisable, and Mr. Kelly exercised this option, in full. We have a right to repurchase the shares upon termination of Mr. Kelly's employment at the original purchase price of $0.73 per share. This repurchase right lapsed as to 16,875 shares in May 1999, and lapses as to 2,812 shares each month thereafter. In addition, the agreement provided for the grant of an option to purchase an additional 20,000 shares to Mr. Kelly under certain circumstances. On May 27, 1999, Mr. Kelly was granted this option to purchase 20,000 shares of common stock and an additional option to purchase 95,000 shares of common stock, each at an exercise price of $0.73 per share. The option to purchase 95,000 shares is immediately exercisable in full. These options vested as to 26,250 shares on June 1, 1999 and vest as to 4,374 shares each month thereafter. In the event of a change of control and Mr. Kelly's involuntary termination, the option to purchase 20,000 shares will vest as to 50% of the unvested shares. In January 2000, we granted Mr. Kelly an option to purchase an additional 50,000 shares of common stock at an exercise price of $83.375 per share. This option vests as to 1,041 shares each month over four years. We will provide Mr. Kelly with the same health, holiday, vacation and other benefits that are available to all of our employees. Mr. Kelly's employment is considered an "at-will" agreement. We or Mr. Kelly may terminate the employment relationship at any time for any reason.

     In January 1998, we executed an offer letter to Chuck Bay, our President and Chief Executive Officer. This offer letter established Mr. Bay's annual base salary at $150,000 and provides for bonuses of up to $40,000 a year. Under this offer letter, Mr. Bay was granted an option to purchase 173,000 shares of common stock at an exercise price of $0.25 per share. This option was immediately exercisable, and Mr. Bay exercised this option, in full. We have a right to repurchase the shares upon termination of Mr. Bay's employment at the original purchase price of $0.25 per share. This repurchase right lapsed as to 21,625 shares in July 1998, and lapses as to 3,604 shares each month thereafter. In the event of a change of control, this repurchase right will lapse as to 50% of the shares still subject to the repurchase right. In December 1998, we granted Mr. Bay an option to purchase 86,000 shares of common stock at an exercise price of $0.73 per share. This option was immediately exercisable, and Mr. Bay exercised this option, in full. We have a right to repurchase the shares upon termination of Mr. Bay's employment at the original purchase price of $0.73 per share. This repurchase right lapses as to 1,791 shares each month over four years. In the event of a change of control, this repurchase right will lapse as to 50% of the shares still subject to the repurchase right. In October, 1999, we granted Mr. Bay an option to purchase 200,000 shares of common stock at an exercise price of $26.9375 per share. This option vests as to 4,166 shares each month over four years. In the event of a change of control, this option will vest as to 50% of the unvested shares. In January 2000, we granted Mr. Bay an option to purchase 450,000 shares of common stock at an exercise price of $83.375 per share. This option vests as to 9,375 shares each month over four years. In the event of a change of control, after which Mr. Bay is not offered one of several specified executive positions, this option will vest as to 50% of the unvested shares. We will provide Mr. Bay with the same health, holiday, vacation, 401(k) and other benefits that are available to all of our employees. Mr. Bay's employment is considered an "at-will" agreement. We or Mr. Bay may terminate the employment relationship at any time for any reason.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our certificate of incorporation, as amended, limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Delaware law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     As permitted by Delaware law, our bylaws provide that:

     - we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, provided that each indemnified officer and director acted in good faith and in a manner that the officer or director reasonably believed to be in or not opposed to Broadbase's best interests;

     - we may indemnify our other employees and agents; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our directors and executive officers. We also have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

     The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

     We, the selling stockholders and the underwriters have entered into an underwriting agreement pursuant to which we and the selling stockholders have agreed to indemnify the underwriters, and the underwriters have agreed to indemnify us, our directors and executive officers, and the selling stockholders, against certain liabilities, including liabilities arising under the Securities Act. Likewise, pursuant to our Fourth Amended and Restated Investors' Rights Agreement, selling stockholders exercising rights pursuant to that agreement have agreed to indemnify us, our directors and our officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.

     Presently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

     Other than the transactions described in "Management" and the transactions described below, since January 1, 1997, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000; and

     - in which any director, executive officer, holder of more than 5% of our common stock or any member of his or her immediate family had or will have a direct or indirect material interest.

TRANSACTIONS WITH PROMOTER

     On November 30, 1995, in connection with the formation and initial financing of Broadbase, Mark Kremer purchased 1,282,500 shares of our common stock for an aggregate purchase price of $2,565. Mr. Kremer is Chairman of the Board of Directors, served as our President until October 1999 and as our Chief Executive Officer until January 2000, and may be considered to be a promoter of Broadbase.

PREFERRED STOCK FINANCINGS IN WHICH 5% STOCKHOLDERS PARTICIPATED

     In December 1996 and March 1997, we sold a total of 1,923,223 shares of Series B preferred stock at a purchase price of $2.683 per share. In February and April 1998, we sold a total of 2,166,055 shares of Series C preferred stock at a purchase price of $5.54 per share. In June 1999, we sold a total of 2,188,812 shares of Series E preferred stock at a purchase price of $9.1325 per share. In connection with the Series E preferred stock financing in June 1999, we entered into an agreement with the investors in that financing that gave certain of the investors rights to purchase, at the initial public offering price, up to 238,306 shares of our common stock, subject to compliance with applicable laws. In connection with this agreement, some of these investors purchased 45,063 shares of common stock at the initial public offering price in a separate private placement.

     Purchasers of our preferred stock include, among others, the following holders of more than 5% of our outstanding stock:

                                                       SERIES B          SERIES C          SERIES E
                                                    PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
                   STOCKHOLDER                         PURCHASED         PURCHASED         PURCHASED
                   -----------                      ---------------   ---------------   ---------------
Entities affiliated with Benchmark Capital........       559,070          526,173           109,500
Entities affiliated with Mohr, Davidow Ventures...     1,304,510          286,101                --
Entities affiliated with Accel Partners...........            --          902,527            27,375
Entities affiliated with Charter Growth Capital...            --               --           218,999

     Our director Kevin Harvey is a Managing Member of the general partner of Benchmark Capital Partners, and our director Nancy Schoendorf is a managing partner of Mohr, Davidow Ventures.

DEBENTURE FINANCINGS IN WHICH 5% STOCKHOLDERS PARTICIPATED

     In December 1998 and April 1999, we sold debentures in the aggregate principal amount of $8,000,000 to Charter Growth Capital and certain of its affiliated funds. These debentures were converted into 1,103,448 shares of our common stock upon the closing of our initial public offering in September 1999. None of our executive officers, directors or other holders of more than 5% of our outstanding common stock purchased any of the debentures.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     Mark Kremer. In April 1998, we lent $400,000 to Mark Kremer, currently the Chairman of the Board of Directors of Broadbase, secured by a pledge of all shares of Mr. Kremer's Broadbase common stock. The loan accrues interest at an annual rate of 5.51%. In November 1999, we agreed to release all but 200,000 of the originally pledged shares securing this loan. Pursuant to this amendment, the loan will become due ten days after the closing date of this offering. As of December 31, 1999, the total amount outstanding, including accrued interest, was $436,854.

     Chuck Bay. In February 1998 and March 1999, Chuck Bay, currently our Chief Executive Officer, President and a member of our board of directors, executed promissory notes in the principal amounts of $43,250 and $62,780 in connection with the exercise of stock options. These notes are secured by a pledge of Mr. Bay's Broadbase common stock, bear interest at annual rates of 8.5% and 7.5%, respectively, and are payable on or before March 19, 2000. As of December 31, 1999, the total amount outstanding, including accrued interest, was $116,536.

     Brian Kelly. In March 1999, Brian Kelly, our Executive Vice President of Products, executed a promissory note in the principal amount of $98,550 in connection with the exercise of a stock option. This note is secured by a pledge of Mr. Kelly's Broadbase common stock, bears interest at an annual rate of 7.5% and is payable on or before March 19, 2000. As of December 31, 1999, the total amount outstanding, including accrued interest, was $104,336.

     Eric Willgohs. In July 1999, Eric Willgohs, our General Counsel, Vice President Legal and Secretary, executed a promissory note in the principal amount of $68,400 in connection with the exercise of a stock option. This note is secured by a pledge of Mr. Willgohs' Broadbase common stock, bears interest at an annual rate of 7.5% and is payable on or before March 27, 2000. As of December 31, 1999, the total amount outstanding, including accrued interest, was $70,566.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table presents information as to the beneficial ownership of our common stock as of December 31, 1999 (as well as shares issued in connection with our acquisition of Rubric), and as adjusted to reflect the sale of the common stock in this offering, by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - each executive officer listed in the Summary Compensation Table;

     - all executive officers and directors as a group; and

     - each selling stockholder.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated above, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 18,050,087 shares outstanding as of December 31, 1999, adjusted to include the 2,992,064 shares that we issued in connection with our acquisition of Rubric. Shares of common stock subject to options exercisable on or before February 29, 2000 (within 60 days of December 31, 1999), are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated above, the address for each director and executive officer listed below is Broadbase Software, Inc., 172 Constitution Drive, Menlo Park, CA 94025.

                                                     SHARES OF COMMON STOCK                      SHARES OF COMMON STOCK
                                                   BENEFICIALLY OWNED BEFORE                    BENEFICIALLY OWNED AFTER
                                                         THIS OFFERING          SHARES TO BE         THIS OFFERING
                                                   --------------------------      SOLD IN      ------------------------
            NAME OF BENEFICIAL OWNER                 NUMBER       PERCENTAGE    THIS OFFERING     NUMBER     PERCENTAGE
            ------------------------               -----------   ------------   -------------   ----------   -----------
5% STOCKHOLDERS, DIRECTORS AND
  EXECUTIVE OFFICERS
Kevin Harvey(1)..................................   3,454,742        16.4%              0       3,454,742        15.3%
c/o Benchmark Capital
  2480 Sand Hill Road, Suite 200
  Menlo Park, CA 94025
Nancy Schoendorf(2)..............................   1,600,611         7.6               0       1,600,611         7.1
c/o Mohr, Davidow Ventures
  2775 Sand Hill Road, Suite 240
  Menlo Park, CA 94025
Entities affiliated with Charter Growth
  Capital(3).....................................   1,350,051         6.4               0       1,350,051         6.0
  525 University Avenue, Suite 1500
  Palo Alto, CA 94301
Entities affiliated with Accel Partners(4).......     929,902         4.4               0         929,902         4.1
  428 University Avenue
  Palo Alto, CA 94301
Mark Kremer(5)...................................   1,239,166         5.9          71,125       1,168,041         5.2
Chuck Bay(6).....................................     285,041         1.4               0         285,041         1.3
Brian Kelly(7)...................................     236,041         1.1               0         236,041         1.0
Paul Levy(8).....................................     106,750           *               0         106,750           *
Thomas Doyle(9)..................................      43,125           *               0          43,125           *
All eleven directors and executive officers as a
  group(10)......................................   7,208,614        33.8%         71,125       7,137,489        31.3%

                                                        SHARES OF COMMON                       SHARES OF COMMON
                                                       STOCK BENEFICIALLY                     STOCK BENEFICIALLY
                                                       OWNED BEFORE THIS                       OWNED AFTER THIS
                                                            OFFERING         SHARES TO BE          OFFERING
                                                      --------------------      SOLD IN      --------------------
              NAME OF BENEFICIAL OWNER                NUMBER    PERCENTAGE   THIS OFFERING   NUMBER    PERCENTAGE
              ------------------------                -------   ----------   -------------   -------   ----------
OTHER SELLING STOCKHOLDERS(11)
Craig Adamski.......................................    4,151         *             831        3,320         *
Sher Barber.........................................   16,277         *          14,114        2,163         *
Cambridge Technology Capital Fund I L.P.............  151,754         *         131,581       20,173         *
Kyle Faulkner.......................................    3,593         *           1,731        1,862         *
Christopher Greendale...............................   21,940         *          20,266        1,674         *
Karen Hoffert.......................................    1,031         *             497          534         *
John D. Irwin.......................................   21,756         *           9,852       11,904         *
David K. Izuka......................................   32,141         *          15,483       16,658         *
Sean Kendall........................................    2,062         *             993        1,069         *
Christopher King....................................    4,673         *             963        3,710         *
Matthew MacKenzie...................................      412         *             357           55         *
Ikuo Maeda..........................................   17,534         *           5,068       12,466         *
Emeric Joseph McDonald and Amerindo Technology
  Growth Fund II(12)................................   90,476         *          78,449       12,843         *
Menlo Ventures(13)..................................  505,846       2.4         431,637       71,348         *
RRE Ventures(14)....................................  135,714         *         117,674       18,040         *
Paul Salsgiver......................................   74,263         *          24,085       50,178         *
Saperstein Family Trust.............................   32,141         *          15,483       16,658         *
Stewart Schuster and Brentwood Venture
  Capital(15).......................................  582,099       2.8         280,400      301,699       1.3
Susan Shay..........................................    1,031         *             894          137         *
Edward and Cathy Steger.............................    4,125         *             994        3,131         *
TL Ventures(16).....................................  316,667         *         274,572       42,095         *
WSGR Profit Sharing Plan fbo Steven E. Bochner......    3,403         *           2,951          452         *

-------------------------
  *   Represents beneficial ownership of less than 1%.

 (1) Represents 3,063,891 shares of common stock held of record by Benchmark Capital Partners, L.P. and 380,851 shares held by Benchmark Founders' Fund, L.P. Mr. Harvey, a director of Broadbase, is a Managing Member of Benchmark Capital Management Co., LLC, the general partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Mr. Harvey disclaims beneficial ownership of shares held by Benchmark except to the extent of his pecuniary interest arising from his interest in Benchmark Capital. Also includes an option which will be exercisable as to 10,000 shares within 60 days of December 31, 1999.

 (2) Represents 1,524,126 shares of common stock held of record by Mohr, Davidow Ventures IV, L.P., and 66,485 shares held by MDV IV Entrepreneurs' Network Fund, L.P. Ms. Schoendorf, a director of Broadbase, is a general partner of Mohr, Davidow Ventures. Ms. Schoendorf disclaims beneficial ownership of shares held by Mohr, Davidow Ventures except to the extent of her pecuniary interest arising from her interest in Mohr, Davidow Ventures. Also includes an option which will be exercisable as to 10,000 shares within 60 days of December 31, 1999.

 (3) Includes 810,345 shares of common stock held of record by Charter Growth Capital Co-Investment Fund, 275,862 shares held by Charter Growth Capital, L.P. and 17,241 shares held by CGC Investors, L.L.C.

 (4) Includes 729,974 shares of common stock held of record by Accel V L.P., 96,710 shares held by Accel Internet/Strategic Technology Fund L.P., 44,635 shares held by Accel Investors '97 L.P., 38,125 shares held by Accel Keiretsu V L.P., and 20,458 shares held by Ellmore C. Patterson Partners.

 (5) Includes 70,000 shares held by the Mark Kremer 1999 Annuity Trust, of which Mr. Kremer is trustee, 70,000 shares held by the Anat Kremer 1999 Annuity Trust, of which Mr. Kremer and his wife are trustees, and an option which will be exercisable as to 16,666 shares within 60 days of December 31, 1999. Does not include 60,000 shares held by a trust for the benefit of Mr. Kremer's children, of which neither he nor his wife are trustees. Mr. Kremer is the Chairman of the Board of Directors of Broadbase.

 (6) Includes 90,104 shares subject to a repurchase right that lapses at a rate of 3,604 shares per month until January 2002, 64,500 shares subject to a repurchase right that lapses as to 1,791 shares per month until December 2002 and options which will be exercisable as to 26,041 shares within 60 days of December 31, 1999. Mr. Bay is our Chief Executive Officer, President and a director.

 (7) Includes 101,250 shares that are subject to a repurchase right that lapses as to 3,825 shares per month until November 2002, and options which will be exercisable as to 101,041 shares within 60 days of December 31, 1999. Mr. Kelly is our Executive Vice President of Products.

 (8) Includes 74,820 shares subject to a repurchase right that lapsed as to 12,093 shares in November 1999 and lapses as to 2,015 shares per month until April 2003, and an option which will be exercisable as to 10,000 shares within 60 days of December 31, 1999. Mr. Levy is a director of Broadbase.

 (9) Represents options which will be exercisable within 60 days of December 31, 1999. Mr. Doyle is our Executive Vice President of Sales.

(10) Includes options which will be exercisable as to an aggregate of 262,706 shares within 60 days of December 31, 1999, an aggregate of 330,674 shares subject to repurchase rights, and 18,230 shares being held in escrow in connection with our acquisition of Rubric.

(11) Each of the selling stockholders other than Mark Kremer is a stockholder of Rubric who received shares of our common stock in connection with our acquisition of Rubric or pursuant to the exercise of options received in connection with the acquisition. In connection with the acquisition, approximately 10% of the shares issued to each former Rubric stockholder, including the selling stockholders other than Mark Kremer listed above, are being held in escrow for a period of one year after the acquisition.

(12) Represents 72,381 shares held by Amerindo Technology Growth Fund II, of which 62,759 shares are being sold in this offering, and 18,095 shares held by Mr. McDonald, of which 15,690 shares are being sold in this offering. Mr. McDonald is affiliated with Amerindo Technology Growth Fund II.

(13) Represents 21,525 shares held by Menlo Entrepreneurs Fund VII L.P., of which 18,367 shares are being sold in this offering, and 484,321 shares held by Menlo Venture VII L.P., of which 413,270 shares are being sold in this offering.

(14) Represents 48,187 shares held by RRE Investors Fund L.P., of which 41,782 shares are being sold in this offering, and 87,527 shares held by RRE Investors L.P., of which 75,892 shares are being sold in this offering.

(15) Represents 22,763 shares held by Brentwood Affiliates Fund L.P., of which 10,965 shares are being sold in this offering, 546,315 shares held by Brentwood Associates VII L.P., of which 263,162 shares are being sold in this offering, and 13,021 shares held by Mr. Schuster, of which 6,273 shares are being sold in this offering. Mr. Schuster is a venture partner of Brentwood Venture Capital.

(16) Represents 8,325 shares held by TL Ventures III Interfund L.P., of which 7,219 shares are being sold in this offering, 254,971 shares held by TL Ventures III L.P., of which 221,077 shares are being sold in this offering, and 53,371 shares held by TL Ventures III Offshore L.P., of which 46,276 shares are being sold in this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 90,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 1999 there were outstanding 18,050,087 shares of common stock held of record by approximately 179 stockholders and options to purchase 3,195,489 shares of common stock.

COMMON STOCK

     Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

     Voting rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     No preemptive or similar rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of Broadbase, the holders of common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Pursuant to our certificate of incorporation, our board of directors is authorized, subject to the limits imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of any series then outstanding, without any further vote or action by the stockholders.

     Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Broadbase and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

     After this offering, the holders of 11,220,630 shares of common stock will have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

     Demand registration rights. Beginning March 20, 2000, the holders of at least 30% of the shares having registration rights have the right to demand that we file a registration statement so that they can publicly sell their shares, so long as the value of the securities to be sold in that registration exceeds $7,500,000. In addition, if we are eligible to file a registration statement on Form S-3, the holders of at least 20% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration exceeds $500,000.

     Piggyback registration rights. If we register any securities for public sale, these stockholders will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in that registration statement.

     Expenses of registration. We generally will pay all of the expenses relating to any demand or piggyback registration.

     Expiration of registration rights. The registration rights described above will expire on September 27, 2004, or earlier with respect to a particular stockholder if (1) that holder owns less than 1% of our outstanding securities,
(2) that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act and (3) we are subject to the reporting requirements of the Securities Exchange Act of 1934.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Delaware law, our certificate of incorporation and bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

  DELAWARE LAW

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations from engaging, under limited circumstances, in a "business combination", which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder", or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of such stockholder, for three years following the date that stockholder becomes an interested stockholder unless:

     - the transaction is approved by the board prior to the date the interested stockholder attained that status;

     - upon the closing of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     This provision could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

  CHARTER AND BYLAW PROVISIONS

     Our certificate of incorporation and bylaws provide for the division of our board of directors into three classes as nearly equal in size as reasonably possible with staggered three-year terms. Our stockholders are unable to fill any vacancy on our board of directors. Any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may only be taken if it is properly brought before that meeting and may not be taken by written consent. Our stockholders are limited in their ability to remove any director or the entire board of directors without cause. Our bylaws provide that special meetings of the stockholders may be called at any time by the board of directors, and must be called upon the request of the chairman of the board of directors, the chief executive officer, the president, stockholders that are entitled to cast not less than a majority of the total number of votes entitled to be cast by all stockholders at that special meeting, or by a majority of the members of the board of directors. These provisions of our certificate of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and to discourage transactions that may involve an actual or threatened change of control of Broadbase. These provisions are designed to reduce the vulnerability of Broadbase to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Broadbase. These provisions are also intended to discourage tactics that may be used in proxy fights but could have the effect of discouraging others from making tender offers for our shares and, consequently, might also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These changes may also have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. The address of our transfer agent and registrar is 1745 Gardena Avenue, Glendale, California 91204-2991, and its telephone number at this location is (818) 502-1404.

LISTING

     Our common stock is quoted on the Nasdaq National Market under the trading symbol "BBSW".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to our initial public offering in September 1999, our common stock was not traded on a public market. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise equity capital in the future. In addition, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding 22,542,151 shares of common stock, based on shares outstanding at December 31, 1999, including the shares of common stock that we issued in connection with our acquisition of Rubric and assuming no exercises of outstanding options. In addition, 36,505 of the shares being sold by the selling stockholders in this offering were issued pursuant to recent option exercises. Of these amounts, the 3,000,000 shares being sold by us and the selling stockholders in this offering will be, and the 4,600,000 shares that were sold in our initial public offering are, freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are purchased by any of our affiliates. An affiliate of Broadbase is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Broadbase. The remaining 14,978,656 shares of common stock held by existing stockholders are subject to various resale restrictions. Securities restricted under the Securities Act may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 under the Securities Act.

     As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

     - 2,593,586 shares will be eligible for sale beginning March 20, 2000 (the expiration date of the lock-up agreements related to our initial public offering);

     - 175,862 shares will become eligible for sale on various dates after March 20, 2000 and before the date 90 days after the date of this prospectus;

     - 3,670,757 shares will become eligible for sale upon expiration of lock-up agreements related to this offering, which are described below, beginning 45 days after the date of this prospectus;

     - 5,682,083 shares will become eligible for sale upon expiration of the lock-up agreements related to this offering, which are described below, beginning 91 days after the date of this prospectus;

     - 2,557,191 shares will become eligible for sale on subsequent dates after 90 days after the date of this prospectus, subject in most cases to volume limitations; and

     - 299,177 shares will become eligible for sale upon release from escrow beginning February 1, 2001 (or later, if claims are made and contested).

CONTRACTUAL RESTRICTIONS

     Lock-up Agreements. As part of this offering, all of our executive officers and directors and the selling stockholders have agreed not to transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock for a period of 90 days beginning on the date of this prospectus, subject to limited exceptions in the lock-up agreements. In addition, certain of our significant stockholders have executed agreements with the underwriters that they will not, without the prior written consent of Goldman, Sachs & Co., transfer or dispose of, directly or indirectly, any of our common stock for a period of 45 days after the date of this prospectus with respect to all of the shares held by these significant stockholders and 90 days after the date of this prospectus with respect to 50% of the shares held by these stockholders. In connection with our initial public offering, all of our executive officers, directors and substantially all of our securityholders agreed not to transfer or dispose of, directly or indirectly, any of our common stock obtained by these persons prior to our initial public offering, or securities convertible into or exchangeable for shares of common stock, until March 20, 2000. Goldman, Sachs & Co. may release the shares subject to the lock-up agreements related to this offering, and Deutsche Bank Securities Inc., in some instances together with us, may release the shares subject to the initial public offering lock-up agreements in whole or in part at any time with or without notice.

     Escrow Agreement. Of the shares that we issued in connection with our acquisition of Rubric, 299,177 of the shares, or approximately 10%, are being held in escrow for a period of one year following the acquisition for the purpose of providing a fund against which we may seek indemnification from former Rubric stockholders for any breaches of representations, warranties or covenants under our merger agreement with Rubric.

SECURITIES LAW RESTRICTIONS

     Rule 144. In general, under Rule 144, stockholders of Broadbase that have beneficially owned their shares for at least one year, but less than two years, and affiliates of Broadbase that have beneficially owned their shares for any period of more than one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, equal to approximately 225,421 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of sale with the SEC.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell those shares without complying with the volume limitation or the manner of sale, public information or notice provisions of Rule 144.

     Rule 701. In general, under Rule 701 of the Securities Act, any of our employees, officers, directors, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of such agreements or obtaining the prior written consent of Deutsche Bank Securities Inc. or Goldman, Sachs & Co., as applicable.

REGISTRATION RIGHTS

     Beginning March 20, 2000, the holders of 11,220,630 shares of our common stock, or their transferees, will be entitled to rights to register their shares under the Securities Act. See "Description of Capital Stock -- Registration Rights". After registration, these shares could be sold without restriction under the Securities Act.

STOCK OPTIONS

     On September 27, 1999, we filed a registration statement on Form S-8 under the Securities Act covering approximately 6.5 million shares, constituting all shares of common stock subject to outstanding options or reserved for issuance under our 1996 Equity Incentive Plan, our 1999 Equity Incentive Plan and our 1999 Employee Stock Option Plan as of that date. The registration statement was effective upon filing. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the initial public offering lock-up agreements expire. We intend to file another registration statement on Form S-8 to register shares of common stock to be reserved for issuance upon the exercise of options and warrants to purchase shares of Rubric capital stock that will convert into options and warrants that we issued in connection with our acquisition of Rubric.

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Investment partnerships comprised of certain partners of Fenwick & West LLP own 32,379 shares of our common stock. Morrison & Foerster LLP, Irvine, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The financial statements of Rubric, Inc. as of December 31, 1998 and 1999 and for the period from inception, September 24, 1997, through December 31, 1997 and each of the two years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating to Rubric's ability to continue as a going concern as described in Note 1 to the financial statements, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedule, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission.

     We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

                            BROADBASE SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........   F-2
Consolidated Balance Sheets
  As of December 31, 1998 and 1999..........................   F-3
Consolidated Statements of Operations
  Years Ended December 31, 1997, 1998 and 1999..............   F-4
Consolidated Statements of Cash Flows
  Years Ended December 31, 1997, 1998 and 1999..............   F-5
Consolidated Statements of Stockholders' Equity (Net Capital
  Deficiency)
  Years Ended December 31, 1997, 1998 and 1999..............   F-6
Notes to Consolidated Financial Statements..................   F-7
Unaudited Pro Forma Combined Condensed Financial
  Statements................................................  F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Broadbase Software, Inc.

     We have audited the accompanying consolidated balance sheets of Broadbase Software, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, cash flows, and stockholders' equity (net capital deficiency) for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Broadbase Software, Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/  Ernst & Young LLP

San Jose, California
January 11, 2000

                            BROADBASE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $ 13,990    $ 76,642
  Accounts receivable, net of allowances of $50,000 at
    December 31, 1998 and 1999..............................     1,072       2,712
  Prepaid expenses and other current assets.................       326       1,239
                                                              --------    --------
         Total current assets...............................    15,388      80,593
Property and equipment, net.................................     1,610       2,868
Restricted cash.............................................        --         633
Other assets................................................       175         676
                                                              --------    --------
         Total assets.......................................  $ 17,173    $ 84,770
                                                              ========    ========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    395    $    559
  Accrued compensation......................................       922       2,919
  Accrued expenses..........................................     1,142       2,341
  Current portion of capital lease obligations..............        30          --
  Current portion of bank line of credit and notes
    payable.................................................       768         749
  Deferred revenue..........................................     3,330       4,663
                                                              --------    --------
         Total current liabilities..........................     6,587      11,231
Bank line of credit and notes payable.......................     1,110         333
Convertible debentures......................................     8,250          --
                                                              --------    --------
         Total liabilities..................................    15,947      11,564
Commitments and contingencies
Stockholders' equity:
  Preferred stock: par value $0.001 per share; 5,000,000
    shares authorized and none designated...................        --          --
  Convertible preferred stock: par value $0.001 per share;
    15,154,046 shares authorized and issuable in series in
    1998:
    Series A: 2,398,000 shares designated, 2,384,999 shares
     issued and outstanding at December 31, 1998 and none at
     December 31, 1999......................................         2          --
    Series B: 2,000,000 shares designated, 1,923,223 shares
     issued and outstanding at December 31, 1998 and none at
     December 31, 1999......................................         2          --
    Series C: 2,166,065 shares designated, 2,166,055 shares
     issued and outstanding at December 31, 1998 and none at
     December 31, 1999......................................         2          --
  Common stock: par value $0.001 per share; 90,000,000
    shares authorized; 2,707,300 and 18,050,087 shares
    issued and outstanding at December 31, 1998 and 1999,
    respectively............................................         2          17
  Additional paid-in capital................................    22,171     124,297
  Deferred stock compensation...............................    (2,338)     (8,710)
  Notes receivable from stockholders........................      (476)       (693)
  Accumulated other comprehensive loss......................       (37)        (33)
  Accumulated deficit.......................................   (18,102)    (41,672)
                                                              --------    --------
         Total stockholders' equity.........................     1,226      73,206
                                                              --------    --------
         Total liabilities and stockholders' equity.........  $ 17,173    $ 84,770
                                                              ========    ========

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      YEARS ENDED
                                                                     DECEMBER 31,
                                                          -----------------------------------
                                                           1997        1998          1999
                                                          -------    --------    ------------
Net revenue:
  License...............................................  $    --    $  2,996      $  7,689
  Maintenance and professional services.................       --         443         2,753
                                                          -------    --------      --------
          Total net revenue.............................       --       3,439        10,442
Cost of revenue:
  License...............................................       --         713         1,437
  Maintenance and professional services.................       --         254         2,610
                                                          -------    --------      --------
          Total cost of revenue.........................       --         967         4,047
                                                          -------    --------      --------
Gross margin............................................       --       2,472         6,395
Operating expenses:
  Sales and marketing...................................    2,851       7,888        15,092
  Research and development..............................    1,980       3,738         6,024
  General and administrative............................      744       1,165         2,011
  Amortization of deferred stock compensation...........       --       1,133         6,403
  Merger expenses.......................................       --          --         1,000
                                                          -------    --------      --------
          Total operating expenses......................    5,575      13,924        30,530
                                                          -------    --------      --------
Loss from operations....................................   (5,575)    (11,452)      (24,135)
Interest income.........................................      154         335         1,454
Interest expense........................................      (66)       (226)         (889)
                                                          -------    --------      --------
Net loss................................................  $(5,487)   $(11,343)     $(23,570)
                                                          =======    ========      ========
Basic and diluted net loss per share....................  $ (6.19)   $  (8.85)     $  (3.74)
                                                          =======    ========      ========
Weighted-average shares used in computing basic and
  diluted net loss per share............................      887       1,281         6,296
                                                          =======    ========      ========

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1997        1998        1999
                                                              -------    --------    --------
Operating activities:
  Net loss..................................................  $(5,487)   $(11,343)   $(23,570)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization.........................      149         507         961
      Write-off of note receivable from stockholder.........       --          --           7
      Amortization of deferred stock compensation...........       --       1,133       6,403
      Value of common stock issued to non-employees.........       --          --         404
  Changes in balance sheet items:
      Accounts receivable...................................       --      (1,072)     (1,640)
      Prepaid expenses and other current assets.............     (212)       (243)       (913)
      Accounts payable......................................      456         (91)        164
      Accrued expenses......................................      327       1,649       3,196
      Deferred revenue......................................       --       3,330       1,333
                                                              -------    --------    --------
        Net cash used in operating activities...............   (4,767)     (6,130)    (13,655)
                                                              -------    --------    --------

Investing activities:
  Changes in other assets...................................       --          --         108
  Change in restricted cash.................................       --          --        (633)
  Purchases of property and equipment.......................     (661)     (1,415)     (2,178)
                                                              -------    --------    --------
        Net cash used in investing activities...............     (661)     (1,415)     (2,703)
                                                              -------    --------    --------

Financing activities:
  Net proceeds from issuance of convertible preferred
    stock...................................................      133      11,906      19,979
  Proceeds from issuance of common stock upon exercise of
    options.................................................       10          41         131
  Net proceeds from issuance of common stock in initial
    public offering.........................................       --          --      57,835
  Net proceeds from issuance of common stock in private
    placement...............................................       --          --         619
  Proceeds from notes payable...............................    1,000          --          --
  Payments to repurchase unvested common stock..............       --          --         (11)
  Payments on stockholders' notes receivable................        3           1           4
  Issuance of notes receivable to stockholder...............       --        (400)         --
  Payments on notes payable.................................      (77)       (347)       (463)
  Principal payments on capital lease obligations...........       --         (32)        (30)
  Principal payments on equipment line of credit............       --          --        (333)
  Borrowings on equipment line of credit....................       --       1,000          --
  Proceeds from issuance of convertible debt................       --       8,250       1,275
                                                              -------    --------    --------
        Net cash provided by financing activities...........    1,069      20,419      79,006
  Effect of foreign exchange rate changes on cash and cash
    equivalents.............................................       --         (37)          4
                                                              -------    --------    --------
  Net increase (decrease) in cash and cash equivalents......   (4,359)     12,837      62,652
Cash and cash equivalents:
  Beginning of period.......................................    5,512       1,153      13,990
                                                              -------    --------    --------
  End of period.............................................  $ 1,153    $ 13,990    $ 76,642
                                                              =======    ========    ========

Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $    82    $    227    $    839
Supplemental schedule of noncash investing activity:
  Purchase of equipment under capital leases................  $    64    $     --    $     --

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                         CONVERTIBLE                                                           NOTES
                                       PREFERRED STOCK        COMMON STOCK      ADDITIONAL     DEFERRED      RECEIVABLE
                                     -------------------   ------------------    PAID-IN        STOCK           FROM
                                       SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION   STOCKHOLDERS
                                     ----------   ------   ---------   ------   ----------   ------------   ------------
Balance at December 31, 1996.......   4,248,579    $ 4     2,691,725    $ 2      $  6,579      $     --        $ (47)
Issuance of Series B convertible
 preferred stock at $2.68 per share
 in March 1997 for cash, net of $27
 issuance costs....................      59,643     --            --     --           133            --           --
Issuance of common stock upon
 exercise of options...............          --     --         7,350     --            10            --           --
Repurchase of common stock.........          --     --      (206,250)    --           (10)           --           10
Payments of notes receivable from
 stockholders......................          --     --            --     --            --            --            3
Comprehensive income (loss)........          --     --            --     --            --            --           --
 Net loss..........................          --     --            --     --            --            --           --
Comprehensive loss.................          --     --            --     --            --            --           --
                                     ----------    ---     ---------    ---      --------      --------        -----
Balance at December 31, 1997.......   4,308,222      4     2,492,825      2         6,712            --          (34)
Issuance of Series C preferred
 stock, at $5.54 per share in
 February and March 1998 for cash,
 net of $94 issuance costs.........   2,166,055      2            --     --        11,904            --           --
Deferred stock compensation related
 to certain options granted to
 employees.........................          --     --            --     --         3,471        (3,471)          --
Amortization of deferred stock
 compensation......................          --     --            --     --            --         1,133           --
Issuance of common stock upon
 exercise of options...............          --     --       293,889     --            87            --          (46)
Repurchase of common stock.........          --     --       (79,414)    --            (3)           --            3
Payments of notes receivable from
 stockholders......................          --     --            --     --            --            --            1
Note receivable from stockholder...          --     --            --     --            --            --         (400)
Comprehensive income (loss)........          --     --            --     --            --            --           --
 Net loss..........................          --     --            --     --            --            --           --
 Foreign currency translation
   adjustment......................          --     --            --     --            --            --           --
Comprehensive loss.................          --     --            --     --            --            --           --
                                     ----------    ---     ---------    ---      --------      --------        -----
Balance at December 31, 1998.......   6,474,277      6     2,707,300      2        22,171        (2,338)        (476)
Debentures converted into Series D
 preferred stock in connection with
 the Company's IPO.................   1,313,793      1            --     --         9,524            --           --
Issuance of Series E preferred
 stock, at $9.13 per share in June
 1999 for cash, net of $10 of
 issuance costs....................   2,188,812      2            --     --        19,977            --           --
Conversion of Series A, Series B,
 Series C, Series D and Series E
 preferred stock to common stock in
 connection with the Company's
 IPO...............................  (9,976,882)    (9)    9,976,882      9            --            --           --
Issuance of common stock in
 connection with the Company's IPO,
 net of issuance costs.............          --     --     4,600,000      5        57,830            --           --
Issuance of common stock in private
 placement, net of issuance
 costs.............................          --     --        45,063     --           619            --           --
Issuance of common stock in
 connection with license
 agreement.........................          --     --        40,000     --           400            --           --
Deferred stock compensation........          --     --            --     --        12,775       (12,775)          --
Amortization of deferred stock
 compensation......................          --     --            --     --            --         6,403           --
Issuance of common stock upon
 exercise of options...............          --     --       791,370      1         1,013            --         (229)
Issuance of common stock upon
 exercise of warrants..............          --     --        36,764     --            86            --           --
Repurchase of unvested common
 stock.............................          --     --      (147,292)    --           (94)           --           --
Notes receivable from
 stockholder.......................          --     --            --     --            (4)           --           12
Comprehensive income (loss)........          --     --            --     --            --            --           --
 Net loss..........................          --     --            --     --            --            --           --
 Foreign currency translation
   adjustment......................          --     --            --     --            --            --           --
Comprehensive loss.................          --     --            --     --            --            --           --
                                     ----------    ---     ---------    ---      --------      --------        -----
Balance at December 31, 1999.......          --    $--     18,050,087   $17      $124,297      $ (8,710)       $(693)
                                     ----------    ---     ---------    ---      --------      --------        -----

                                                                                       TOTAL
                                                      ACCUMULATED                  STOCKHOLDERS'
                                     COMPREHENSIVE       OTHER                        EQUITY
                                        INCOME       COMPREHENSIVE   ACCUMULATED   (NET CAPITAL
                                        (LOSS)           LOSS          DEFICIT      DEFICIENCY)
                                     -------------   -------------   -----------   -------------
Balance at December 31, 1996.......          --          $ --         $ (1,272)      $  5,266
Issuance of Series B convertible
 preferred stock at $2.68 per share
 in March 1997 for cash, net of $27
 issuance costs....................          --            --               --            133
Issuance of common stock upon
 exercise of options...............          --            --               --             10
Repurchase of common stock.........          --            --               --             --
Payments of notes receivable from
 stockholders......................          --            --               --              3
Comprehensive income (loss)........          --            --               --             --
 Net loss..........................    $ (5,487)           --         $ (5,487)        (5,487)
                                       --------
Comprehensive loss.................    $ (5,487)           --               --             --
                                       ========          ----         --------       --------
Balance at December 31, 1997.......          --            --           (6,759)           (75)
Issuance of Series C preferred
 stock, at $5.54 per share in
 February and March 1998 for cash,
 net of $94 issuance costs.........          --            --               --         11,906
Deferred stock compensation related
 to certain options granted to
 employees.........................          --            --               --             --
Amortization of deferred stock
 compensation......................          --            --               --          1,133
Issuance of common stock upon
 exercise of options...............          --            --               --             41
Repurchase of common stock.........          --            --               --             --
Payments of notes receivable from
 stockholders......................          --            --               --              1
Note receivable from stockholder...          --            --               --           (400)
Comprehensive income (loss)........          --            --               --             --
 Net loss..........................     (11,343)           --          (11,343)       (11,343)
 Foreign currency translation
   adjustment......................         (37)          (37)              --            (37)
                                       --------
Comprehensive loss.................    $(11,380)           --               --             --
                                       ========          ----         --------       --------
Balance at December 31, 1998.......                       (37)         (18,102)         1,226
Debentures converted into Series D
 preferred stock in connection with
 the Company's IPO.................          --            --               --          9,525
Issuance of Series E preferred
 stock, at $9.13 per share in June
 1999 for cash, net of $10 of
 issuance costs....................          --            --               --         19,979
Conversion of Series A, Series B,
 Series C, Series D and Series E
 preferred stock to common stock in
 connection with the Company's
 IPO...............................          --            --               --             --
Issuance of common stock in
 connection with the Company's IPO,
 net of issuance costs.............          --            --               --         57,835
Issuance of common stock in private
 placement, net of issuance
 costs.............................          --            --               --            619
Issuance of common stock in
 connection with license
 agreement.........................          --            --               --            400
Deferred stock compensation........          --            --               --             --
Amortization of deferred stock
 compensation......................          --            --               --          6,403
Issuance of common stock upon
 exercise of options...............          --            --               --            785
Issuance of common stock upon
 exercise of warrants..............          --            --               --             86
Repurchase of unvested common
 stock.............................          --            --               --            (94)
Notes receivable from
 stockholder.......................          --            --               --              8
Comprehensive income (loss)........          --            --               --             --
 Net loss..........................     (23,570)           --          (23,570)       (23,570)
 Foreign currency translation
   adjustment......................           4             4               --              4
                                       --------
Comprehensive loss.................    $(23,566)           --               --             --
                                       ========          ----         --------       --------
Balance at December 31, 1999.......                      $(33)        $(41,672)      $ 73,206
                                                         ----         --------       --------

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

  THE COMPANY

     Broadbase Software, Inc. (the "Company") was incorporated on November 28, 1995 and develops and markets software that integrates and analyzes customer information from Internet and traditional business channels, enabling businesses to improve their customer acquisition, retention, and profitability.

  BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

  REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" ("SOP 98-4"). The Company derives revenue from the sale of software licenses, post-contract support ("maintenance"), and other professional services. Maintenance includes telephone technical support, bug fixes and rights to upgrades and enhancements on a when-and-if available basis. Professional services include training and basic post-implementation consulting to meet specific customer needs.

     Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant company obligations with regard to installation or implementation of the software remain, the fee is fixed or determinable and collectibility is probable. Revenue on arrangements with customers that are not the ultimate end users (primarily resellers) is recognized upon receipt of a reseller report of the sale and the Company's shipment of the licensed software. Advance payments are recorded as deferred revenue until the products are shipped, services are delivered or obligations are met. The Company's products do not require significant customization.

     Revenue related to maintenance is recognized on a straight-line basis over the period maintenance is provided and revenue allocable to professional services is recognized as the services are performed.

     In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 requires use of the "residual method" for recognition of revenue when vendor-specific objective evidence exists for undelivered elements but

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

does not exist for delivered elements of a software arrangement. The Company will be required to comply with the provisions of SOP 98-9 for transactions entered into beginning January 1, 2000. The adoption of SOP 98-9 is not expected to have a material impact on the Company's financial position or operating results. However, SOP 98-9 may require more revenue to be deferred for certain types of transactions.

  CONCENTRATIONS OF CREDIT RISK AND CREDIT EVALUATIONS

     Financial instruments that subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions of high credit standing. The Company's accounts receivables are derived primarily from sales of software products and services. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

     A limited number of customers has accounted for a substantial portion of the Company's revenues. The Company had no revenue for the year ended December 31, 1997. One customer accounted for 18% and 11%, of total revenue for the year ended December 31, 1998 and 1999, respectively. Another customer accounted for 10% of total revenue for the year ended December 31, 1998. Sales of the Company's products will vary as a result of fluctuations in market demand for such products and technology. Further, the markets in which the Company competes are characterized by rapid technological change and intense competition.

  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of money market funds. The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The fair value, based on quoted market prices, of the cash equivalents is approximately equal to their carrying value at December 31, 1998 and 1999.

  SOFTWARE DEVELOPMENT COSTS

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between the establishment of technological feasibility and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expenses in the accompanying statements of operations.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

  ADVERTISING EXPENSES

     The Company expenses advertising costs in the period in which they are incurred. Advertising expenses for 1997, 1998 and 1999, were approximately $0, $57,000 and $187,000, respectively.

  FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of the Company's wholly-owned foreign subsidiaries are translated from their functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity (net capital deficiency). Foreign currency transaction gains and losses, which have not been material, are included in results of operations.

  NET LOSS PER SHARE

     Basic and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128") for all periods presented. In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

                                                                   YEARS ENDED DECEMBER 31,
                                                          ------------------------------------------
                                                             1997           1998            1999
                                                          ----------     -----------     -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net loss................................................   $(5,487)       $(11,343)       $(23,570)
                                                           =======        ========        ========
Basic and diluted shares:
Weighted-average shares of common stock outstanding.....     2,689           2,615           7,079
Less weighted-average shares subject to repurchase......    (1,802)         (1,334)           (783)
                                                           -------        --------        --------
Weighted-average shares of common stock outstanding used
  in computing basic and diluted net loss per share.....       887           1,281           6,296
                                                           -------        --------        --------
Basic and diluted net loss per share....................   $ (6.19)       $  (8.85)       $  (3.74)
                                                           =======        ========        ========

     If the Company had reported net income, diluted net income per share would have included 661,914, 1,278,889 and 3,195,489 common equivalent shares related to outstanding options and warrants to purchase common stock not included above at December 31, 1997, 1998 and 1999, respectively. The common equivalent shares from options and warrants would be determined on a weighted-average basis using the treasury stock method.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

  SEGMENT INFORMATION

     The Company operates solely in one segment, the development and marketing of customer-centric analytic software products. The Company did not have revenue in the year ended December 31, 1997. For the years ended December 31, 1998 and 1999, revenue from sales to customers located outside of the United States was approximately $175,000, and $2,419,000 respectively. This revenue was solely from customers in Japan in 1998 and also included revenue of $611,000 from customers in Europe and Canada in 1999.

  PROPERTY AND EQUIPMENT

     The Company records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful lives of the assets, generally three to five years. Equipment held under capital leases is amortized on a straight-line basis over the shorter of the lease term or the lives of the respective assets, generally three to five years.

     Property and equipment consist of the following:

                                                            DECEMBER 31,
                                                          -----------------
                                                           1998      1999
                                                          ------    -------
                                                           (IN THOUSANDS)
Computer hardware and software..........................  $1,407    $ 3,232
Office furniture and fixtures...........................     881      1,234
                                                          ------    -------
                                                           2,288      4,466
Less accumulated depreciation and amortization..........    (678)    (1,598)
                                                          ------    -------
                                                          $1,610    $ 2,868
                                                          ======    =======

     As of December 31, 1999, property and equipment include amounts held under capital leases of $63,941 and related accumulated amortization of $51,896.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires companies to capitalize certain qualifying computer software costs that are incurred during the application development stage and amortize them over the software's estimated useful life. The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material affect on the Company's consolidated financial position, results of operations, or cash flows.

     In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 is effective beginning on January 1, 1999, and requires that start-up costs, capitalized prior to January 1, 1999, be written off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on the Company's financial position, results of operations, or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Financial Accounting Standards Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company will be required to

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

adopt FAS 133 for its year ending December 31, 2001. However, because the Company does not currently utilize derivative financial instruments the Company does not believe the impact of FAS 133 will be material to its financial position, results of operations, or cash flows.

2. BANK LINE OF CREDIT AND NOTES PAYABLE

     Notes payable and line of credit borrowings consist of the following:

                                                              DECEMBER 31,
                                                             ---------------
                                                              1998     1999
                                                             ------   ------
                                                             (IN THOUSANDS)
Notes payable..............................................  $  878   $  415
Bank line of credit........................................   1,000      667
                                                             ------   ------
                                                              1,878    1,082
Less current portion.......................................    (768)    (749)
                                                             ------   ------
Noncurrent portion.........................................  $1,110   $  333
                                                             ======   ======

     During 1996 and 1997, the Company secured financing under the terms of $300,000 and $1,000,000 three-year notes payable, respectively. The notes bear interest at a rate of 15% and 14%, respectively. Principal and interest installments are payable monthly and the notes are secured by the tangible assets of the Company. The full principal amount of notes payable outstanding, $415,000, is due in 2000. The carrying value of these note obligations approximates their fair value.

     In connection with the issuance of the notes, the Company issued warrants to purchase 12,537 and 24,227 shares of Series A and Series B preferred stock at prices of $1.67 and $2.68 per share, respectively. At the date of grant, the value ascribed to these warrants was immaterial for financial statement purposes. In November 1999, the warrants were exercised in full.

     In July 1998, the Company entered into a loan and security agreement with a financial institution. The agreement provides for an accounts receivable line of credit not to exceed $2,000,000 and an equipment line of credit not to exceed $1,000,000. Borrowings under the accounts receivable line of credit bear interest at the institution's prime lending rate (8.5% at December 31, 1999), and any borrowings under the equipment line of credit bear interest at the institution's prime lending rate plus 0.5% (9.0% at December 31, 1999). All borrowings under this agreement are secured by certain assets of the Company. As of December 31, 1999, the $2,000,000 line of credit expired, and $1,000,000, the full amount available, had been borrowed under the equipment line of credit of which $333,000 had been repaid during 1999. The equipment line of credit borrowings are due in 36 equal monthly installments of principal, plus accrued interest, beginning in January 1999 and ending in December 2001. The carrying value of borrowings under the equipment line of credit approximates their fair value. The agreement also includes terms requiring satisfaction of certain financial ratios, and a minimum tangible net worth requirement, and restricts the Company from paying cash dividends. The Company was in compliance with these financial covenants at December 31, 1999.

3. COMMITMENTS

  LEASES

     The Company leases its principal office under a noncancelable operating lease agreement that expires in July 2002.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

     On December 23, 1999 the Company entered into a seven year noncancelable operating lease agreement commencing May 1, 2000 for a new corporate headquarters. In accordance with the terms of this agreement, the Company has put $580,000 into a restricted cash account as a security deposit.

     The gross rental payments under all operating leases were approximately $114,000, $230,000 and $1,014,000 for the years ended December 31, 1997, 1998, and 1999, respectively. Rental expense, net of reimbursements from sublessees, was approximately $114,000, $73,000 and $679,000 in 1997, 1998 and 1999,
respectively.

     As of December 31, 1999, minimum lease payments under all noncancelable lease agreements were as follows:

                                                              OPERATING LEASES
                                                              ----------------
                                                               (IN THOUSANDS)
Year ending December 31,
  2000......................................................      $ 1,458
  2001......................................................        1,942
  2002......................................................        1,666
  2003......................................................        1,286
  2004 and thereafter.......................................        4,664
                                                                  -------
Total minimum lease payments................................      $11,016
                                                                  =======

     Included in the above minimum operating lease payments are future reimbursements from sublessees under noncancellable subleases, which amount to $96,000 in 2000, and $0 for all other periods.

4. STOCKHOLDERS' EQUITY

  CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock consisted of the following at December 31, 1998:

                                                          SHARES ISSUED     AGGREGATE
                                              SHARES           AND         LIQUIDATION
                                            DESIGNATED     OUTSTANDING     PREFERENCE
                                            ----------    -------------    -----------
Series A..................................  2,398,000       2,384,999      $ 1,590,000
Series B..................................  2,000,000       1,923,223        5,160,000
Series C..................................  2,166,065       2,166,055       12,000,000
Series D..................................  1,400,000              --               --
                                            ---------       ---------      -----------
                                            7,964,065       6,474,277      $18,750,000

     Each share of Series A, B, C and D preferred stock was convertible at any time into common stock at the exchange rate in effect at the time of conversion, currently one-for-one, and was subject to appropriate adjustment for common stock splits, stock dividends, and similar transactions. Conversion was automatic upon the closing of an initial public offering of common stock in which the aggregate gross proceeds to the Company were at least $10,000,000 and the offering price is at least $10.00 per share.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

     Each holder of Series A, B, C and D preferred stock was entitled to the number of votes equal to the number of shares of common stock into which such preferred stock was convertible.

     Each holder of preferred stock was entitled to receive, when and as declared by the Board of Directors, noncumulative dividends at the annual rate of $0.05, $0.21, $0.44, and $0.58 per share of Series A, B, C and D preferred stock, respectively, payable in preference and priority to any payment of any dividend on common stock.

     In the event of liquidation, the holders of preferred stock were entitled to a liquidation preference equal to the original purchase price of their preferred stock plus an amount equal to all accrued but unpaid dividends on such shares.

  SERIES E FINANCING

     In June 1999, the Company issued 2,188,812 shares of its Series E convertible preferred stock at $9.13 per share in exchange for net proceeds of $20.0 million. The conversion rights, preferences and privileges of the Series E shares were generally equivalent to those of the preceding A, B, C and D preferred stock. Conversion of shares of Series E preferred stock were automatic upon the closing of an initial public offering of common stock in which aggregate gross proceeds to the Company were at least $10,000,000, and the offering price was at least $10.00 per share.

     Each holder of Series E preferred stock was entitled to receive, when and as declared by the Board of Directors, noncumulative dividends, at the annual rate of $0.73 per share.

  INITIAL PUBLIC OFFERING

     On September 21, 1999, the Company consummated its initial public offering of common stock, in which it sold 4,000,000 shares of its common stock at a price of $14.00 per share, raising $56.0 million in gross proceeds. Offering proceeds to Broadbase, net of approximately $3.9 million in aggregate underwriters discounts and commissions and $2.1 million in related offering expenses, were approximately $50.0 million. Upon closing of the initial public offering, all convertible debentures were converted into shares of Series D convertible preferred stock and each outstanding share of the Company's Series A, Series B, Series C, Series D, and Series E convertible preferred stock was converted into one share of common stock, resulting in the issuance of 9,976,882 shares of common stock. In October, 1999, an additional 600,000 shares of common stock were sold by the Company at a price of $14.00 per share pursuant to the exercise of the underwriters' overallotment option, generating additional net proceeds to the Company of approximately $7.8 million.

  PRIVATE PLACEMENT

     In connection with its Series E Preferred private financing in June 1999, the Company granted rights to purchase up to 238,306 shares in its initial public offering to many of these Series E investors, subject to compliance with applicable laws, including federal securities laws. Some of these investors accepted this offer and purchased 45,063 shares of the Company's common stock resulting in net proceeds to the Company of approximately $619,000. The Company believes that it has fulfilled its obligations under the agreement, but it is possible that the investors who did not accept this offer could claim that the Company breached the agreement by failing to sell them the shares in the initial public offering. If they were successful in their claims, the Company could be obligated to pay

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

damages, which could equal the amount of any increase in the market value of the Company's common stock.

  SHARES SUBJECT TO REPURCHASE

     In November 1995, 1,282,500 shares of common stock were issued to the Company's founder at $0.002 per share in exchange for cash. These shares are subject to certain transfer restrictions. These shares are also subject to repurchase at the issuance price upon the occurrence of certain events, including termination of employment. The Company's right of repurchase expires over four years. At December 31, 1998 and 1999, 264,516 and 0 shares, respectively, remained subject to repurchase.

     Shares subject to repurchase pursuant to the exercise of stock options by the Company totaled 890,393, 810,486 and 429,884 at December 31, 1997, 1998, and
1999, respectively.

  STOCK OPTION PLANS

     During 1996, the Company adopted the 1996 Equity Incentive Plan (the "Plan"). Under the Plan, up to 4,530,000 shares of the Company's common stock may be granted to eligible participants. Under the Plan, options to purchase common stock may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options generally vest over a 48-month period and have a maximum term of 10 years. This plan terminated in September 1999.

  1999 EQUITY INCENTIVE PLAN

     On July 2, 1999, the Board of Directors approved the adoption of the Company's 1999 Equity Incentive Plan (the "1999 Incentive Plan"). A total of 3,500,000 shares of common stock were initially reserved for issuance under the 1999 Incentive Plan. Commencing on January 1, 2000, annual increases equal to 5% of the outstanding shares on the preceding December 31 have been approved. The number of shares authorized for issuance under the 1999 Incentive Plan was increased to include shares reserved under the 1996 Equity Incentive Plan that had not been issued and were not subject to outstanding options as of the date of termination of the 1996 plan, and shares subject to options which had become unexercisable. The types of awards that may be made under the 1999 Incentive Plan are options to purchase shares of common stock, restricted stock and stock bonuses. The exercise price for incentive stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant (85% for nonstatutory options). In the event of a change in control of the Company, an option or award under the 1999 Incentive Plan may be assumed or substituted by the successor corporation. The Company's compensation committee may also accelerate the vesting of awards upon a change of control transaction.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

     A summary of activity under stock option plans is as follows:

                                                                          OPTIONS OUTSTANDING
                                                                  -----------------------------------
                                               SHARES AVAILABLE                      WEIGHTED-AVERAGE
                                                  FOR GRANT       NUMBER OF SHARES    EXERCISE PRICE
                                               ----------------   ----------------   ----------------
Balance at December 31, 1996.................      1,572,775             48,000           $ 0.03
  Granted....................................       (694,000)           694,000             0.25
  Exercised..................................             --             (7,350)            0.22
  Canceled...................................        109,500           (109,500)            0.20
  Repurchased................................        206,250                 --             0.03
                                                  ----------         ----------           ------
Balance at December 31, 1997.................      1,194,525            625,150             0.24
  Authorized.................................      1,000,000                 --               --
  Granted....................................     (1,254,110)         1,254,110             0.47
  Exercised..................................             --           (293,889)            0.33
  Canceled...................................        343,246           (343,246)            0.43
  Repurchased................................         79,414                 --             0.03
                                                  ----------         ----------           ------
Balance at December 31, 1998.................      1,363,075          1,242,125             0.40
  Authorized.................................      4,000,000                 --               --
  Granted....................................     (3,397,265)         3,397,265             9.74
  Exercised..................................             --           (791,370)            1.66
  Canceled...................................        652,531           (652,531)            0.79
  Repurchased................................        146,354                 --             0.08
                                                  ----------         ----------           ------
Balance at December 31, 1999.................      2,764,695          3,195,489           $10.12
                                                  ==========         ==========           ======

     The following table summarizes information about options outstanding at December 31, 1999 (shares in thousands):

                        OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
-------------------------------------------------------------------   ---------------------------
                                              WEIGHTED
                                               AVERAGE     WEIGHTED                      WEIGHTED
                               NUMBER         REMAINING    AVERAGE         NUMBER        AVERAGE
                            OUTSTANDING      CONTRACTUAL   EXERCISE     EXERCISABLE      EXERCISE
RANGE OF EXERCISE PRICE   AS OF 12/31/1999      LIFE        PRICE     AS OF 12/31/1999    PRICE
-----------------------   ----------------   -----------   --------   ----------------   --------
    $ 0.03 - $ 0.25              222            7.48        $ 0.24           78           $ 0.24
    $ 0.55 - $ 0.73            1,530            9.10          0.69          592             0.69
    $ 4.56 - $14.00              567            9.62          5.06          251             5.69
    $26.94 - $26.94              751            9.78         26.94           29            26.94
    $64.88 - $64.88              125            9.88         64.88            2            64.88
    ---------------            -----            ----        ------          ---           ------
    $ 0.03 - $64.88            3,195            9.27        $10.12          952           $ 2.88
                               =====            ====        ======          ===           ======

  1999 EMPLOYEE STOCK PURCHASE PLAN

     On July 2, 1999, the Board of Directors approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"). A total of 500,000 shares of common stock were reserved for issuance under the 1999 Purchase Plan, plus, commencing on January 1, 2000, annual increases equal to 1% of the Company's outstanding common shares on the preceding December 31.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 10% of their cash compensation, subject to certain maximum purchase limitations. Each offering period will have a maximum duration of 24 months and will consist of four six-month purchase periods. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or the last day of each respective purchase period. This initial offering period began on September 22, 1999. At December 31, 1999, 500,000 shares have been reserved for and remain available for future issuance under the Plan.

  STOCK BASED COMPENSATION

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the 1999 Purchase Plan, collectively called "options") granted subsequent to June 30, 1995 under the fair value method of that statement. The fair value of options granted during 1997 and 1998 reported below, has been estimated at the date of grant using the minimum value method option pricing model. The fair value of options granted in 1999, reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                EMPLOYEE STOCK
                                                              EMPLOYEE             PURCHASE
                                                           STOCK OPTIONS         PLAN SHARES
                                                        --------------------    --------------
                                                        1997    1998    1999         1999
                                                        ----    ----    ----    --------------
Expected life (in years)..............................  4       4       4            1.75
Risk-free interest rate...............................  6.0%    6.0%    6.0%    6.0%
Volatility............................................  N/A     N/A     0.60    0.60
Dividend yield........................................  0%      0%      0%      0%

     The weighted average fair value of options granted during the year ended December 31, 1997 with an exercise price equal to fair value of the company's stock on the date of grant was $0.06.

     The following table summarizes information about weighted average fair values and weighted average exercise prices of options granted in the years ended December 31, 1998 and 1999.

                                                       1998                       1999
                                              -----------------------    -----------------------
                                                             WEIGHTED                   WEIGHTED
                                               WEIGHTED      AVERAGE      WEIGHTED      AVERAGE
                                                AVERAGE      EXERCISE      AVERAGE      EXERCISE
                                              FAIR VALUE      PRICE      FAIR VALUE      PRICE
                                              -----------    --------    -----------    --------
Exercise price equals fair value............     $0.10        $0.26        $16.34        $31.72
Deemed fair value exceeds exercise price....     $2.86        $0.57        $ 6.98        $ 1.64

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1997          1998          1999
                                                            ---------    ----------    ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net loss........................................   $(5,496)     $(11,702)     $(54,405)
                                                             =======      ========      ========
Pro forma basic and diluted net loss per share............   $ (6.20)     $  (9.14)     $  (8.64)
                                                             =======      ========      ========

     Pro forma net loss represents the difference between compensation expense recognized under APB 25 and the related expense using the fair value method of SFAS No. 123 taking into account any additional tax effects of applying SFAS No.
123. The effects on pro forma disclosures of applying SFAS No. 123 for all years presented are not likely to be representative of the effects on pro forma disclosures of future years.

     In connection with the grant of certain options to employees during the years ended December 31, 1998 and 1999, the Company recorded deferred stock compensation of approximately $3,471,000 and $12,775,000, respectively, based on the difference between the exercise prices of those options at their respective grant dates and the deemed fair value for accounting purposes of the shares of common stock subject to such options. Such amounts are included as a reduction of stockholders' equity and are being amortized on a graded vesting method. The compensation expense of $1,133,000 and $6,403,000 during 1998 and 1999, respectively, relate to options awarded to employees in all operating expense categories, as well as employees in professional services. These amounts have not been separately allocated between operating expense categories.

  SHARES RESERVED FOR FUTURE ISSUANCE

     At December 31, 1998 and 1999, the Company has reserved common shares for issuance as follows:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1998          1999
                                                            ----------    ----------
Stock options:
  Outstanding.............................................   1,242,125     3,195,489
  Available for grant.....................................   1,363,075     2,764,695
  Employee Stock Purchase Plan............................          --       500,000
                                                            ----------    ----------
                                                             2,605,200     6,460,184
                                                            ==========    ==========

5. EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) plan which stipulates that all full-time employees can elect to contribute to the 401(k) plan, subject to certain limitations, up to 20% of their salary on a pre-tax basis. The Company has the option to provide matching contributions but has not done so to date.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

6. INCOME TAXES

     The Company's income tax provision (benefit) differs from the income tax provision (benefit) determined by applying the U.S. federal statutory rate to the net loss as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Tax provision (benefit) at U.S. statutory rate..............  $(1,866)   $(3,857)   $(8,143)
Amortization of Deferred Compensation.......................       --         --      2,177
Valuation allowance for deferred tax assets.................    1,866      3,857      5,966
                                                              -------    -------    -------
Tax provision (benefit).....................................  $    --    $    --    $    --
                                                              =======    =======    =======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
                                                                (IN THOUSANDS)
Deferred tax assets:
Net operating loss carryforwards............................  $ 5,800    $ 10,700
Tax credit carryforwards....................................      400         700
Deferred revenue............................................      214         900
Capitalized research and development........................       --         300
Other accruals and reserves not deductible for tax
  purposes..................................................       86         600
                                                              -------    --------
Total gross deferred tax assets.............................    6,500      13,200
Less valuation allowance....................................   (6,500)    (13,200)
                                                              -------    --------
          Net deferred tax assets...........................  $    --    $     --
                                                              =======    ========

     Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the net deferred tax assets as of December 31, 1998 and 1999 has been established to reflect these uncertainties. The valuation allowance increased by $3,600,000 and $6,700,000 during the years ended December 31, 1998 and 1999, respectively.

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $29,100,000 and $13,600,000, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $500,000 and $300,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004, if not utilized.

     Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before utilization.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

7. RELATED PARTY TRANSACTIONS

     In April 1998, the Company provided a $400,000 loan to an officer, who is also a stockholder, in exchange for a nonrecourse promissory note which is secured by security interest in common stock. The loan is due on the earlier of, April 2001, or ten days after the officer sells any common stock, and bears interest annually at 5.51%.

8. LEGAL PROCEEDINGS

     On July 21, 1999, Timeline, Inc. filed a complaint against the Company in the United States District Court for the Western Division of Washington, alleging infringement by the Company of U.S. Patent No. 5,802,511 held by Timeline. The complaint alleged that the Company directly and indirectly infringed Timeline's patent claims by making, using, selling and offering to sell software products, both alone and in combination with third party software products, and further alleged that the Company induced infringement of the Timeline patent claims. Timeline requested permanent injunctions prohibiting the Company from directly or indirectly infringing the Timeline patent, and sought damages, exemplary damages, costs and attorneys' fees. Timeline further disclosed to the Company patent claims of a related pending patent application that Timeline expected to be issued and to be added to its claims. Based on the Company's preliminary investigation of this matter, it did not believe its products infringed any valid claims of the Timeline patent or of the pending patent application, and that it had other meritorious defenses to all claims made by Timeline. However, rather than pursue a course of protracted litigation, the Company, on August 30, 1999, settled this matter by paying Timeline $250,000 and agreeing to issue Timeline 40,000 shares of its common stock for a license to all of Timeline's patents and pending patent applications and a release of any claims of past infringement by its products of any of Timeline's patents and pending patent applications. The cost of the license is being amortized by the Company over its estimated useful life of five years. All of Timeline's claims against the Company have been dismissed with prejudice.

9. PENDING ACQUISITION OF RUBRIC, INC.

     On December 9, 1999 the Company entered into a definitive agreement to acquire all the outstanding capital stock of Rubric, Inc. ("Rubric") in exchange for approximately 2,992,000 shares of its common stock and the issuance of options and warrants to purchase an additional approximately 608,000 shares of Broadbase common stock, in a transaction to be accounted for as a purchase business combination. Consummation of the transaction, which is subject to approval of the Rubric stockholders, is expected in February 2000.

     In connection with signing of the definitive agreement, the Company has as of December 31, 1999, loaned Rubric $1,000,000 under a note which is payable on June 9, 2000, or immediately if the merger between Broadbase and Rubric is not consummated. The note bears interest at a fixed rate per annum based on the "Prime Rate" reported in the Wall Street Journal in effect on December 9, 1999. The purpose of the loan is to fund Rubric's working capital requirements until closing of the merger which is expected no later than February 2000. This amount has been expensed in full on the accompanying statement of operations as a direct expense of the merger.

                            BROADBASE SOFTWARE, INC.

                               DECEMBER 31, 1999

10. SUBSEQUENT EVENT (UNAUDITED)

DEFERRED COMPENSATION ON STOCK OPTION GRANTS

     On January 4, 2000, in connection with the hiring of two new officers, the Company granted an aggregate of 300,000 options to purchase shares of Broadbase common stock at an exercise price of $54.00 per share. As a result of these option grants, the Company will record approximately $12,000,000 of deferred stock compensation, computed as the difference between the options' exercise price and the fair market value of the Company's stock on the date of grant. This amount will be recorded as a reduction of stockholder's equity and will be amortized over the options' vesting term, four years, on a graded vesting method.

                            BROADBASE SOFTWARE, INC.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements for Broadbase Software, Inc. ("Broadbase") consist of the Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1999 and the Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 1999. These pro forma financial statements give effect to Broadbase's pending acquisition of Rubric, Inc. ("Rubric") in a business combination to be accounted for as a purchase, which is expected to be consummated in February 2000. In exchange for the acquisition of all of Rubric's outstanding capital stock, Broadbase will issue Rubric stockholders approximately 2,992,000 shares of its common stock and reserve approximately 608,000 additional shares for issuance upon the exercise of stock options and warrants of Rubric which will be converted into options and warrants to purchase shares of Broadbase stock.

     The Unaudited Pro Forma Combined Condensed Statement of Operations combines Broadbase's historical results of operations for the year ended December 31, 1999 with Rubric's historical results for the year ended December 31, 1999. The Unaudited Pro Forma Combined Condensed Balance Sheet combines Broadbase's historical balance sheet and Rubric's historical balance sheet at December 31, 1999. The pro forma financial statements are not necessarily indicative of what the actual operating results or financial position would have been for the combined company had the transaction taken place on January 1, 1999, and do not purport to indicate the results of future operations.

BASIS OF PRESENTATION

     The unaudited pro forma combined condensed financial statements reflect the Rubric acquisition accounted for using the purchase method of accounting and have been prepared on the basis of assumptions described in the notes thereto including assumptions related to the allocation of the amount of consideration paid to the assets and liabilities of Rubric based upon preliminary estimates of their fair value. The actual allocation of the consideration to be paid may differ from those assumptions reflected in the pro forma financial statements after valuations and other procedures to be performed after the closing of the Rubric acquisition are completed.

     In connection with the acquisition of Rubric, Broadbase expects to record a charge to operations related to in-process research and development, currently estimated to be $10.1 million. The Unaudited Pro Forma Combined Condensed Balance Sheet includes the effect of this charge but the Unaudited Pro Forma Combined Condensed Statement of Operations does not reflect this charge because of its nonrecurring nature. The charge related to in-process research and development will be reflected in Broadbase's consolidated financial statements when the Rubric acquisition is consummated, which is expected to occur in February 2000. In addition, Broadbase expects to incur costs of integration and other merger-related costs estimated at $4.0 million, of which $1 million were included in the results of operation of Broadbase for the year ended December 31, 1999. The pro forma financial statements do not include the estimated remaining costs of integration of up to $3.0 million, as these costs will affect future operations and do not qualify as liabilities in connection with a purchase business combination under EITF 95-3, "Recognition of Liabilities in Connection with A Purchase Business Combination".

     The pro forma financial statements should be read in conjunction with the related notes included in this document and the audited consolidated financial statements and notes of Broadbase and the audited financial statements and notes of Rubric included elsewhere in this prospectus.

                            BROADBASE SOFTWARE, INC.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                     ASSETS

                                         BROADBASE    RUBRIC     PRO FORMA         PRO FORMA
                                          ACTUAL      ACTUAL    ADJUSTMENTS        COMBINED
                                         ---------   --------   -----------        ---------
  Current assets:
     Cash and cash equivalents.......... $ 76,642    $    210                      $  76,852
     Accounts receivable net............    2,712       1,523                          4,235
     Prepaid expenses and other current
       assets...........................    1,239         627    $   (289)(5)          1,577
                                         --------    --------    --------          ---------
       Total current assets.............   80,593       2,360        (289)            82,664
  Property, plant and equipment.........    2,868       1,437          --              4,305
  Restricted cash.......................      633          --          --                633
  Intangibles and goodwill..............       --          --     360,890(10)        360,890
  Other assets..........................      676         112          --                788
                                         --------    --------    --------          ---------
       Total assets..................... $ 84,770    $  3,909    $360,601          $ 449,280
                                         ========    ========    ========          =========

                            LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
     Accounts payable................... $    559    $    619    $     --          $   1,178
     Accrued compensation...............    2,919                      --              2,919
     Accrued expenses...................    2,341       1,383       9,001(1)          12,725
     Current portion of capital lease
       obligation.......................       --          67          --                 67
     Current portion of bank line of
       credit and notes payable.........      749       1,338      (1,000)(6)          1,087
     Deferred revenue...................    4,663         997        (997)(9)          4,663
                                         --------    --------    --------          ---------
       Total current liabilities........   11,231       4,404       7,004             22,639
  Bank line of credit and notes
     payable............................      333          85          --                418
  Capital lease obligation, net of
     current portion....................       --         130          --                130
                                         --------    --------    --------          ---------
       Total liabilities................   11,564       4,619       7,004             23,187
  Stockholders' equity:
  Preferred stock.......................       --      13,765     (13,765)(3)             --
  Common stock..........................       17           5          (1)(2)             21
  Additional paid-in capital............  124,297      30,450     332,491(2)         487,238
  Deferred stock compensation...........   (8,710)    (15,669)     15,669(11)         (8,710)
  Notes receivable from stockholders....     (693)         --          --               (693)
  Accumulated other comprehensive
     loss...............................      (33)         --          --                (33)
  Accumulated deficit...................  (41,672)    (29,261)     19,203(7,12)      (51,730)
                                         --------    --------    --------          ---------
       Total stockholders' equity.......   73,206        (710)    353,597            426,093
                                         --------    --------    --------          ---------
       Total liabilities and
          stockholders'
          equity........................ $ 84,770    $  3,909    $360,601          $ 449,280
                                         ========    ========    ========          =========

   See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                            BROADBASE SOFTWARE, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          BROADBASE     RUBRIC      PRO FORMA     PRO FORMA
                                           ACTUAL       ACTUAL     ADJUSTMENTS    COMBINED
                                          ---------    --------    -----------    ---------
Net revenue:
  License...............................  $  7,689     $  1,868                   $   9,557
  Maintenance and professional
     services...........................     2,753        1,562                       4,315
                                          --------     --------     --------      ---------
     Total net revenue..................    10,442        3,430                      13,872
Cost of revenue:
  License...............................     1,437          278                       1,715
  Maintenance and professional
     services...........................     2,610        2,089     $   (566)(4)      4,133
  Amortization of core and developed
     technology.........................        --           --        1,587(8)       1,587
                                          --------     --------     --------      ---------
     Total cost of revenue..............     4,047        2,367        1,021          7,435
                                          --------     --------     --------      ---------
  Gross margin..........................     6,395        1,063       (1,021)         6,437
Operating expenses:
  Sales and marketing...................    15,092        7,677       (2,628)(4)     20,141
  Research and development..............     6,024        5,940       (2,096)(4)      9,868
  General and administrative............     2,011        9,256       (6,979)(4)      4,288
  Amortization of intangibles and
     goodwill...........................        --           --       71,319(8)      71,319
  Amortization of deferred stock
     compensation.......................     6,403           --                       6,403
  Merger expenses.......................     1,000           --                       1,000
                                          --------     --------     --------      ---------
Total operating expenses................    30,530       22,873       59,616        113,019
                                          --------     --------     --------      ---------
Loss from operations....................   (24,135)     (21,810)     (58,595)      (106,582)
Interest income.........................     1,454          132                       1,586
Interest expense........................      (889)        (348)                     (1,237)
                                          --------     --------     --------      ---------
Net loss................................  $(23,570)    $(22,026)    $(58,595)     $(106,233)
                                          ========     ========     ========      =========
Basic and diluted net loss per share....  $  (3.74)    $  (5.75)                  $  (11.44)
                                          ========     ========                   =========
Weighted average shares used in
  computing basic and diluted net loss
  per share.............................     6,296        3,832         (841)         9,287
                                          ========     ========     ========      =========

   See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                            BROADBASE SOFTWARE, INC.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1999

1. BASIS OF PRO FORMA PRESENTATION

     The pro forma financial statements give effect to Broadbase's pending acquisition of Rubric, in a business combination to be accounted for as a purchase, which is expected to be consummated in February 2000. Upon the effective date of the acquisition, all the outstanding common and preferred stock of Rubric will be converted into shares of Broadbase common stock, and all outstanding stock options and warrants to purchase shares of Rubric common stock will be converted into options and warrants to purchase shares of Broadbase common stock. The aggregate Broadbase shares and options/warrants to be issued to Rubric stockholders, option holders, and warrant holders will equal 3.6 million.

     The pro forma financial statements have been prepared on the basis of assumptions described in the following notes and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of Rubric based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the pro forma financial statements after valuations and other procedures to be performed after the closing of the Rubric acquisition have been completed. Broadbase does not expect that the final allocation of the purchase price will differ materially from the preliminary allocation. In the opinion of Broadbase's management, all adjustments necessary to present fairly such pro forma financial statements have been made based on the proposed terms and structure of the Rubric acquisition. The Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1999 gives effect to this transaction as if it had taken place on January 1, 1999. The Unaudited Pro Forma Combined Condensed Balance Sheet as of December 31, 1999 gives effect to the transaction as if it had taken place on December 31, 1999.

     The pro forma financial statements are not necessarily indicative of what the actual financial results would have been had the transaction taken place on January 1, 1999 and do not purport to indicate the results of future operations.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1999

     Below is a table of the estimated acquisition consideration, purchase price allocation and annual amortization of the intangible assets and goodwill acquired (in thousands):

                                                                                      ANNUAL
                                                                  AMORTIZATION     AMORTIZATION
                                                                      LIFE        OF INTANGIBLES
                                                                  ------------    --------------
Estimated acquisition consideration:
  Estimated value of securities to be issued:
     Common stock....................................  $301,690
     Stock options and warrants......................    61,256
  Acquisition costs..................................     9,000
                                                       --------
       Total estimated acquisition consideration.....  $371,946
                                                       ========
Purchase price allocation:
  Tangible net assets acquired.......................  $    998
  Intangible assets acquired:
     Developed technology............................       282   1 year             $   282
     In-process research and development.............    10,058
     Core technology.................................     6,523   5 years              1,305
     Assembled workforce.............................     1,738   3 years                579
     Tradename.......................................       773   5 years                155
     OEM distribution contract.......................     2,027   3 years                676
     Goodwill........................................   349,547   5 years             69,909
                                                       --------
       Total.........................................  $371,946
                                                       ========

     Broadbase anticipates issuing approximately 2,992,000 shares of its common stock, valued at $100.83 per share, the average market price per share of Broadbase common stock in a range of seven trading days before and after the announcement date (December 9, 1999) of the acquisition. In addition, Broadbase anticipates issuing approximately 608,000 options and warrants to purchase shares of its common stock in exchange for all options and warrants to purchase shares of Rubric common stock. The value of the options and warrants to be issued by Broadbase was determined by estimating their fair value as of December 9, 1999 using the Black-Scholes option pricing model with the following weighted average assumptions:

     - risk free interest rate of 5.0%

     - dividend yield of 0.0%

     - expected life of 0.5 years for vested options and warrants

     - expected life of 3.4 years for unvested options and warrants

     - volatility factor for the expected market price of Broadbase common stock of 0.60.

     Tangible assets of Rubric acquired principally include cash and cash equivalents, accounts receivable, fixed assets and other assets. Liabilities of Rubric assumed principally include accounts payable, accrued liabilities, capital lease obligations, and long term debt.

     To determine the value of the developed technology, the expected future cash flows attributable to all existing technology was discounted, taking into account risks related to the characteristics and applications of the developed technology, existing and future markets, and assessments of the stage of the technology's life cycle. The analysis resulted in a valuation for developed technology that had

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1999

reached technological feasibility and therefore was capitalizable. The developed technology will be amortized on a straight line basis over one year.

     The value allocated to projects identified as in-process research and development of the Rubric eMarketing Automation ("eMA") product release version
3.0 and 4.0 will be charged to expense during the first quarter of 2000 but has not been reflected in the Broadbase Unaudited Pro Forma Combined Condensed Statement of Operations as it is non-recurring in nature.

     The write-off will be necessary because the acquired in-process research and development has not yet reached technological feasibility and has no future alternative uses. These products under development may not achieve commercial viability. The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

     The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were then discounted back to their net present value. The projected net cash flows from the projects were based on management's estimates of revenues and operating profits related to the projects.

     To determine the revenue attributable to the in-process technology, consideration was also given to the contribution of the existing technology which will be utilized in the development of the in-process technology, referred to as "core technology." The value allocated to the core technology was determined by assigning a "leverage factor" of 25% to the estimated projected net cash flows related to the products under development after analysis of both the effort and work completed as well as the expected value of the in-process technology. The projected net cash flows from the products assigned to core technology using the leverage factor were then discounted back to their net present value. The core technology is being amortized over its estimated useful life of five years.

     The value allocated to the assembled workforce is attributable to the Rubric workforce in place after the acquisition which eliminates the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting. The value of the assembled workforce will be amortized on a straight-line basis over three years.

     The value of the Rubric tradename was determined by considering, among other factors, the assumption that in lieu of ownership of a the tradename, a third party would be willing to pay a royalty in order to exploit the related benefits of such tradename. Estimated royalties to be received over the next five years were then discounted to their present value using an appropriate rate of return.

     The value of the OEM distribution contract was determined by computing the present value of the estimated the net cash flows to be generated over the remaining three year life of the agreement.

     Goodwill is determined based on the residual difference between the amount of consideration to be paid and the values assigned to identified tangible and intangible assets. The goodwill will be amortized on a straight line basis over five years.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1999

2. PRO FORMA NET LOSS PER SHARE

     Pro forma basic and diluted net loss per share are based on the weighted average number of shares of Broadbase common stock outstanding during the period and the number of shares of Broadbase common stock to be issued in connection with the Rubric acquisition. The following options have not been included in the computation of pro forma diluted net loss per share because their effect would be antidilutive.

                                                                  AS OF
                                                               DECEMBER 31,
                POTENTIAL COMMON SECURITIES                        1999
                ---------------------------                   --------------
                                                              (IN THOUSANDS)
Broadbase options outstanding...............................      3,195
Options and warrants to be issued in connection with the
  Rubric acquisition........................................        608
                                                                  -----
                                                                  3,803
                                                                  =====

3. PRO FORMA ADJUSTMENTS

     1. To reflect the accrual of direct acquisition costs arising from the Rubric acquisition, including legal, banking, and accounting fees and employee relocation costs ($9.0 million).

     2. To eliminate Rubric's outstanding common stock ($5.4 million) and reflect the issuance of approximately 2,992,000 shares of Broadbase' common stock and approximately 608,000 options and warrants to purchase Broadbase common stock in connection with the acquisition ($362.9 million).

     3. To eliminate Rubric's outstanding convertible preferred stock ($13.8 million).

     4. To eliminate Rubric's amortization of deferred stock compensation expense ($12,269,000 in total, including $566,000 in cost of revenue, $2,628,000 in research and development, $2,096,000 in sales and marketing, and $6,979,000 in general and administrative expenses).

     5. To eliminate deferred financing charges ($289,000) recorded on Rubric's financial statements in connection with the issuance of warrants to purchase Rubric common stock.

     6. To eliminate intercompany note payable ($1,000,000) to Broadbase recorded on Rubric's financial statements.

     7. To eliminate Rubric's accumulated deficit ($29.34 million).

     8. To record the amortization of acquired intangible assets and goodwill ($72.9 million).

     9. To eliminate deferred revenue recorded on Rubric's financial statements ($997,000).

     10. To record acquired intangible assets and goodwill.

     11. To eliminate deferred stock compensation recorded on Rubric's financial statements.

     12. To record the in-process research and development charge ($10.1 million).

                                  RUBRIC, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-29
Balance Sheets..............................................  F-30
Statements of Operations....................................  F-31
Statements of Stockholders' Equity (Deficit)................  F-32
Statements of Cash Flows....................................  F-33
Notes to Financial Statements...............................  F-34

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Rubric, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Rubric, Inc. at December 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from inception, September 24, 1997, through December 31, 1997 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses from operations since inception and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 1 and 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

San Jose, California
January 12, 2000

                                  RUBRIC, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------    -----------
Current assets:
  Cash and cash equivalents.................................  $  7,597,417    $   210,114
  Accounts receivable.......................................       299,428      1,522,824
  Deferred financing cost, net..............................            --        289,038
  Prepaid expenses and other current assets.................       344,735        338,494
                                                              ------------    -----------
          Total current assets..............................     8,241,580      2,360,470
                                                              ------------    -----------
Property and equipment, net.................................       597,520      1,437,249
Other assets................................................        41,270        111,825
                                                              ------------    -----------
          Total assets......................................  $  8,880,370    $ 3,909,544
                                                              ============    ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $    246,643    $   619,418
  Accrued liabilities.......................................       181,560      1,382,917
  Deferred revenue..........................................       132,333        996,955
  Current portion of long-term debt.........................       305,446      1,338,187
  Current portion of capital lease obligations..............            --         67,099
                                                              ------------    -----------
          Total current liabilities.........................       865,982      4,404,576
Long-term debt, net of current portion......................       308,782         84,547
Capital lease obligations, net of current portion...........            --        129,852
                                                              ------------    -----------
          Total liabilities.................................     1,174,764      4,618,975
                                                              ------------    -----------
Commitments (Note 6)
Stockholders' equity (deficit):
  Convertible Preferred Stock: $0.001 par value; 9,300,000
     shares authorized; 8,996,930 shares issued and
     outstanding at December 31, 1999 and 1998 (liquidation
     value $13,825,000 at December 31, 1999)................    13,765,398     13,765,398
  Common Stock: $0.001 par value; 25,000,000 shares
     authorized; 5,409,657 and 4,897,595 shares issued and
     outstanding at December 31, 1999 and 1998..............         4,888          5,400
  Additional paid-in capital................................     2,194,142     30,449,863
  Deferred stock-based compensation.........................    (1,023,262)   (15,668,948)
  Accumulated deficit.......................................    (7,235,560)   (29,261,144)
                                                              ------------    -----------
          Total stockholders' equity (deficit)..............     7,705,606       (709,431)
                                                              ------------    -----------
          Total liabilities and stockholders' equity
            (deficit).......................................  $  8,880,370    $ 3,909,544
                                                              ============    ===========

   The accompanying notes are an integral part of these financial statements.

                                  RUBRIC, INC.

                            STATEMENTS OF OPERATIONS

                                                        FOR THE
                                                      PERIOD FROM
                                                      INCEPTION,
                                                     SEPTEMBER 24,
                                                     1997, THROUGH    YEAR ENDED DECEMBER 31,
                                                     DECEMBER 31,    --------------------------
                                                         1997           1998           1999
                                                     -------------   -----------   ------------
NET REVENUES:
License............................................   $        --    $   267,700   $  1,868,431
  Maintenance and professional services............            --         75,767      1,561,576
                                                      -----------    -----------   ------------
          Total net revenues.......................            --        343,467      3,430,007
                                                      -----------    -----------   ------------
COST OF NET REVENUES:
  License..........................................            --         25,238        278,036
  Maintenance and professional services............            --        292,823      2,088,588
                                                      -----------    -----------   ------------
          Total cost of net revenues...............            --        318,061      2,366,624
                                                      -----------    -----------   ------------
Gross profit.......................................            --         25,406      1,063,383
OPERATING EXPENSES:
  Research and development.........................       992,412      2,266,544      5,939,978
  Sales and marketing..............................       112,420      2,820,292      7,677,126
  General and administrative.......................       159,299      1,191,057      9,255,914
                                                      -----------    -----------   ------------
          Total operating expenses.................     1,264,131      6,277,893     22,873,018
                                                      -----------    -----------   ------------
Loss from operations...............................    (1,264,131)    (6,252,487)   (21,809,635)
Interest income....................................        50,372        257,071        132,045
Interest expense...................................            --        (20,650)      (347,994)
Other expense, net.................................        (5,735)            --             --
                                                      -----------    -----------   ------------
Net loss...........................................   $(1,219,494)   $(6,016,066)  $(22,025,584)
                                                      ===========    ===========   ============
Net loss per share -- basic and diluted............   $     (0.83)   $     (2.21)  $      (5.75)
                                                      ===========    ===========   ============
Shares used in per share calculation -- basic and
  diluted..........................................     1,470,408      2,719,818      3,832,396
                                                      ===========    ===========   ============

   The accompanying notes are an integral part of these financial statements.

                                  RUBRIC, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
   THE PERIOD FROM INCEPTION, SEPTEMBER 24, 1997, THROUGH DECEMBER 31, 1997,
                 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                                   CONVERTIBLE
                                 PREFERRED STOCK          COMMON STOCK      ADDITIONAL      DEFERRED
                             -----------------------   ------------------     PAID-IN     STOCK-BASED    ACCUMULATED
                              SHARES       AMOUNT       SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT
                             ---------   -----------   ---------   ------   -----------   ------------   ------------
Balance at inception.......         --   $        --          --   $   --   $        --   $         --   $         --
Issuance of Series A
Convertible Preferred
Stock, net.................  5,025,000     5,097,349          --       --            --             --             --

Issuance of Common Stock...         --            --   4,784,470    4,774       472,663             --             --

Net loss...................         --            --          --       --            --             --     (1,219,494)
                             ---------   -----------   ---------   ------   -----------   ------------   ------------
Balance at December 31,
  1997.....................  5,025,000     5,097,349   4,784,470    4,774       472,663             --     (1,219,494)

Issuance of Series A
  Convertible Preferred
  Stock, net...............    200,000       198,565          --       --            --             --             --

Issuance of Series B
  Convertible Preferred
  Stock, net...............  3,771,930     8,469,484          --       --            --             --             --

Exercise of common stock
  options..................         --            --     113,125      114        11,200             --             --

Deferred stock-based
  compensation.............         --            --          --       --     1,663,310     (1,663,310)            --

Amortization of deferred
  stock-based
  compensation.............         --            --          --       --            --        640,048             --

Value of options granted to
  non employees............         --            --          --       --        46,969             --             --

Net loss...................         --            --          --       --            --             --     (6,016,066)
                             ---------   -----------   ---------   ------   -----------   ------------   ------------
Balance at December 31,
  1998.....................  8,996,930    13,765,398   4,897,595    4,888     2,194,142     (1,023,262)    (7,235,560)

Exercise of common stock
  options..................         --            --     512,062      512        66,431             --             --

Deferred stock-based
  compensation.............         --            --          --       --    26,914,620    (26,914,620)            --

Amortization of deferred
  stock-based
  compensation.............         --            --          --       --            --     12,268,934             --

Value of options granted to
  non employees............         --            --          --       --       696,595             --             --

Warrant issued in
  connection with lease
  agreement................         --            --          --       --       578,075             --             --

Net loss...................         --            --          --       --            --             --    (22,025,584)
                             ---------   -----------   ---------   ------   -----------   ------------   ------------
Balance at December 31,
  1999.....................  8,996,930   $13,765,398   5,409,657   $5,400   $30,449,863   $(15,668,948)  $(29,261,144)
                             =========   ===========   =========   ======   ===========   ============   ============

                                 TOTAL
                             STOCKHOLDERS'
                                EQUITY
                               (DEFICIT)
                             -------------
Balance at inception.......  $         --
Issuance of Series A
Convertible Preferred
Stock, net.................     5,097,349
Issuance of Common Stock...       477,437
Net loss...................    (1,219,494)
                             ------------
Balance at December 31,
  1997.....................     4,355,292
Issuance of Series A
  Convertible Preferred
  Stock, net...............       198,565
Issuance of Series B
  Convertible Preferred
  Stock, net...............     8,469,484
Exercise of common stock
  options..................        11,314
Deferred stock-based
  compensation.............            --
Amortization of deferred
  stock-based
  compensation.............       640,048
Value of options granted to
  non employees............        46,969
Net loss...................    (6,016,066)
                             ------------
Balance at December 31,
  1998.....................     7,705,606
Exercise of common stock
  options..................        66,943
Deferred stock-based
  compensation.............            --
Amortization of deferred
  stock-based
  compensation.............    12,268,934
Value of options granted to
  non employees............       696,595
Warrant issued in
  connection with lease
  agreement................       578,075
Net loss...................   (22,025,584)
                             ------------
Balance at December 31,
  1999.....................  $   (709,431)
                             ============

   The accompanying notes are an integral part of these financial statements.

                                  RUBRIC, INC.

                            STATEMENTS OF CASH FLOWS

                                                        FOR THE
                                                      PERIOD FROM
                                                      INCEPTION,
                                                     SEPTEMBER 24,
                                                     1997, THROUGH    YEAR ENDED DECEMBER 31,
                                                     DECEMBER 31,    --------------------------
                                                         1997           1998           1999
                                                     -------------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...........................................   $(1,219,494)   $(6,016,066)  $(22,025,584)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Loss on disposal of property and equipment....         5,735             --             --
     Depreciation and amortization.................        12,631        135,934        352,014
     Amortization of deferred stock-based
       compensation expense........................            --        640,048     12,268,934
     Value of options granted to non employees.....            --         46,969        696,595
     Amortization of warrant issued in connection
       with lease agreement........................            --             --        289,037
     Changes in current assets and liabilities:
       Accounts receivable.........................            --       (299,428)    (1,223,396)
       Prepaid expenses and other current assets...       (13,285)      (331,450)         6,241
       Accounts payable............................            --        246,643        372,775
       Accrued liabilities.........................        84,795         96,765      1,201,357
       Deferred revenue............................            --        132,333        864,622
       Changes in other long-term assets...........       (35,391)        (5,879)       (70,555)
                                                      -----------    -----------   ------------
          Net cash used in operating activities....    (1,165,009)    (5,354,131)    (7,267,960)
                                                      -----------    -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............      (234,507)      (517,313)      (977,176)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Series A Convertible
     Preferred Stock, net of issuance costs........     5,097,349        198,565             --
  Proceeds from issuance of Series B Convertible
     Preferred Stock, net of issuance costs........            --      8,469,484             --
  Proceeds from issuance of Common Stock...........       477,437         11,314         66,943
  Principal payments on capital lease obligation...            --             --        (17,616)
  Proceeds from debt...............................            --        614,228      1,113,950
  Principal payments on debt.......................            --             --       (305,444)
                                                      -----------    -----------   ------------
          Net cash provided by financing
            activities.............................     5,574,786      9,293,591        857,833
                                                      -----------    -----------   ------------
Net increase (decrease) in cash and cash
  equivalents......................................     4,175,270      3,422,147     (7,387,303)
Cash and cash equivalents at beginning of period...            --      4,175,270      7,597,417
                                                      -----------    -----------   ------------
Cash and cash equivalents at end of period.........   $ 4,175,270    $ 7,597,417   $    210,114
                                                      ===========    ===========   ============
NON CASH ACTIVITIES:
  Equipment acquired under capital lease...........   $        --    $        --   $    214,567
                                                      ===========    ===========   ============
  Warrants issued in connection with lease
     agreement.....................................   $        --    $        --   $    578,075
                                                      ===========    ===========   ============
  Deferred stock-based compensation................   $        --    $ 1,663,310   $ 26,914,620
                                                      ===========    ===========   ============

   The accompanying notes are an integral part of these financial statements.

                                  RUBRIC, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  THE COMPANY

     Rubric, Inc. (the "Company" or "Rubric"), is a provider of Web based eMarketing Automation ("eMA") software applications for Fortune 500 and e-commerce companies. Rubric eMA enables the implementation of a closed loop system to increase revenue, reduce marketing costs, increase marketing efficiency, and measure marketing effectiveness. The Company was incorporated in Delaware on September 24, 1997.

  BASIS OF PRESENTATION

     As of December 31, 1999, the Company has an accumulated deficit of $29,261,144 and negative working capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management expects to merge the Company (see Note 11) or to obtain additional working capital financing and to achieve profitable operations from the sale of its products. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

     Effective January 1, 1998, the Company adopted the provisions the AcSEC Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, as amended by AcSEC Statement of Position 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, and AcSEC Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 97-2 proscribes the accounting for sales of the Company's software licenses, annual software maintenance and technical support, and certain professional services. Under SOP 97-2, license revenue is recognized upon delivery of the software provided that (i) a license agreement has been executed with the customer, (ii) the Company has no significant obligations remaining to the customer, (iii) the fees for products are fixed and determinable, and (iv) collection is considered probable. Maintenance revenues are recognized ratably over the maintenance period, which is generally one year. Fees for professional services are recognized as services are performed.

     For sales contracts where the Company includes multiple elements (e.g., licenses, professional services including customer training and annual maintenance), revenue from product licenses are recognized when delivery has occurred, collection of receivable is probable, the fee is fixed and determinable and vendor specific objective evidence exits to allocate the total fee to all delivered and undelivered elements of the arrangement.

  CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. At December 31, 1999 and 1998, virtually all of the Company's cash was held in an interest bearing demand deposit money market

                                  RUBRIC, INC.

account. The Company deposits cash and cash equivalents with high credit quality financial institutions.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company's accounts receivable are derived from the sale of its software products and related services to customers in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     The following table summarizes the revenues from customers in excess of 10% of the total revenues:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1998    1999
                                                              ----    ----
Company A...................................................   48%     --
Company B...................................................   45%     --
Company C...................................................   --      26%

     At December 31, 1998, company B accounted for 86% of total accounts receivable. At December 31, 1999, company C, D and E accounted for 28%, 23% and 12% of total accounts receivable, respectively.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash, cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

  CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as coding and testing in accordance with detailed program designs, and the general availability of such software, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets of three to five years. Leasehold improvements and leased assets are amortized on a straight line basis over the lesser of their estimated useful life or the lease term. Gains and losses from the disposal of property and equipment are taken into income in the year of disposition. Repairs and maintenance costs are expensed as incurred.

                                  RUBRIC, INC.

  LONG-LIVED ASSETS

     The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

  INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  ADVERTISING

     The Company expenses advertising costs as they are incurred. Advertising expense for the period from inception, September 24, 1997, through December 31, 1997 and the years ended December 31, 1998 and 1999 was $0, $1,106,301, and $1,029,349, respectively.

  NET LOSS PER SHARE

     Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all dilutive potential common stock, including options, non vested common stock and preferred shares. Options, non vested common stock and preferred shares were not included in the computation of diluted net loss per share in the periods reported because the effect would be antidilutive.

     Antidilutive securities which are excluded in the diluted net loss per share calculation for the periods:

                                                       FOR THE
                                                     PERIOD FROM
                                                     INCEPTION,
                                                    SEPTEMBER 24,
                                                    1997, THROUGH    YEAR ENDED DECEMBER 31,
                                                    DECEMBER 31,     ------------------------
                                                        1997            1998          1999
                                                    -------------    ----------    ----------
Non vested common stock...........................    3,314,063       1,726,074       897,559
Common stock options..............................      617,094       1,664,501     2,924,881
Convertible Preferred Shares......................    5,025,000       8,996,930     8,996,930
Common stock warrants.............................           --              --        43,860
                                                      ---------      ----------    ----------
                                                      8,956,157      12,387,505    12,863,230
                                                      =========      ==========    ==========

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

                                  RUBRIC, INC.

  COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company has no comprehensive income components other than its net loss.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133, as amended, is effective for all fiscal quarters beginning after June 15, 2000. As Rubric does not currently engage in any such activity, the Company does not expect SFAS No. 133 to have any effect on its financial condition or results of operations.

NOTE 2 -- SUPPLEMENTAL CASH FLOW INFORMATION:

                                                           FOR THE
                                                         PERIOD FROM
                                                         INCEPTION,
                                                        SEPTEMBER 24,
                                                        1997, THROUGH    YEAR ENDED DECEMBER 31,
                                                        DECEMBER 31,     ------------------------
                                                            1997           1998           1999
                                                        -------------    ---------      ---------
Cash paid for income taxes............................     $    --        $   800        $ 1,600
                                                           =======        =======        =======
Cash paid for interest................................     $    --        $20,650        $58,957
                                                           =======        =======        =======

NOTE 3 -- BALANCE SHEET COMPONENTS:

                                                                 DECEMBER 31,
                                                            -----------------------
                                                              1998          1999
                                                            ---------    ----------
PROPERTY AND EQUIPMENT, NET:
Computer equipment and software...........................  $ 569,550    $1,583,232
  Furniture and fixtures..................................    136,535       314,598
  Leasehold improvements..................................     40,000        40,000
                                                            ---------    ----------
                                                              746,085     1,937,830
  Less: Accumulated depreciation and amortization.........   (148,565)     (500,581)
                                                            ---------    ----------
                                                            $ 597,520    $1,437,249
                                                            =========    ==========

     Property and equipment includes $214,567 of computer equipment and internal-use software under capital leases at December 31, 1999. Accumulated amortization of assets under capital leases totaled $36,102 at December 31, 1999. Depreciation and amortization expense for the period from

                                  RUBRIC, INC.

inception, September 24, 1997, through December 31, 1997 and for the years ended December 31, 1998 and 1999 was $12,631, $135,934 and $352,014, respectively.

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               1998         1999
                                                             --------    ----------
ACCRUED LIABILITIES:
Accrued operating expenses.................................  $116,373    $  561,085
  Payroll and related expenses.............................    48,427       648,391
  Sales tax payable........................................    11,550        50,149
  Accrued royalties........................................     5,210       123,292
                                                             --------    ----------
                                                             $181,560    $1,382,917
                                                             ========    ==========

NOTE 4 -- INCOME TAXES:

     Deferred tax assets consist of the following:

                                                                DECEMBER 31,
                                                         --------------------------
                                                            1998           1999
                                                         -----------    -----------
DEFERRED TAX ASSETS:
Net operating loss carryforwards.......................  $ 2,434,437    $ 6,240,141
  Accruals and other...................................      112,559        121,959
  Credits..............................................      264,072        502,769
                                                         -----------    -----------
                                                           2,811,068      6,864,869
Less: Valuation allowance..............................   (2,811,068)    (6,864,869)
                                                         -----------    -----------
                                                         $        --    $        --
                                                         ===========    ===========

     Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

     Rubric's expected U.S. Federal statutory income tax rate differs from the effective tax rate as follows:

                                                     FOR THE
                                                   PERIOD FROM
                                                   INCEPTION,
                                                  SEPTEMBER 24,       YEAR ENDED
                                                  1997, THROUGH      DECEMBER 31,
                                                  DECEMBER 31,     ----------------
                                                      1997          1998      1999
                                                  -------------    ------    ------
"Expected" income benefit.......................      (34.0)%       (35.0)%   (35.0)%
Net operating loss not benefited................       34.0%         31.2%     15.2%
Non-deductible items............................        0.0%          3.8%     19.8%
                                                      -----        ------    ------
                                                        0.0%          0.0%      0.0%
                                                      =====        ======    ======

     At December 31, 1999, the Company had approximately $15,770,000 of federal and $15,272,000 of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2005. At December 31, 1999, Rubric also had available research and development credit carryforwards and other credit carry forwards of approximately $333,000 and $170,000 to offset future federal and state taxable income, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the

                                  RUBRIC, INC.

Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

NOTE 5 -- BORROWINGS:

     Borrowings consist of the following:

                                                                 DECEMBER 31,
                                                           ------------------------
                                                             1998          1999
                                                           ---------    -----------
Term loan, 7.75%.........................................  $ 614,228    $   422,734
Broadbase loan, 8.50%....................................         --      1,000,000
Capital lease obligation, 7.50%..........................         --        196,951
                                                           ---------    -----------
                                                             614,228      1,619,685
Less: Current portion....................................   (305,446)    (1,405,286)
                                                           ---------    -----------
                                                           $ 308,782    $   214,399
                                                           =========    ===========

  TERM LOAN

     At December 31, 1998 and 1999, the Company had $614,228 and $422,733, respectively, outstanding and due under a term loan with Silicon Valley Bank. The term loan was used primarily to finance the Company's purchases of equipment and furniture during 1997 and early 1998, and all of the Company's assets serve as collateral for the loan. The loan requires monthly interest and principal payments and carries an interest rate of 7.75% per annum. Remaining monthly principal payments due in 2000 and 2001 total $338,187 and $84,547, respectively. The Company is not required to maintain any financial covenants pursuant to this loan. In the event of default under the loan, the lender has the right to accelerate and declare all amounts immediately due and payable and to increase the interest rate by two percent per annum. Under this loan agreement, the Company requires the lender's consent to (i) enter into any transaction outside the ordinary course of business, (ii) sell or transfer any collateral except in the ordinary course of business, (iii) pay or declare dividends on the Company's stock, or (iv) redeem, retire, purchase or otherwise acquire, directly or indirectly, in any one fiscal year greater than 5% of the Company's outstanding stock.

  BROADBASE LOAN

     In connection with the pending acquisition of Rubric by Broadbase Software, Inc. ("Broadbase") (see Note 11, "Merger"), the Company had as of December 31, 1999 a $1,000,000 note outstanding and due to Broadbase. The purpose of this note was to satisfy Rubric's working capital requirements until closing of the merger which is expected no later than February 15, 2000. The outstanding principal balance of this note bears interest (computed on the basis of a 365-day year, actual days elapsed) at a fixed rate per annum determined by Broadbase as the "Prime Rate" reported in the Wall Street Journal in effect on the first day of the note, which was December 9, 1999. The outstanding balance is due on June 9, 2000. However, in the event the merger between Rubric and Broadbase is not consummated, then the note is immediately due.

  CAPITAL LEASE OBLIGATION

     At December 31, 1999, the Company had $196,951 outstanding and due under an equipment lease financing line with Comdisco, Inc. The equipment lease line provides for borrowings of up to $2,000,000; equipment purchased under the line serves as collateral. The financing line expires in July 2000 and carries interest at a rate of 7.5% per annum. The Company is not required to maintain any financial covenants pursuant to this loan. In the event of default under the lease line, the lessor has

                                  RUBRIC, INC.

the right to accelerate and declare all rents immediately due and payable. Minimum payments due under the lease line are included in Note 6, "Commitments."

NOTE 6 -- COMMITMENTS:

  PURCHASE COMMITMENTS

     At December 31, 1999, the Company had approximately $285,000 in noncancelable purchase commitments with suppliers.

  LEASES

     The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through November 2000. Rent expense for the period from inception, September 24, 1997, through December 31, 1997 and the years ended December 31, 1998 and 1999, was $37,404, $381,075, and $608,369, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

     The minimum lease payments under noncancelable operating and capital leases, required under these leases as of December 31, 1999 are as follows:

                                                              CAPITAL     OPERATING
                                                               LEASES      LEASES
                                                              --------    ---------
YEARS ENDED DECEMBER 31,
2000........................................................  $ 79,587    $818,625
  2001......................................................    79,587          --
  2002......................................................    59,354          --
                                                              --------    --------
          Total minimum lease payments......................   218,528    $818,625
                                                                          ========
Less: Amount representing interest..........................   (21,577)
                                                              --------
Present value of capital lease obligations..................   196,951
Less: Current portion.......................................   (67,099)
                                                              --------
Long-term portion of capital lease obligations..............  $129,852
                                                              --------

NOTE 7 -- CONVERTIBLE PREFERRED STOCK:

     Convertible Preferred Stock at December 31, 1999 consists of the following:

                                                                               PROCEEDS
                                              SHARES                            NET OF
                                     ------------------------   LIQUIDATION    ISSUANCE
              SERIES                 AUTHORIZED   OUTSTANDING     AMOUNT         COSTS
              ------                 ----------   -----------   -----------   -----------
A..................................  5,300,000     5,225,000    $ 5,225,000   $ 5,295,914
B..................................  4,000,000     3,771,930      8,600,000     8,469,484
                                     ---------     ---------    -----------   -----------
                                     9,300,000     8,996,930    $13,825,000   $13,765,398
                                     =========     =========    ===========   ===========

     The holders of Preferred Stock have various rights and preferences as follows:

  VOTING

     Each share of Series A and B Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which each share is convertible on the record date of the vote and may vote together as one class with the Common Stock.

                                  RUBRIC, INC.

     Series A Preferred Stockholders, voting as a separate class, have the right to elect two members of the Company's Board of Directors; Series B Preferred Stockholders, voting as a separate class, have the right to elect one member of the Company's Board of Directors; and Common Stockholders (excluding persons who hold Common Stock pursuant the conversion of Preferred Stock), voting as a separate class, have the right to elect two members of the Board of Director, one of whom must be the Company's President and/or Chief Executive Officer and the other of whom must be an independent/outside member. The final director is nominated by the other five directors and elected by a vote amongst all stockholders.

  DIVIDENDS

     Holders of Series A and B Convertible Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.08 and $0.18 per share, respectively, when and if declared by the Board of Directors prior and in preference to payment of any dividend (other than dividends payable solely in Common Stock of the Company) with respect to Common Stock. No dividends on Convertible Preferred Stock or Common Stock have been declared by the Board from inception through December 31, 1999.

  LIQUIDATION

     In the event of any liquidation, dissolution, sale, merger, or winding up of the Company, either voluntary or involuntary, the holders of Series A and B Convertible Preferred Stock are entitled to receive an amount of $1.00 and $2.28 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably among the holders of Series A and B Convertible Preferred Stock. Any assets and funds remaining after satisfaction of the liquidation preferences will be distributed ratably among the holders of Common Stock.

  CONVERSION

     Each share of Series A and B Convertible Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series A and B Convertible Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of Common Stock at a per share price of at least $5.39 per share with gross proceeds of at least $15,000,000 or (2) the consent of the holders of at least 75% of Convertible Preferred Stock.

     The conversion ratio as of December 31, 1999 was 1:1.

     The Company has reserved 5,300,000 and 4,000,000 shares of Common Stock for the conversion of Series A and B Convertible Preferred Stock, respectively.

NOTE 8 -- COMMON STOCK:

     The Company's Articles of Incorporation, as amended, authorize the Company to issue 25,000,000 shares of $0.001 par value Common Stock. A portion of the shares sold are subject to a right of repurchase by the Company subject to vesting, which is generally over a four year period from the earlier of grant date or employee hire date, as applicable, until vesting is complete. At December 31, 1999, there were 897,559 shares subject to repurchase.

                                  RUBRIC, INC.

WARRANTS FOR COMMON STOCK

     In connection with an equipment lease line, the Company issued warrants to purchase 43,860 shares of Common Stock for $2.28 per share in July 1999. Such warrants are outstanding at December 31, 1999 and expire on July 9, 2006. Using the Black-Scholes pricing model, the Company determined that the fair value of the warrants were $578,075 at the date of grant. The deferred financing cost of $578,075 is being amortized over the term of the lease line.

NOTE 9 -- STOCK OPTION PLANS:

     In 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees. Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 3,636,250 shares of Common Stock for issuance under the Plan. In addition to options granted under the Plan, the Company granted an option during 1999 to a key employee to purchase 360,000 shares of Common stock outside of the Plan; this grant was approved by the Company's shareholders and board of directors (This option is not included in the option tables presented below).

     Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% or greater shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable only upon vesting. To date, options granted generally vest over four years.

     During 1998 and 1999, the Company recorded $1,663,310 and $26,914,620, respectively, of deferred stock compensation for the excess of the deemed fair market value over the exercise price at the date of grant related to certain options granted to employees and directors in those years. Such compensation expense is being recognized over the period in which the underlying options vest.

     During 1998 and 1999 the Company recorded compensation expense of $46,969 and $696,595, respectively, for fair value of options to non-employees calculated using the Black-Scholes pricing model.

                                          1997                  1998                   1999
                                   ------------------   --------------------   --------------------
                                             WEIGHTED               WEIGHTED               WEIGHTED
                                             AVERAGE                AVERAGE                AVERAGE
                                   SHARES     PRICE      SHARES      PRICE      SHARES      PRICE
                                   -------   --------   ---------   --------   ---------   --------
Options outstanding at January
  1,.............................       --    $  --       617,094    $0.10     1,664,501    $0.14
Options granted..................  617,094    $0.10     1,288,407    $0.15     2,145,708    $0.30
Options exercised................       --    $  --      (113,125)   $0.10      (512,062)   $0.13
Options canceled.................       --    $  --      (127,875)   $0.10      (733,266)   $0.17
                                   -------              ---------              ---------
Options outstanding at
  December 31,...................  617,094    $0.10     1,664,501    $0.14     2,564,881    $0.27
                                   -------              ---------              ---------
Options exercisable at
  December 31,...................       --    $  --        84,914    $0.10       259,938    $0.17
                                   =======              =========              =========

                                  RUBRIC, INC.

                                       OPTIONS OUTSTANDING AT
                                         DECEMBER 31, 1999
                                      ------------------------
                                                    WEIGHTED      OPTIONS EXERCISABLE AT
                                                     AVERAGE         DECEMBER 31, 1999
                                                    REMAINING     -----------------------
              EXERCISE                 NUMBER      CONTRACTUAL      NUMBER       EXERCISE
               PRICE                  OF SHARES       LIFE        OUTSTANDING     PRICE
------------------------------------  ---------    -----------    -----------    --------
$0.10...............................    408,963     8.7 years       170,450       $0.10
$0.30...............................  2,155,918     9.5 years        89,488       $0.30
                                      ---------                     -------
                                      2,564,881                     259,938
                                      =========                     =======

  FAIR VALUE DISCLOSURES

     Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                            FOR THE
                                          PERIOD FROM
                                          INCEPTION,
                                         SEPTEMBER 24,
                                         1997, THROUGH      YEAR ENDED DECEMBER 31,
                                         DECEMBER 31,     ---------------------------
                                             1997            1998            1999
                                         -------------    -----------    ------------
Net loss:
As reported............................   $(1,219,494)    $(6,016,066)   $(22,025,584)
                                          ===========     ===========    ============
  Pro forma............................   $(1,219,580)    $(6,041,249)   $(22,044,822)
                                          ===========     ===========    ============

Net loss per share:
  As reported..........................   $     (0.83)    $     (2.21)   $      (5.75)
                                          ===========     ===========    ============
  Pro forma............................   $     (0.83)    $     (2.22)   $      (5.75)
                                          ===========     ===========    ============

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes pricing method with the following assumptions for all periods presented: a weighted average expected option term of 10 years; a risk free interest rate of 6%; and no expected dividends. The weighted average fair value of options granted during the period from inception, September 24, 1997, through December 31, 1997, and the years ended December 31, 1998 and 1999 was $0.83, $1.10 and $11.47, respectively.

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility of the stock price. Because the Company's stock based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates, in the opinion of management, this model does not necessarily provide a reliable single measure of the fair value of its stock-based awards.

NOTE 10 -- EMPLOYEE BENEFIT PLANS:

     The Company sponsors a 401(k) defined contribution plan covering all employees. As of December 31, 1999, the Company has made no contributions to the plan since its inception.

                                  RUBRIC, INC.

NOTE 11 -- MERGER:

     On December 9, 1999, the Company entered into a definitive agreement to be acquired by Broadbase Software, Inc. Under the terms of the definitive agreement, Broadbase will issue approximately 2,992,000 shares of its common stock to the stockholders of Rubric, and will assume options and warrants to purchase Rubric Capital Stock and convert them into options and warrants to purchase approximately 608,000 shares of Broadbase common stock, collectively representing approximately 14.5% of the newly combined company formed by the merger on a fully diluted basis. The transaction will be accounted for by Broadbase as a purchase. The acquisition is subject to customary closing conditions, including the approval of Rubric's stockholders, and is expected to close in February 2000.

                                  UNDERWRITING

     Broadbase, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Deutsche Bank Securities Inc., Dain Rauscher Incorporated and Thomas Weisel Partners LLC are the representatives of the underwriters.

                    Underwriters                      Number of Shares
                    ------------                      ----------------
Goldman, Sachs & Co. ...............................       612,500
Deutsche Bank Securities Inc. ......................       612,500
Dain Rauscher Incorporated..........................       612,500
Thomas Weisel Partners LLC..........................       612,500
FleetBoston Robertson Stephens Inc..................        75,000
Chase Securities Inc. ..............................        75,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated............................        75,000
Prudential Securities Incorporated..................        75,000
The Seidler Companies Incorporated..................        50,000
Sutro & Co. Incorporated............................        50,000
Tucker Anthony Cleary Gull..........................        50,000
U.S. Bancorp Piper Jaffray Inc. ....................        50,000
SoundView Technology Group, Inc. ...................        50,000
                                                         ---------
          Total.....................................     3,000,000
                                                         =========

                             ----------------------

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 450,000 shares from Broadbase to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Broadbase and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase 450,000 additional shares.

                  Paid by Broadbase                     No Exercise    Full Exercise
                  -----------------                     -----------    -------------
Per Share.............................................  $     4.75      $     4.75
Total.................................................  $7,125,000      $9,262,500

           Paid by the Selling Stockholders             No Exercise    Full Exercise
           --------------------------------             -----------    -------------
Per Share.............................................  $     4.75      $     4.75
Total.................................................  $7,125,000      $7,125,000

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $2.85 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Broadbase, its executive officers and directors and the selling stockholders have agreed not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. In addition, certain of Broadbase's significant stockholders have executed agreements with the underwriters that they will not, without the prior written consent of Goldman, Sachs & Co., transfer or dispose of, directly or indirectly, any of their common stock for a period of 45 days after the date of this prospectus with respect to all of the shares held by these significant stockholders and 90 days after the date of this prospectus with respect to 50% of the shares held by these stockholders. In connection with Broadbase's initial public offering, substantially all of its securityholders not participating in this offering are restricted from transferring or disposing, directly or indirectly, of any portion of the common stock obtained by these persons prior to Broadbase's initial public offering or common stock issuable upon exercise of options held by these persons, until March 20, 2000, without the prior written consent of Deutsche Bank Securities Inc. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     In December 1998, DRW Investors LLC, an affiliate of Dain Rauscher Incorporated, purchased debentures in the principal amount of $250,000, which automatically converted into 34,482 shares of Series D preferred stock upon completion of Broadbase's initial public offering at a conversion price of $7.25 per share. DRW Investors purchased these debentures on the same terms as the other investors in this private placement.

     In June 1999, Broadbase sold shares of its Series E preferred stock in a private placement at a price of $9.1325 per share. In this private placement, BT Investment Partners, Inc., an affiliate of Deutsche Bank Securities Inc., purchased 109,263 shares of Series E preferred stock for an aggregate purchase price of $997,844. BT Investment Partners, Inc. purchased the Series E preferred stock on the same terms as the other investors in the private placement. In addition, three individuals associated with Thomas Weisel Partners LLC purchased an aggregate of 6,570 shares of Series E preferred stock in the private placement. Each of the shares of Series E preferred stock was automatically converted into one share of common stock upon the consummation of Broadbase's initial public offering.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 115 filed public offerings of equity securities, of which 82 have been completed, and has acted as a syndicate member in an additional 56 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with Broadbase or any of Broadbase's officers, directors or other controlling persons, except with respect to its contractual relationship with Broadbase pursuant to the underwriting agreement entered into in connection with this offering.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain underwriters and selling group members, if any, that are market makers ("passive market makers") in the common stock may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides that: (1) a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part; (2) a passive market maker may not effect transactions or display bids for common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and (3) bids made by passive market makers must be identified as such.

     Broadbase estimates that the total expenses that it will incur in the offering, excluding underwriting discounts and commissions, will be approximately $850,000.

     Broadbase and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Deutsche Bank Securities Inc. has provided financial advisory services to Broadbase in the past, and acted as financial advisor to Broadbase in connection with its proposed acquisition of Rubric, for which they have received, and expect to receive, customary compensation.

                [Description of Graphics on Inside Front Cover]

     At the center of this graphic is a circle labeled "Web Sites" which contains the image of a computer screen. Arranged concentrically around this circle is a series of six additional circles. The first circle, directly above the "Web Sites" graphic, is labeled "E-Mail" and contains the image of an envelope and a computer that is shaped in the form of a mailbox. Clockwise from the "E-Mail" graphic, the second circle is labeled "Online Service" and contains the image of a mouse sitting on a mouse pad. The third circle is labeled "Direct Sales" and contains the image of a man in a suit holding a briefcase. The fourth circle is labeled "Direct Mail" and contains the image of three envelopes. The fifth circle is labeled "Call Centers" and contains the image of an individual wearing headphones and facing a computer screen. The sixth circle is labeled "Store Fronts" and contains the image of a store front. Above this graphic, the text reads "You can touch your customers in many ways..." Below this graphic the text reads "...Are you making the most of it?" At the bottom right corner of the graphic is the Broadbase logo. Directly below this graphic appears the Table of Contents.

                      [Description of Graphics on Gatefold]

This graphic is entitled, "Analytic Applications and E-Marketing Automation for E-Commerce." In the center of the page appears the Broadbase logo. Below the logo and to the right is a column entitled "Personalize," followed by five bullet points. The first point reads, "All customer interactions." The second point reads, "Recommend cross-sells and up-sells." The third point reads, "Adjust web content & offerings." The fourth point reads, "Differentiate offerings." The fifth point reads, "Target profitable customers." To the right of the circle, a double-headed arrow moves straight to the right of the circle to a graphic of a cloud labeled, from top-to-bottom, "Internet," "Intranets" and "Extranets." Forming a semi-circle outside the image of the cloud is a series of circular graphics entitled "Business Areas" and labeled as follows: "Sales," "E-commerce," "Marketing" and "Customer Service." Above the cloud and the circular graphics is a column entitled "Analyze," followed by three bullet points. The first point reads, "With logic and best practices." The second point reads, "For users in specific business areas." The third point reads, "Guided decision-making & customer analysis." From the graphic of the cloud, an arrow moves clockwise through the "Personalize" column to the lower left of the Broadbase logo through a column titled "InterAct," followed by four bullet points. The first bullet point reads, "With your customers for continuous relationship E-marketing." The next bullet point reads, "Workflow powered campaign planning and execution." The next bullet point reads "Multi-Channel interaction via email, web, direct mail, phone and fax." The last bullet point reads "Closed loop real time campaign measurement." The arrow travels up to a series of circular graphics labeled "Customer Touch Points." In the center of this series of graphics is a circle labeled "Web Sites" which contains the image of a computer screen. Arranged concentrically around this circle is a series of six additional circles. The first circle, directly above the "Web Sites" graphic, is labeled "E-Mail" and contains the image of an envelope and a computer that is shaped in the form of a mailbox. Clockwise from the "E-Mail" graphic, the second circle is labeled "Online Service" and contains the image of a mouse sitting on a mouse pad. The third circle is labeled "Direct Sales" and contains the image of a man in a suit holding a briefcase. The fourth circle is labeled "Direct Mail" and contains the image of three envelopes. The fifth circle is labeled "Call Centers" and contains the image of an individual wearing headphones and facing a computer screen. The sixth circle is labeled "Store Fronts" and contains the image of a store front. Above the "Customer Touch Points" graphic is a column entitled "Integrate," followed by three bullet points. The first point reads, "Comprehensive customer data." The second point reads "Historic and real time data." The third point reads, "From multiple customer touch points." A double-headed arrow moves straight from the "Customer Touch Points" graphic to the Broadbase logo. A second arrow moves clockwise through the "Integrate" column from the "Customer Touch Points" graphic to the space above the Broadbase logo. A third arrow moves clockwise from the head of the second arrow through the "Analyze" column to the graphic of the cloud. On the left edge of the gatefold, a rectangle runs from the top to the bottom of the page with the heading, "Broadbase Customers," and a column of text reading from top-to-bottom "Allied Riser Communications," "Anderson Windows," "Ashford.com," Aon Innovative Communications," "Automatic Data Processing," "Baxter IV Systems," "Bell & Howell," "BizByer.com," "Boeing Commercial Airplanes Group," "Bonneville Power," "Boston Edison," "Canon Computer," "CHEVRON," "CMP Media," "Done.com," "Driveway.com," "DSC Logistics," "Eastman Kodak," "Enbridge Consumer First," "Fidelity Investments," "HealthSystem Minnesota," "Hewlett-Packard," "Honda," "Idaho Power," "InsWeb," "Inprise," "Kana Communications." To the right of the bottom of this rectangle is an asterisk followed by the words "These customers represent all end user customers to whom we had licensed products and sold services totalling at least $100,000 as of December 31, 1999." On the right edge of the gatefold, a rectangle runs from the top to the bottom of the page with the heading "Broadbase Customers" and a column which reads: "Los Alamos Natural Labs," "Mercata," "Mercury Intracore," "MNX.com," "Natural Techteam", "New Century Energy," "NTT," "Omaha Public Power," "Onvia.com," "Pets.com," "Plymouth Rock Assurance," "Polaris Service," "Putnam Investments," "Rational Software," "Rockwell Automation," "Seattle City Power," "Shikishima Baking Company," "Telia AB," "Tokai," "The Sharper Image," "United Airlines," "Vantive," "Xerox."

                      [Description of Graphics on Page 38]

Graphic depicts a three dimensional rectangle divided vertically from side to side into four segments. The segments are labelled, from left to right, "E-Commerce Systems," "Customer Relationship Management Systems," "Enterprise Resource Planning Systems" and "Demographic Data." To the left of this vertically-segmented rectangle are the words "Sources of Data." Extending across the top of this rectangle is another three-dimensional rectangle, which is divided horizontally from top to bottom into three segments. These segments are labelled, from top to bottom, "Information Delivery Server," "Application Server & Analytic Engine" and "Data Source Adapters." To the left of this horizontally-segmented rectangle are the words "EPM/Foundation." On top of this horizontally-segmented rectangle is a row of six cylinders arranged in a row. These cylinders are labelled, from left to right, "Customer Service," "Sales," "E-Marketing," "E-Commerce," "E-Personalize" and "E-Procurement (anticipated). To the left of the cylinder labelled "Customer Service" are the words "Broadbase EPM Applications."

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary...................    1
Risk Factors.........................    5
Special Note Regarding
  Forward-Looking Statements and
  Industry Data......................   17
Use of Proceeds......................   18
Dividend Policy......................   18
Price Range of Common Stock..........   18
Capitalization.......................   19
Dilution.............................   20
Selected Consolidated Financial
  Data...............................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   24
Business.............................   32
Management...........................   50
Related Party Transactions...........   61
Principal and Selling Stockholders...   63
Description of Capital Stock.........   66
Shares Eligible for Future Sale......   69
Legal Matters........................   71
Experts..............................   71
Where You Can Find Additional
  Information........................   72
Index to the Financial Statements....  F-1
Underwriting.........................  U-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                 3,000,000 Shares

                            BROADBASE SOFTWARE, INC.

                                  Common Stock
                           -------------------------

[BROADBASE LOGO]

                           -------------------------
                                GOLDMAN, SACHS & CO.
                           DEUTSCHE BANC ALEX. BROWN
                             DAIN RAUSCHER WESSELS
                           THOMAS WEISEL PARTNERS LLC

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------